Filed Pursuant to Rule 424(b)(3)
Registration No. 333-104388

PROSPECTUS

BWAY Manufacturing, Inc.

Offer to Exchange any and all outstanding 10% Senior Subordinated Notes due 2010 issued on November 27, 2002 for Registered 10% Senior Subordinated Notes due 2010

The Old Notes:

$200,000,000 aggregate principal amount of 10% Senior Subordinated Notes due 2010 were originally issued and sold by us on November 27, 2002 in a transaction that was exempt from registration under the Securities Act of 1933, and resold to qualified institutional buyers in compliance with Rule 144A.

The New Notes:

The terms of the new notes are identical to the terms of the old notes except that the new notes are registered under the Securities Act and will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP number from the old notes and will not entitle their holders to registration rights.

See “Risk Factors” beginning on page 13 for a discussion of certain risks that you should consider in connection with an investment in the new notes.

The Guarantees:

The new notes will be fully and unconditionally guaranteed on a senior subordinated basis by BWAY Manufacturing, Inc., a wholly-owned subsidiary of BWAY Corporation, subject to release as provided in the indenture for the new notes.

The Exchange Offer:

Our offer to exchange old notes for new notes will be open until 5:00 p.m., New York City time, on December 9, 2003, unless we extend the offer.

New notes will be issued in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions set forth herein. See “The Exchange Offer—Conditions.”

No public market currently exists for the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 5, 2003.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-4 under the Securities Act, covering the notes to be issued in the exchange offer. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. For further information regarding our company and the notes to be issued in the exchange offer, we refer you to the registration statement, including its exhibits. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matter involved.

The indenture pursuant to which the notes are issued requires us to distribute to the holders of the notes annual reports containing our financial statements audited by our independent public accountants and quarterly reports containing our unaudited condensed consolidated financial statements for the first three quarters of each fiscal year. Following the completion of the exchange offer, we will file annual, quarterly and current reports and other information with the SEC.

Any documents that we file with the SEC, including exhibits and schedules thereto, may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a World Wide Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

i

We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable laws.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the new notes and must obtain any consent, approval or permission required by you for the purchase, offer or sale by you of the new notes under the laws and regulations in force in any jurisdiction to which you are subject or in which you make any purchases, offers or sales, and we will not have any responsibility for your failure to do so.

ii

MARKET SHARE, RANKING AND OTHER DATA

The market share, ranking and other data contained in this prospectus are based either on management’s own estimates, derived from information known to BWAY and other research performed by management, or independent industry publications, including data compiled by the Can Manufacturers Institute, a trade association of which we are a member, and the United States Department of Commerce. All market share, ranking and other data contained in this prospectus with respect to coffee cans exclude cans manufactured in-house by coffee processing and marketing companies. Recently, one of our largest customers, the Folger Coffee Company, which we refer to as Folgers, notified us that it plans to convert its steel packaging requirements to an alternative packaging that we do not manufacture by March of fiscal 2004. Following the conversion by Folgers to such alternative packaging, we expect that coffee cans will no longer represent a significant portion of our sales. In certain instances, the data relating to market share and ranking has been calculated by management using data with respect to BWAY’s sales for the fiscal year ended September 29, 2002, and data with respect to the steel container industry for the calendar year ended December 31, 2001. In all cases, the market share, ranking and other data contained in this prospectus are believed by management to be reasonable estimates. However, market share, ranking and other data are subject to change and cannot always be verified with certainty due to (i) limits on the availability and reliability of raw data, particularly in the case of market research performed by BWAY, (ii) the voluntary nature of the data gathering process and (iii) other limitations and uncertainties inherent in any statistical survey of market shares. As a result, you should be aware that market share, ranking and other data set forth in this prospectus, and estimates and beliefs based on such data, may not be reliable.

iii

PROSPECTUS SUMMARY

In this prospectus, “BCO Holding” refers to BCO Holding Company, the corporate parent of BWAY Corporation, “BCO Acquisition” refers to BCO Acquisition, Inc., the entity which was merged into BWAY Corporation in connection with the transactions (as defined below), “BWAY Finance” refers to BWAY Finance Corp., the initial issuer of the old notes, “BWAY” refers to BWAY Corporation and all of its subsidiaries, “BWAY Manufacturing” refers to BWAY Manufacturing, Inc., a wholly-owned subsidiary of BWAY, and unless the context otherwise requires, “we,” “our,” and “us” refer collectively to BWAY and BWAY’s subsidiaries.

Our fiscal year ends on the Sunday closest to September 30 of the applicable year. Unless otherwise specified, references to fiscal 1998, 1999, 2000, 2001 and 2002 relate to the fiscal years ended on September 30, 1998, October 3, 1999, October 1, 2000, September 30, 2001 and September 29, 2002, respectively. Unless stated otherwise, all pro forma financial information in this prospectus gives effect to the transactions described in this prospectus under “The Transactions,” which we refer to as the “transactions.”

The following summary contains certain material information from the prospectus about us, the offering of the old notes, and the offer to exchange the old notes for the new notes. It likely does not contain all the information that is important to you. For a more complete understanding of the Company, the offering, the old notes, and the offer to exchange the old notes for the new notes, we encourage you to read this entire document and the documents we have referred you to.

The Company

Our Company

We are the leading North American manufacturer of steel containers for paint and certain other consumer and industrial products. Over 85% of our fiscal 2002 net sales were generated from product lines where we estimate we have the leading market share in the United States. Our product offerings include a wide variety of steel containers such as paint, aerosol and specialty cans which are used by our customers to package a diverse range of end-use products which, in addition to paint, include household and personal care products, automotive after-market products, paint thinners and driveway and deck sealants. We also provide our customers with metal shearing, coating and printing services through our material center services business.

We have longstanding relationships with a diversified base of nationally recognized customers. Our recognizable customers and customer brands include Abbott Labs, Benjamin Moore & Company, Colgate-Palmolive, Imperial Chemical Industries (The Glidden Company), Rust-Oleum® and Sherwin-Williams. We believe that our customer success is primarily attributable to: (i) the close proximity of our manufacturing facilities to key customer locations; (ii) our low-cost, flexible manufacturing capabilities; and (iii) our reputation for quality and customer service.

We have a substantial amount of debt. As of June 29, 2003, we had approximately $212.0 million of total debt, of which approximately $12.0 million was senior to the notes and the guarantees.

BWAY Corporation and BWAY Manufacturing, Inc. were incorporated in Delaware in 1988 and 1996, respectively. Our principal executive offices are located at 8607 Roberts Drive, Suite 250, Atlanta, Georgia 30350-2237, and our telephone number is (770) 645-4800. Our World Wide Web address is www.bwaycorp.com. Our Web site and the information contained on it are not part of this prospectus.

The Transactions

On September 30, 2002, BCO Holding, BCO Acquisition and BWAY entered into a merger agreement, which provided for the merger of BCO Acquisition and BWAY, with BWAY continuing as the surviving corporation. On November 27, 2002, BWAY Finance, a subsidiary of BCO Holding, issued the old notes in a private placement in order to raise a portion of the financing needed to consummate the merger. The merger was completed on February 7, 2003, at which time we assumed BWAY Finance’s obligations under the old notes. As a result of the merger and related transactions, we are controlled by affiliates of Kelso & Company, or Kelso. Kelso is a private investment firm founded in 1971.

The following transactions occurred in connection with the merger: (i) shares of BWAY’s common stock were converted into the right to receive cash; (ii) options to purchase shares of BWAY’s common stock were canceled in exchange for lump sum payments in cash, less the applicable option exercise price; (iii) affiliates of Kelso contributed cash in exchange for shares of BCO Holding’s common stock; (iv) another equity investor contributed cash in exchange for shares of BCO Holding’s common stock; (v) certain stockholders of BWAY, including members of management, exchanged certain of their shares and options in BWAY for the balance of BCO Holding’s common stock; (vi) BWAY amended and restated its then existing credit facility; we refer in this prospectus to the credit facility existing prior to the closing of the merger as the “old credit facility” and to the amended and restated credit facility as the “new credit facility;” (vii) BWAY assumed BWAY Finance’s obligations under the old notes; and (viii) BWAY Finance merged with and into BWAY, with BWAY continuing as the surviving corporation of the merger.

BWAY used the net proceeds from the equity and debt financings described above to: (i) fund the cash consideration payable to its stockholders and option holders under the merger agreement; (ii) repurchase substantially all of its outstanding $100.0 million 10¼% senior subordinated notes due 2007, and to redeem the balance of such notes; (iii) repay all outstanding principal and accrued interest under its old credit facility as of the closing of the merger; and (iv) pay related transaction fees and expenses.

The merger, the investment by affiliates of Kelso and the other equity investor, the investment by certain stockholders and option holders who exchanged shares and options, the new credit facility, the offering of the old notes and the application of the net proceeds therefrom, the repurchase or redemption of all of BWAY’s outstanding $100.0 million 10¼% senior subordinated notes due 2007, the repayment of all outstanding principal and accrued interest under BWAY’s old credit facility and the merger of BWAY Finance with and into BWAY are collectively referred to in this prospectus as the “transactions.”

Recent Developments

Acquisition of SST Industries

On August 25, 2003, we acquired substantially all of the assets, including working capital, of SST Industries, a manufacturer of rigid plastic containers for industrial packaging markets, for approximately $23.2 million in cash. We believe that this acquisition will allow us to extend our product offerings into a complementary segment of the container market.

Folgers Conversion

One of our largest customers, Folgers, has recently notified us that, commencing in October 2003, it plans to convert its steel packaging requirements to an alternative packaging that we do not manufacture, by March of fiscal 2004. As a result of the decision by Folgers to convert all of its steel packaging requirements to such alternative packaging, we expect that our revenues from this customer will be reduced by approximately $48 million in fiscal 2004, depending principally on the exact timing of any such conversion, and by an additional amount of approximately $12 million in fiscal 2005.

As a result of this conversion, we intend to close our manufacturing facility in Picayune, Mississippi. We will relocate or terminate the workforce and dispose of or transfer certain equipment to other manufacturing facilities. We expect to record a restructuring charge of approximately $0.1 to $0.3 million in the fourth quarter of fiscal 2003 and of approximately $0.4 to $0.6 million in fiscal 2004 as a result of closing the Picayune facility. The restructuring charge will consist of severance and benefits, equipment disposition and other related costs associated with closing the manufacturing facility.

In addition to the restructuring charge, we have shortened the estimated remaining useful lives of certain long-lived assets, primarily equipment, associated with the manufacture of the steel packaging we supply to Folgers. The shortened useful lives will result in approximately $1.5 to $2.0 million in additional depreciation expense in the fourth quarter of fiscal 2003 and approximately $4.5 to $5.5 million in the first half of fiscal 2004.

Summary of Terms of the Exchange Offer

On November 27, 2002, BWAY Finance completed a private offering of $200,000,000 principal amount of 10% Senior Subordinated Notes due 2010. On February 7, 2003, we assumed BWAY Finance’s obligations under such notes in connection with the consummation of the merger and the other transactions. In this prospectus, we refer to (1) the notes sold in that original offering as the old notes, (2) the notes offered in this prospectus in exchange for the old notes as the new notes, and (3) the old notes and the new notes together as the notes.

The Exchange Offer	You may exchange old notes for new notes.

Resale of New Notes

We believe the new notes that will be issued in this exchange offer may be resold by most investors without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer and resale of the new notes.

Registration Rights Agreement	We have undertaken this exchange offer pursuant to the terms of a registration rights agreement entered into with the initial purchaser of the old notes. See “The Exchange Offer.”

Consequence of Failure to

Exchange Old Notes	You will continue to hold old notes that remain subject to their existing transfer restrictions if:

•	you do not tender your old notes; or

•	you tender your old notes and they are not accepted for exchange.

Subject to certain limited exceptions, we will have no obligation to register the old notes after we consummate the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer” and  “—Consequences of Failure to Exchange.”

Expiration Date

The “expiration date” for the exchange offer is 5:00 p.m., New York City time on December 9, 2003, unless we extend it, in which case “expiration date” means the latest date and time to which the exchange offer is extended.

Interest on the New Notes

The new notes will accrue interest at a rate of 10% per annum from the last interest payment date on which interest has been paid on the old notes or, if no interest has been paid on the old notes, from the issue date of the old notes. No additional interest will be paid on old notes tendered and accepted for exchange.

Condition to the Exchange Offer	The exchange offer is subject to certain customary conditions which we may waive. See “The Exchange Offer—Conditions.”

Procedures for Tendering Old Notes

If you wish to accept the exchange offer, you must submit required documentation and effect a tender of old notes pursuant to the procedures for book-entry transfer (or other applicable procedures) all in accordance with the instructions described in this prospectus and in the relevant letter of transmittal. See “The Exchange Offer—Procedures for Tendering,” “—Book-Entry Transfer,” “—Exchanging Book-Entry Notes” and “—Guaranteed Delivery Procedures.”

Guaranteed Delivery Procedures

If you wish to tender your old notes, but cannot properly do so prior to the expiration date, you may tender your old notes according to the guaranteed delivery procedures described in “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of old notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the letter of transmittal prior to 5:00 p.m., New York City time, on the expiration date.

Acceptance of Old Notes and Delivery

of New Notes

Subject to certain conditions, any and all old notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. The new notes issued pursuant to the exchange offer will be delivered as soon as practicable following the expiration date. See “The Exchange Offer—Terms of the Exchange Offer.”

Certain U.S. Tax Considerations

We believe that the exchange of the old notes for new notes should not constitute a taxable exchange for U.S. federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Exchange Agent	The Bank of New York is serving as the exchange agent.

Summary of the Terms of the New Notes

The terms of the new notes are identical to the terms of the old notes except that the new notes:

•	are registered under the Securities Act, and therefore will not contain restrictions on transfer;

•	will not contain provisions relating to additional interest;

•	will bear a different CUSIP number from the old notes; and

•	will not entitle their holders to registration rights.

Issuer	BWAY.

Securities Offered	$200,000,000 aggregate principal amount of 10% senior subordinated notes due 2010.

Maturity	October 15, 2010.

Interest Rate	10% per year (calculated using a 360-day year).

Interest Payment Dates	April 15 and October 15, beginning on April 15, 2003.

Ranking

The notes will be BWAY’s unsecured senior subordinated obligations and will rank junior to BWAY’s then existing and future senior debt. Each guarantee of the notes by a BWAY subsidiary will be subordinated to all existing and future senior debt of such subsidiary. As of June 29, 2003, BWAY and its subsidiaries had approximately $12.0 million of senior debt outstanding under the new credit facility and approximately $78.0 million of unused commitments available to borrow thereunder, subject to borrowing base and other limitations under the new credit facility. As of June 29, 2003, after applying these limitations, BWAY and its subsidiaries had approximately $64.8 million available to borrow under the new credit facility.

Guarantees

BWAY Manufacturing has fully and unconditionally guaranteed the notes subject to release as provided in the indenture for the notes. As of the date of this prospectus, BWAY Manufacturing is the only guarantor of the notes. If any subsidiary of BWAY that is not a guarantor guarantees certain indebtedness of BWAY in the future, such subsidiary will guarantee the notes.

Optional Redemption

Except as described immediately below, BWAY cannot redeem the notes until October 15, 2006. Thereafter, BWAY may redeem some or all of the notes at the redemption prices listed in the “Description of the Notes” section under the heading “Optional Redemption,” plus accrued and unpaid interest to the date of redemption.

Optional Redemption After Equity Offerings	At any time (which may be more than once) before October 15, 2005, BWAY can choose to redeem up to 35% of the outstanding notes with money that it raises in one or more equity offerings, as long as:

•	BWAY pays 110% of the face amount of the notes, plus interest;

•	BWAY redeems the notes within 90 days of completing the equity offering; and

•	at least 65% of the aggregate principal amount of notes issued remains outstanding afterwards.

Change of Control Offer	If a change of control of BWAY occurs, BWAY must give holders of the notes the opportunity to sell BWAY their notes at 101% of their face amount, plus accrued and unpaid interest.

BWAY might not be able to pay you the required price for notes you present to it at the time of a change of control, because:

•	BWAY might not have enough funds at that time; or

•	the terms of BWAY’s senior debt may prevent it from paying for your notes.

Asset Sale Proceeds

If BWAY or any of its subsidiaries engage in asset sales, BWAY generally must either invest the net cash proceeds from such sales in its business within a period of time, prepay senior debt or make an offer to purchase a principal amount of the notes equal to the excess net cash proceeds. The purchase price of the notes will be 100% of their principal amount, plus accrued and unpaid interest.

Certain Indenture Provisions	The indenture governing the notes contains covenants limiting BWAY’s (and some or all of BWAY’s subsidiaries’) ability to:

•	incur additional debt;

•	pay dividends or distributions on its capital stock or repurchase its capital stock;

•	make certain investments;

•	create liens on BWAY’s assets to secure debt;

•	engage in transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer and sell assets.

These covenants are subject to a number of important limitations and exceptions. See “Description of the Notes.”

Risk Factors

You should carefully consider all of the information contained in this prospectus, including the discussion under the caption “Risk Factors” regarding specific risks involved in an investment in the notes.

Summary Historical and Pro Forma Consolidated Financial Data

The following table sets forth our summary historical consolidated financial and operating data, which you should read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. The summary consolidated financial and other data as of and for each of the fiscal years in the three-year period ended September 29, 2002 have been derived from our audited financial statements included elsewhere in this registration statement. The summary consolidated financial and other data as of and for each of the fiscal years in the two-year period ended October 3, 1999 have been derived from our audited financial statements which are not included in this registration statement. The summary consolidated financial and other data as of June 29, 2003 and for the nine month period ended June 30, 2002, for the periods from September 30, 2002 to February 6, 2003 and from February 7 to June 29, 2003 have been derived from our unaudited financial statements included elsewhere in this registration statement. Such unaudited consolidated financial statements, in the opinion of our management, include all adjustments necessary for the fair presentation of our financial condition and results of operations for such periods and as of such dates. The audited consolidated financial statements and the unaudited consolidated financial statements do not purport to project our results of operations or financial position for any future period or date.

The unaudited pro forma financial data presented below give effect to the transactions described in this registration statement under “The Transactions.” The pro forma data are not necessarily indicative of our results of operations or financial position had these transactions taken place on the dates indicated and are not intended to project our results of operations or financial position for any future period or date. See “Unaudited Pro Forma Financial Information.” All amounts are presented in thousands, except ratios.

	Fiscal Year Ended(1)								Pro Forma
	1998	1999	2000	2001	2002	Nine Months Ended June 30, 2002	For the Period from September 30, 2002 to February 6, 2003	For the Period from February 7 to June 29, 2003	Year Ended 2002	For the Period from September 30, 2002 to February 6, 2003

	(Dollars in thousands)
Income Statement Data:
Net sales	$419,474	$487,549	$479,775	$475,039	$527,601	$388,128	$186,726	$224,814	$527,694	$186,786
Cost of products sold (excluding depreciation and amortization)	354,973	424,942	422,834	425,084	456,788	338,024	166,383	190,589	457,993	163,483

Gross profit (excluding depreciation and amortization)	64,501	62,607	56,941	49,955	70,813	50,104	20,343	34,225	69,701	23,303
Depreciation and amortization(2)	13,465	17,246	22,412	20,713	19,582	15,003	6,091	10,076	26,222	8,469
Selling and administrative expense	22,748	19,678	17,057	15,610	14,179	10,411	14,875	4,413	14,179	5,183
Merger related transaction costs(3)(4)	—	—	—	—	1,478	—	2,488	—	—	—
Restructuring and impairment charge (recovery)(5)(6) (7)(8)(9)	11,532	—	5,900	21,500	1,250	1,250	(460)	—	1,250	(460)
Gain on curtailment of postretirement benefits	(1,861)	—	(1,171)	—	—	—	—	—	—	—
Management fee(10)	—	—	—	—	—	—	—	198	495	181
Other, net	127	33	(662)	(970)	(597)	(780)	17	(45)	(513)	51

Income from operations	18,490	25,650	13,405	(6,898)	34,921	24,220	(2,668)	19,583	28,068	9,879
Interest expense, net	13,021	14,733	16,657	15,747	13,109	9,728	11,190	11,175	27,160	8,916

Income (loss) before income taxes and cumulative effect of change in accounting	5,469	10,917	(3,252)	(22,645)	21,812	14,492	(13,858)	8,408	908	963
Provision for (benefit from) income taxes	2,789	5,290	(334)	(6,157)	9,556	6,159	(4,791)	4,914	2,832	673

Income (loss) before cumulative effect of change in accounting	2,680	5,627	(2,918)	(16,488)	12,256	8,333	(9,067)	3,494	(1,924)	290
Cumulative effect of change in accounting for systems development cost(11)	(1,161)	—	—	—	—	—	—	—	—	—

Net income (loss)	$1,519	$5,627	$(2,918)	$(16,488)	$12,256	$8,333	$(9,067)	$3,494	$(1,924)	$290

	Fiscal Year Ended(1)								Pro Forma
	1998	1999	2000	2001	2002	Nine Months Ended June 30, 2002	For the Period from September 30, 2002 to February 6, 2003	For the Period from February 7 to June 29, 2003	Year Ended 2002	For the Period from September 30, 2002 to February 6, 2003

	(Dollars in thousands)
Other Financial Data:
EBITDA(12)	$31,955	$42,896	$35,817	$13,815	$54,503	$39,223	$3,423	$29,659	$54,290	$18,348
EBITDA margin %(13)	7.6%	8.8%	7.5%	2.9%	10.3%	10.1%	1.8%	13.2%	10.3%	9.8%
Capital expenditures(14)	$33,826	$33,230	$10,907	$9,421	$10,586	$7,592	$4,607	$6,775	$10,586	$4,607
Cash interest expense, net	13,981	14,961	16,206	14,345	11,720	11,453	5,374	18,350	13,698	1,138
Net cash provided by (used in) operating activities	25,561	24,452	25,297	22,116	46,063	24,117	(2,135)	14,081	38,385	13,135
Net cash provided by (used in) investing activities(15)	(32,879)	(46,495)	(8,475)	(4,040)	(9,528)	(6,595)	(4,582)	(26,660)	(29,396)	(24,450)
Net cash provided by (used in) financing activities(16)	8,247	20,436	(16,557)	(18,752)	(17,330)	(16,572)	(12,663)	16,308	9,760	(6,165)

	Fiscal Year Ended(1)
	1998	1999	2000	2001	2002	June 30, 2002	June 29, 2003
Balance Sheet Data:
Total working capital	$737	$14,146	$14,583	$8,369	$20,467	$19,533	$29,026
Total assets	313,711	362,023	332,723	300,895	306,686	301,212	401,070
Total debt	122,272	146,500	126,200	112,808	100,000	106,000	212,046
Stockholders’ equity	77,188	82,053	78,961	60,435	72,648	68,655	77,116

(1)	We operate on a 52/53-week fiscal year ending on the Sunday closest to September 30 of the applicable year.
(2)	Depreciation for fiscal 2000 and for fiscal 2002 includes an additional $2.5 million and $0.7 million, respectively, of depreciation related to shortened useful lives of certain computer systems.
(3)	The fourth quarter of fiscal 2002 includes a $1.5 million charge for certain professional fees and other transaction costs relating to the transactions.
(4)	The period from September 30, 2002 to February 6, 2003 includes a $2.5 million charge for certain professional fees and other transaction costs relating to the transactions.
(5)	The third quarter of fiscal 1998 includes an $11.5 million restructuring and impairment charge related to the closure of three plants, the elimination of an internal transportation department and the write-off of equipment at several operating locations which were impaired due primarily to changes in manufacturing processes.
(6)	The second quarter of fiscal 2000 includes a $5.9 million restructuring and impairment charge related to the closing of two administrative offices, the termination of 89 employees, and the write-down of equipment held for disposal.
(7)	The third quarter of fiscal 2001 includes a $21.5 million restructuring and impairment charge related to the closing of two manufacturing facilities and the write-down of intangible assets and equipment held for disposal as a result of the closings.
(8)	The third quarter of fiscal 2002 includes an additional $1.2 million restructuring charge related to the closing of one of our manufacturing facilities in the third quarter of fiscal 2001. See footnote (7) above.
(9)	The period from September 30, 2002 to February 6, 2003 includes an adjustment of $(0.5) million to the prior year restructuring and impairment charge. See footnote (8) above.
(10)	Represents annual advisory fee paid to Kelso.
(11)

On November 20, 1997, the EITF issued a consensus on the accounting treatment of certain information systems and process reengineering costs. We were involved in a business information systems and process reengineering project that was subject to this pronouncement. Based on the EITF consensus, $2.0 million of the previously capitalized costs associated with this project were expensed in the first fiscal quarter of 1998 as a change in accounting. A one-time charge of $1.2 million, net of related tax benefit of $0.8 million, for the cumulative effect of this new accounting interpretation for business information systems and process reengineering activities reduced fiscal 1998 net earnings.

(12)	“EBITDA” represents net income (loss) before cumulative effect of change in accounting, depreciation and amortization, interest expense, net and provision for (benefit from) income taxes, as shown in the table below. Consistent with Item 10 of Regulation S-K recently amended by the SEC pursuant to the Sarbanes-Oxley Act, restructuring and impairment charges, gain on curtailment of postretirement benefits, other, net and transaction expenses, collectively representing $9.8 million, $33,000, $4.1 million, $20.5 million, $2.1 million, $0.5 million, $2.0 million, $(45,000), $0.7 million and $(0.4) million in fiscal 1998, 1999, 2000, 2001 and 2002, for the nine months ended June 30, 2002, for the period from September 30, 2002 to February 6, 2003, for the period from February 7 to June 29, 2003, for the pro forma year ended 2002 and for the pro forma period from September 30, 2002 to February 6, 2003, respectively, have not been added back to net income (loss) before cumulative effect of change in accounting for purposes of calculating EBITDA. In addition, $13.1 million and $2.2 million for the period from September 30, 2002 to February 6, 2003 and for the period from February 7 to June 29, 2003, respectively, have not been added back to net income (loss) before cumulative effect of change in accounting for purposes of calculating EBITDA, which is consistent with Item 10 of Regulation S-K as noted above. The $13.1 million for the period from September 30, 2002 to February 6, 2003 consists of $3.4 million included in cost of products sold (excluding depreciation and amortization) and $9.7 million in selling and administrative expense, which, in total, represent $12.6 million of compensation expense related to stock option payouts associated with the transactions and $0.5 million of other expense associated with the transactions. The $2.2 million for the period from February 7 to June 29, 2003, is included in cost of products sold (excluding depreciation and amortization) and relates to manufacturer’s profit recorded in inventory as a result of the transactions. We present EBITDA because it is one of the measures upon which management assesses our financial performance. Management also believes that EBITDA, which is commonly used as a measure of performance of companies in our industry, is frequently used by securities analysts, investors and other interested parties to measure our ability to service our debt and to determine our financial performance. While providing useful information, EBITDA should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with generally accepted accounting principles and should not be construed as an indication of a company’s operating performance or as a measure of liquidity.

The following table illustrates the calculation of EBITDA:

	Fiscal Year Ended(a)					Nine Months Ended June 30, 2002	For the Period from September 30, 2002 to February 6, 2003	For the Period from February 7 to June 29, 2003	Pro Forma
	1998	1999	2000	2001	2002				Year Ended 2002	For the Period from September 30, 2002 to February 6, 2003
Net income (loss) before cumulative effect of change in accounting	$2,680	$5,627	$(2,918)	$(16,488)	$12,256	$8,333	$(9,067)	$3,494	$(1,924)	$290
Depreciation and amortization(b)	13,465	17,246	22,412	20,713	19,582	15,003	6,091	10,076	26,222	8,469
Interest expense, net	13,021	14,733	16,657	15,747	13,109	9,728	11,190	11,175	27,160	8,916
Provision for (benefit from) income taxes	2,789	5,290	(334)	(6,157)	9,556	6,159	(4,791)	4,914	2,832	673

EBITDA	$31,955	$42,896	$35,817	$13,815	$54,503	$39,223	$3,423	$29,659	$54,290	$18,348

(a)	We operate on a 52/53-week fiscal year ending on the Sunday closest to September 30 of the applicable year.
(b)	Depreciation for fiscal 2000 and for fiscal 2002 includes an additional $2.5 million and $0.7 million, respectively, of depreciation related to shortened useful lives of certain computer systems.
(13)	EBITDA margin is defined as the ratio of EBITDA relative to net sales.
(14)	Our capital expenditures in fiscal 1998 and 1999 included $21.1 million and $18.9 million, respectively, in expenditures related to the expansion of our material center services business and the installation of new information technology systems.
(15)	Investing activities for the period from February 7 to June 29, 2003 include $19.9 million in transaction costs related to the transactions.
(16)	Financing activities for the period from September 30, 2002 to February 6, 2003 include $0.4 million in financing costs incurred related to the transactions. Financing activities for the period from February 7 to June 29, 2003 include $4.6 million net cash provided from the transactions and $10.5 million in financing costs incurred related to the transactions.

RISK FACTORS

Before you invest in the notes, you should carefully consider the following factors in addition to the other information contained in this prospectus.

Risks Relating to the Notes

Our substantial debt could adversely affect our financial health and prevent us from making payments on the notes.

We have a substantial amount of debt. As of June 29, 2003, we had approximately $212.0 million of total debt, of which approximately $12.0 million was senior or structurally senior to the notes and the guarantees.

Our substantial debt could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	make us vulnerable to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing for future working capital, capital expenditures, raw materials, strategic acquisitions and other general corporate requirements;

•	expose us to interest rate fluctuations because the interest on the debt under our new credit facility is imposed at variable rates;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt (including the maturity of the new credit facility in 2008), thereby reducing the availability of our cash flow for operations and other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to competitors that have less debt.

Despite substantial levels of debt, we may still be able to incur even more debt. This could further intensify the risks described above.

We may be able to incur substantial additional debt in the future. The terms of the indenture do not fully prohibit us from doing so, and our new credit facility permits additional borrowings. In particular, as of June 29, 2003, BWAY and its subsidiaries had approximately 78.0 million of unused commitments available to borrow under the new credit facility, subject to the borrowing base formula and other limitations under the new credit facility. If new debt is added to our current debt level of $212.0 million, the related risks that we now face could intensify.

The indenture governing the notes and our new credit facility contain various covenants which limit our discretion in operating our business and could prevent us from engaging in some beneficial activities.

The indenture governing the notes and our new credit facility contain various restrictive covenants that limit our discretion in operating our business. In particular, these agreements limit our ability to, among other things:

•	incur additional debt or guarantee obligations;

•	grant liens on assets;

•	make restricted payments (including paying dividends on, redeeming, repurchasing or retiring our capital stock);

•	make investments or acquisitions;

•	sell assets;

•	engage in transactions with affiliates;

•	engage in any new business; and

•	merge, consolidate or transfer substantially all of our assets.

In addition, our new credit facility requires us to maintain certain financial ratios and limits our ability to make capital expenditures. Any future debt could also contain financial and other covenants more restrictive than those imposed under the indenture and our new credit facility.

If we fail to comply with the restrictions of the indenture governing the notes, our new credit facility or any other subsequent financing agreements, a default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, if an event of default occurred, the lenders may be able to terminate any commitments they had made to supply us with further funds. Our assets and cash flow might not be sufficient to fully repay our borrowings under our outstanding debt instruments if they are accelerated upon an event of default.

If we do not generate sufficient cash flows, we may be unable to service our debt.

To service our debt, we will require a significant amount of cash. Based on our outstanding debt as of June 29, 2003, or approximately $212.0 million, each one percent increase in interest rates would increase our annual debt service by approximately $2.1 million.

Our ability to generate cash, make scheduled payments or to refinance our debt obligations depends on our successful financial and operating performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. Our ability to repay the notes at maturity will also be dependent on our ability to repay our new credit facility, which will mature prior to the maturity of the notes.

If our cash flow and capital resources are insufficient to fund our debt service obligations, to repay the new credit facility when it matures in 2008 or to repay the notes when they mature in 2010, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets or operations, reducing or delaying capital investments, or seeking to raise additional capital. Our ability to implement successfully any such alternative financing plans will be dependent on a range of factors, including general economic conditions, the level of activity in mergers and acquisitions and capital markets generally and the terms of our various debt instruments then in effect. In addition, our new credit facility is secured by a first priority lien on all of our assets, and any successor credit facility is likely to be secured on a similar basis. As such, our ability to refinance the notes or seek additional financing could be impaired as a result of such security interest.

As a holding company with no business operations of our own, we will depend on our operating subsidiaries for cash to make payments on the notes.

We are a holding company with no business operations of our own. We do not hold any significant assets other than our interests in our direct, wholly-owned subsidiary, BWAY Manufacturing, which conducts virtually all our operations. Although the notes are guaranteed by BWAY Manufacturing, as a result of our holding company structure, BWAY’s ability to meet its debt service obligations, including its obligations under the notes, substantially depends upon earnings of BWAY Manufacturing and payment of funds to it by BWAY Manufacturing as dividends, loans, advances or other payments. BWAY Manufacturing is a separate and distinct legal entity and is not obligated to make funds available for payment of the notes and other obligations in the form of loans, distributions or otherwise. In addition, BWAY Manufacturing’s ability to make any such loans, distributions or other payments to us will depend on its earnings, business and tax considerations and other legal and contractual restrictions.

Your right to receive payments on the notes is junior to our existing senior debt and possibly to all of our future borrowings.

The notes and the guarantees rank behind all of BWAY’s and BWAY Manufacturing’s then existing senior debt, including all of our and BWAY Manufacturing’s borrowings under the new credit facility and all other future debt, except any future debt that expressly provides that it is not senior in right of payment to the notes or BWAY Manufacturing’s guarantees, as the case may be. As of June 29, 2003, approximately $12.0 million of our total debt was senior or structurally senior to the notes. As a result, upon any distribution to our creditors or the creditors of BWAY Manufacturing in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or BWAY Manufacturing, the holders of our senior debt and senior debt of BWAY Manufacturing will be entitled to be paid in full in cash before any payment may be made with respect to the notes or the BWAY Manufacturing’s guarantees.

In the event of a bankruptcy, liquidation or reorganization or a similar proceeding relating to us or BWAY Manufacturing, holders of the notes will participate with trade creditors and holders of our and BWAY Manufacturing’s other obligations that are not senior debt in the assets that are remaining after we and BWAY Manufacturing have paid all of our and its senior debt. However, because the new credit facility is secured and because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceedings be paid to holders of our senior debt instead, holders of the notes may receive less, ratably, than other holders of non-senior debt in any such proceedings. In any of these cases, we and BWAY Manufacturing may not have sufficient funds to pay all of our creditors, and holders of notes may receive less, ratably, than holders of senior debt.

As of June 29, 2003, BWAY and its subsidiaries had approximately $12.0 million of senior debt outstanding under the new credit facility and approximately $78.0 million of unused commitments available to borrow thereunder, subject to borrowing base and other limitations under the new credit facility. As of June 29, 2003, after applying these limitations, BWAY and its subsidiaries had approximately $64.8 million available to borrow under the new credit facility. See “Description of the New Credit Facility.”

If any other subsidiary of ours guarantees the notes in the future, such guarantee will be subject to the same risks described above.

The notes, the guarantees and any future guarantees may not be enforceable because of fraudulent conveyance laws.

The incurrence of indebtedness by us or BWAY Manufacturing, including the assumption of the notes, the issuance of the BWAY Manufacturing guarantee of the notes and the borrowings under the new credit facility, and the subsequent distribution of a portion of those proceeds to our stockholders and option holders in the merger, may be subject to review under relevant federal bankruptcy law and state fraudulent conveyance statutes in the case of either a bankruptcy, reorganization or rehabilitation case of similar proceeding, or a lawsuit by or on behalf of any of our or BWAY Manufacturing’s creditors.

Although laws differ among various jurisdictions, in general, under these fraudulent conveyance statutes, a court could invalidate some or all of the debt related to the transactions, including the notes and such guarantee, as a fraudulent conveyance, or could subordinate the notes or such guarantee to the debt owed to our or such guarantor’s existing or future creditors, if the court found that at the time of the transactions either:

•	we incurred the debt and paid the cash consideration in the transactions or that such guarantee was incurred with the intent of hindering, delaying or defrauding current or future creditors; or

•	we or such guarantor received less than reasonably equivalent value or fair consideration in connection with the merger, the related transactions or such guarantee, as the case may be, and we or such guarantor either (1) were insolvent or were rendered insolvent by reason of the merger, the related transactions or such guarantee, (2) were engaged, or were about to engage, in a business or transaction for which its assets constituted unreasonably small capital, or (3) intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. However, in general a debtor would be considered insolvent under these laws if, at the time it incurs the indebtedness, either:

•	the sum of its liabilities, including contingent liabilities, is greater than its assets, at a fair valuation; or

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured.

None of the counsel for BWAY, BCO Holding or BWAY Manufacturing or any other person has or will express any opinion as to the applicability of federal or state fraudulent transfer and conveyance laws.

If any other subsidiary of ours guarantees the notes in the future, such guarantee will be subject to the same risks described above.

The notes will not be secured by any of our assets. However, our new credit facility is secured and, therefore, our bank lenders will have a prior claim on substantially all of our assets.

The notes will not be secured by any of our assets. However, our new credit facility is secured by (1) a pledge of 100% of the stock of our existing and future domestic subsidiaries, and (2) substantially all of our and BWAY Manufacturing’s assets. The lenders under our new credit facility are entitled to accelerate our obligations thereunder if we become insolvent or are liquidated, or if we otherwise default on any of our obligations and agreements under the new credit facility. If payment under any of the instruments governing our secured debt is accelerated, the lenders under these instruments will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to instruments governing such debt. Accordingly, the lenders under our new credit facility will have a prior claim on our and BWAY Manufacturing’s assets. In that event, because the notes will not be secured by any of our or BWAY Manufacturing’s assets, it is possible that our and BWAY Manufacturing’s remaining assets might be insufficient to satisfy your claims in full. Any such exercise of the lenders’ remedies under the new credit facility could impede or preclude our ability to continue to operate as a going concern.

We may be unable to purchase your notes upon a change of control.

Upon the occurrence of specified “change of control” events, we will be required to offer to purchase each holder’s notes at a price of 101% of their principal amount plus accrued and unpaid interest, unless all notes have been previously called for redemption. We may not have sufficient financial resources to purchase all of the notes that holders tender to us upon a change of control offer. The occurrence of a change of control also could constitute an event of default under our new credit facility and/or any of our future credit agreements. Our bank lenders may also have the right to prohibit any such purchase or redemption, in which event we would be in default on the notes.

There is no public market for the new notes, and you cannot be sure that an active trading market will develop for them.

The new notes are new securities for which there currently is no established market, and we cannot be sure that an active trading market will develop for the new notes. We do not intend to apply for listing of the new notes on any securities exchange or on any automated dealer quotation system. The new notes are expected to be made eligible for trading in The PORTAL market, a subsidiary of the Nasdaq Stock Market, Inc. Although we have been informed by the initial purchaser that it currently intends to make a market in the new notes, it is not obligated to do so and any market making may be discontinued at any time without notice. If no active trading market develops, you may not be able to resell your new notes at their full value or at all.

The old notes are eligible for trading by qualified institutional buyers in The PORTAL market. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for the remaining untendered or tendered but not accepted old notes could be adversely effected. Because we anticipate that most holders of the old notes will elect to exchange such old notes for new notes due to the absence of restrictions on the resale of new notes under the Securities Act, we anticipate that the liquidity of the market for any old notes remaining after the consummation of the exchange offer may be substantially limited. Market-making activities for the old notes may also be limited during the pendency of the exchange offer.

The liquidity of, and trading market for, the new notes and the old notes, may also be adversely affected by, among other things:

•	changes in the overall market for high yield securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of new notes or old notes;

•	the interest of securities dealers in making a market for the new notes or the old notes; and

•	prevailing interest rates.

Risks Relating to our Business and our Industry

An increase in the use of alternative packages, such as plastics, as a substitute for steel containers could adversely affect our profitability.

Our steel containers are used by our customers to package a diverse range of end-use products. A variety of substitute products are available to package these end-use products, including plastics, and to a lesser extent, composites and flexible packaging containers. From time to time our customers, including some of our larger customers, have used such alternative methods to package their products.

For instance, a leading paint manufacturer that is one of our largest customers has recently introduced into the marketplace a plastic container to package certain of its paint brands. This customer may further reduce its use of steel containers in the future.

In addition, one of our largest customers, Folgers, has recently notified us that, commencing in October 2003, it plans to convert a significant portion of its steel packaging requirements to an alternative packaging that we do not manufacture, thereby reducing its purchases from us. Folgers has also notified us that it plans to convert the balance of its steel packaging requirements to such alternative packaging in March of fiscal 2004. As a result of the decision by Folgers to convert all of its steel packaging requirements to such alternative packaging, we expect that our revenues from this customer will be reduced by approximately $48 million in fiscal 2004, depending principally on the exact timing of any such conversion, and by an additional amount of approximately $12 million in fiscal 2005.

As a result of this conversion, we intend to close our manufacturing facility in Picayune, Mississippi. We will relocate or terminate the workforce and dispose of or transfer certain equipment to other manufacturing facilities. We expect to record a restructuring charge of approximately $0.1 to $0.3 million in the fourth quarter of fiscal 2003 and of approximately $0.4 to $0.6 million in fiscal 2004 as a result of closing the Picayune facility. The restructuring charge will consist of severance and benefits, equipment disposition and other related costs associated with closing the manufacturing facility.

In addition to the restructuring charge, we have shortened the estimated remaining useful lives of certain long-lived assets, primarily equipment, associated with the manufacture of the steel packaging we supply to Folgers. The shortened useful lives will result in approximately $1.5 to $2.0 million in additional depreciation expense in the fourth quarter of fiscal 2003 and approximately $4.5 to $5.5 million in the first half of fiscal 2004.

A widespread introduction of alternative packages by these or other companies as a substitute for steel containers could significantly reduce our sales to our customers. More generally, a decrease in the costs of substitute products, improvements in the performance characteristics of substitute products or the successful development or introduction of new substitute products could significantly reduce our customers’ orders and our profitability.

Competition from other steel container manufacturers could significantly impact our profitability, as could an election by our customers to self-manufacture their steel container requirements.

The steel container industry is highly competitive and some of our competitors have greater financial resources than we do. Price, manufacturing capacity, manufacturing flexibility and quality are the principal methods of competition in our industry. We may not be able to compete successfully with respect to any of these factors. Competition could result in our products losing market share or us having to reduce our prices. In addition, some manufacturers of products that are packaged in steel containers produce their own steel containers for their products. The election by some of our existing customers, or potential future customers, to manufacture their steel containers in-house could significantly impact our profitability.

Our customer contracts generally allow our customers to reduce, and, in some cases, terminate their contracts on short notice.

Approximately 75% of our fiscal 2002 net sales were made to customers with whom we have contractual relationships. Many of our customer contracts, including many of our contracts with our largest customers, are requirements contracts under which we supply a percentage of a customer’s requirements for our products over a period of time, without any specific commitment to unit volume. As such, we are not guaranteed any minimum level of net sales under many of our contracts and many of our customers are under no obligation to continue to purchase products from us.

Moreover, if a customer’s requirements for our products exceeds our ability to supply that customer, as has occurred from time to time in the past, we may have a short-term or long-term inability to supply all of its requirements from our own manufacturing facilities and may be required to purchase containers from third parties or take other proactive steps in order to fill that customer’s order. Our inability to supply a customer’s specific requirements from our manufacturing facilities could materially adversely affect our relationship with that customer or otherwise increase our operating costs.

In addition, many of our requirements contracts with our customers provide that the customer may receive competitive proposals for all or a portion of the products we furnish to the customer under the contract. We generally have the right to retain the customer’s business subject to the terms of the competitive proposal. If we match a competitive proposal, it may result in reduced sales prices for the products that are the subject of the competitive proposal. If we choose not to match a competitive proposal, we may lose the sales that were the subject of the competitive proposal.

The loss of a key customer could have a significant negative impact on our sales and profitability.

For fiscal 2002, approximately 45% of our net sales were to our top 10 customers. Sales to our largest customer accounted for approximately 9.3% of our fiscal 2002 net sales. Sales to our second largest customer accounted for approximately 9.0% of our fiscal 2002 net sales.

One of our largest customers, Folgers, has recently notified us that, commencing in October 2003, it plans to convert a significant portion of its steel packaging requirements to an alternative packaging that we do not manufacture, thereby reducing its purchases from us. Folgers has also notified us that it plans to convert the balance of its steel packaging requirements to such alternative packaging in March of fiscal 2004. As a result of the decision by Folgers to convert all of its steel packaging requirements to such alternative packaging, we expect that our revenues from this customer will be reduced by approximately $48 million in fiscal 2004, depending principally on the exact timing of any such conversion, and by an additional amount of approximately $12 million in fiscal 2005.

As a result of this conversion, we intend to close our manufacturing facility in Picayune, Mississippi. We will relocate or terminate the workforce and dispose of or transfer certain equipment to other manufacturing facilities. We expect to record a restructuring charge of approximately $0.1 to $0.3 million in the fourth quarter of fiscal 2003 and of approximately $0.4 to $0.6 million in fiscal 2004 as a result of closing the Picayune facility. The restructuring charge will consist of severance and benefits, equipment disposition and other related costs associated with closing the manufacturing facility.

In addition to the restructuring charge, we have shortened the estimated remaining useful lives of certain long-lived assets, primarily equipment, associated with the manufacture of the steel packaging we supply to Folgers. The shortened useful lives will result in approximately $1.5 to $2.0 million in additional depreciation expense in the fourth quarter of fiscal 2003 and approximately $4.5 to $5.5 million in the first half of fiscal 2004.

The loss of, or major reduction in business from, one or more of our major customers could create excess capacity within our manufacturing facilities and could result in the erosion of our gross margins and our market share position.

The loss of one or more members of our senior management team could adversely affect our ability to execute our business strategy.

We are dependent on the continued services of our senior management team, including our chairman and chief executive officer, Mr. Ergas. Although we believe we could replace key employees in an orderly fashion should the need arise, the loss of any such key personnel could have a material adverse effect on our ability to execute our business strategy. We do not maintain key-person insurance for any of our officers, employees or directors.

In addition, in August 2001, we entered into change of control agreements with each of Messrs. Ergas, Kern, Eagleson, Roessler and O’Connell. The merger of BWAY with BCO Acquisition constituted a change of control for purposes of these agreements. If any of Messrs. Ergas, Kern, Eagleson, Roessler or O’Connell’s employment is terminated by us without cause, or if any of these officers resigns for good reason, in each case within 24 months of the consummation of the merger, that officer will be entitled to receive a lump sum cash payment in addition to continued welfare benefits following termination. While none of these payments has been triggered to date and while we do not expect that any of these payments will be triggered in the future in connection with the merger, if we were required to make any of these payments, it could have an adverse effect on our results of operations for a particular fiscal quarter or fiscal year. For a detailed description of these agreements, see “Management—Change in Control Agreements.”

Increases in the price of our raw materials or interruptions or shortages in the supply of raw materials could cause our production costs to increase, which could reduce our ability to compete effectively.

We require substantial amounts of raw materials in our operations, including steel, energy, various coatings and inks. We purchase all raw materials we require from outside sources, and have recently consolidated our steel purchases among a small group of suppliers as part of our effort to further leverage our purchasing power. The availability and prices of our raw materials may be subject to curtailment or change due to new laws or regulations. For example, in March 2002, the United States imposed a three-year tariff for 2002, 2003, and 2004, on imports of certain steel products, as well as on imports of steel slabs in excess of a specified annual quota. The availability and prices of raw materials may also be subject to shortages in supply, suppliers’ allocations to other purchasers, interruptions in production by suppliers (including by reason of labor strikes or work stoppages at our steel suppliers’ plants), our inability to leverage our purchasing power as successfully as we have in the past, changes in exchange rates and worldwide price levels. Historically, we have generally been able to increase the price of our products to reflect increases in the price of steel, but we may not be able to do so in the future. We have generally not been able in the past to pass on any price increases to our customers in the prices of the raw materials, other than steel, that we utilize in our business. To the extent we are not able to leverage our purchasing power in the future as successfully as we have in the past, we are not able to increase the price of our products to reflect increases in the prices of raw materials or we experience any interruptions or shortages in the supply of raw materials, our operating costs could materially increase.

Labor disruptions with a portion of our workforce which is unionized could decrease our profitability.

As of September 1, 2003, approximately 29% of our hourly employees, including all of our hourly employees in our Cincinnati, Ohio aerosol manufacturing facility, worked under various collective bargaining agreements. Four of our six collective bargaining agreements will expire in fiscal 2004, another will expire in March 2006 and another will expire in fiscal 2007. While we believe that our relations with our employees are good, we may not be able to negotiate these or other collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages. A prolonged labor dispute, which could include a work stoppage, could impact our ability to satisfy our customers’ requirements. In particular, a labor dispute with any of the three unions representing employees in Cincinnati could materially adversely affect our ability to produce aerosol containers and could result in a deterioration of that business. See “Business—Employees.”

In the event of a catastrophic loss of one of our manufacturing facilities, we may not be able to meet the volume requirements of our existing customers or fulfill the requirements of potential customers.

We face the risk of a catastrophic loss of the use of all or a portion of any of our facilities due to accident, terrorist attack, labor issues, weather conditions, other natural disasters or otherwise. In particular, such a catastrophic loss of our Cincinnati, Ohio facility, where we manufacture all of our aerosol cans or our Homerville, Georgia facility, where we manufactured a significant portion of our products in fiscal 2002, could have a significant effect on our relationships with our customers, gross margins and results of operations. Although we maintain insurance covering our manufacturing facilities, including business interruption insurance, our insurance coverage may not be adequate to cover all of our losses in the event of a catastrophic loss of any of our manufacturing facilities. In addition, such insurance, including business interruption insurance, could in the future become more expensive and difficult to maintain and may not be available on commercially reasonable terms or at all. Under certain circumstances, we are required under the new credit facility to utilize the proceeds of any casualty insurance, but not business interruption insurance, to repay outstanding indebtedness under the senior credit facility rather than to reinvest such proceeds in rebuilding any such facility.

Our business may be subject to significant environmental investigation, remediation and compliance costs.

We are subject to a broad range of federal, state and local environmental, health and safety laws, including those governing discharges to air, soil and water, the handling and disposal of hazardous substances and the investigation and remediation of contamination resulting from the release of hazardous substances. We believe that we are in material compliance with all applicable environmental, health and safety laws, though future expenditures may be necessary in order to maintain such compliance. In addition, in the course of our operations, we use, store and dispose of hazardous substances. Some of our current and former facilities are currently involved in environmental investigations and remediations resulting from releases of hazardous substances or the presence of other constituents. While we do not believe that any investigation or remediation obligations that we have identified will have a material adverse effect on our operating results or financial condition, many of our facilities have a history of industrial usage for which investigation and remediation obligations could arise in the future and which could require us to make material expenditures or otherwise materially affect the way we operate our business. We are currently investigating and remediating contamination at our Homerville, Georgia facility and are continuing to work with state and county authorities on a waste disposal area uncovered at our Cincinnati, Ohio facility. For further discussion of existing environmental issues relating to us, see “Business—Environmental, Health and Safety Matters.”

Our revenues or operating costs could be adversely affected by product liability or product recall costs involving our products or products of our customers.

Historically, product liability and product recall claims have not been material to our financial condition. We are subject to the risk of exposure to product liability and product recall claims, however, if any of our products, such as the coatings we apply to certain containers through our material center services business, are alleged to have resulted in personal injury or death, or property damage, based, for example, on alleged product defect. Although we do maintain product liability insurance, this insurance may not be adequate to cover any losses related to a product liability claim brought against us. Furthermore, products liability insurance could in the future become more expensive and difficult to maintain and may not be available on commercially reasonable terms, if at all. In addition, we do not maintain any product recall insurance and should we be required to initiate a product recall, such a recall could have a significant impact on our operating costs and results of operations.

In addition, several leading paint manufacturers are defendants in various lawsuits, including class-action tort litigation brought by public entities, concerning exposure by children to lead-based paint applied thirty or more years ago. While we do not believe that any of these lawsuits has resulted in an adverse verdict against any of these defendants, this or similar product liability related litigation could have a material adverse effect on the financial condition of certain of our customers in the future, including our paint container customers. To the extent our orders decrease or we are unable to collect receivables from customers due to the effects of product liability litigation on our customers, including the lead-based paint litigation referred to above, our results of operations could be unfavorably affected.

We may not succeed in our strategy of pursuing selective acquisitions.

We intend to continue to evaluate and selectively pursue acquisitions that we believe are strategically important based on their potential to: (i) meet our customers’ needs; (ii) diversify our product and customer base in related markets; (iii) broaden our geographic sales, distribution and manufacturing platform throughout the United States; and (iv) increase cash flow. However, we may not be able to locate or acquire suitable acquisition candidates at attractive cash flow multiples consistent with our strategy, and we may not be able to fund future acquisitions because of limitations relating to our indebtedness or otherwise. In addition, with respect to our acquisition of SST Industries and to the extent that we make any acquisition in the future, our failure to integrate the acquired business successfully could significantly impair our results of operations.

A disruption or failure in our computer systems could significantly disrupt our operations and impose significant costs on us.

All of our information technology systems used in connection with our internal operations are centralized in our Atlanta, Georgia headquarters. We rely in the regular course of business on the proper operation of our information technology systems. Any disruption or failure of our Atlanta-based information technology systems could significantly disrupt our operations and impose significant costs on us.

We are controlled by affiliates of Kelso, and their interests as equity holders may conflict with your interests as a creditor.

Certain private equity funds affiliated with Kelso own a substantial majority of our common stock. The Kelso affiliates are able to elect a majority of our directors, appoint new management and approve any action requiring the vote of our outstanding common stock, including the amendment of our certificate of incorporation, mergers or sales of substantially all of our assets. The directors elected by the Kelso affiliates will be able to make decisions affecting our capital structure, including decisions to issue additional capital stock and incur additional debt. The interests of Kelso and its affiliates may not in all cases be aligned with your interests as a holder of the notes. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equity holders might conflict with your interests as a noteholder. In addition, our equity holders may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transaction might involve risks to you as a holder of the notes.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this document, other than historical information, are forward-looking statements. These statements represent BWAY’s current judgment on what the future holds. A variety of factors could cause business conditions and our actual results to differ materially from those expected by BWAY or expressed in such forward-looking statements. These factors include, without limitation, competitive risks from substitute products and other steel container manufacturers, termination of our customer contracts, loss or reduction of business from key customers, dependence on key personnel, changes in raw material costs or availability, labor unrest, catastrophic loss of one of our manufacturing facilities, environmental exposures, management’s inability to identify or execute selective acquisitions, failures in our computer systems, unanticipated expenses, delays in implementing cost reduction initiatives, potential equipment malfunctions, and the other factors discussed in this prospectus, including, without limitation, in the section entitled “Risk Factors.” Until the completion of the exchange offer. BWAY and BWAY Manufacturing will, to the extent required by applicable law, update or revise forward-looking statements to reflect changed assumptions, the occurrences of unanticipated events or changes to future operating results.

THE TRANSACTIONS

The Merger and Related Transactions

On September 30, 2002, BCO Holding, BCO Acquisition and BWAY entered into a merger agreement, which provided for the merger of BCO Acquisition and BWAY, with BWAY continuing as the surviving corporation. On November 27, 2002, BWAY Finance issued the old notes in a private placement in order to raise a portion of the financing needed to consummate the merger. The merger was completed on February 7, 2003, at which time we assumed BWAY Finance’s obligations under the old notes. As a result of the merger and related transactions, we are controlled by affiliates of Kelso. Kelso is a private investment firm founded in 1971.

The following transactions occurred in connection with the merger:

•	Approximately 8.2 million shares of BWAY’s common stock were converted into the right to receive $20.00 per share in cash.

•	All outstanding unvested options to purchase BWAY’s common stock became fully vested, and options to purchase approximately 1.0 million shares of BWAY’s common stock were canceled in exchange for lump sum payments in cash of $20.00 per underlying share, less the applicable option exercise price.

•	Affiliates of Kelso contributed $78.0 million in cash in exchange for 7.8 million shares of common stock of BCO Holding, another equity investor contributed $2.0 million in cash in exchange for 0.2 million shares of common stock of BCO Holding and certain stockholders of BWAY exchanged a total of approximately 0.6 million shares and options to purchase approximately 0.8 million shares of BWAY’s common stock (with an aggregate value of approximately $20.3 million), for a total of approximately 1.2 million shares and options to purchase approximately 1.6 million shares of common stock of BCO Holding. As a result of these transactions, Kelso and its affiliates own approximately 72.1% of BCO Holding’s fully diluted common stock, the other equity investor owns approximately 1.8% of BCO Holding’s fully diluted common stock and such existing stockholders of BWAY own the balance of BCO Holding’s fully diluted common stock, in each case without giving effect to the grant of new stock options under BCO Holding’s new stock incentive plan.

•	BCO Holding owns 100% of BWAY’s common stock.

•	BWAY amended and restated its then existing credit facility to allow for the merger and related transactions, and to effect certain other changes and additions; we refer in this prospectus to the credit facility existing prior to the closing of the merger as the “old credit facility” and to the amended and restated credit facility as the “new credit facility.”

•	BWAY Finance issued the old notes; upon the completion of BCO Acquisition’s merger with and into BWAY on February 7, 2003, BWAY assumed BWAY Finance’s obligations under the old notes and the related indenture, and BWAY’s principal operating subsidiary, BWAY Manufacturing, guaranteed the old notes.

•	BWAY used the net proceeds from these equity and debt financings to:

•	fund the cash consideration payable to its stockholders and option holders under the merger agreement;

•	repurchase substantially all of its outstanding $100.0 million 10¼% senior subordinated notes due 2007, and to redeem the balance of such notes, and pay the accrued interest and a bond tender and consent solicitation premium associated with those notes;

•	repay all outstanding principal and accrued interest under its old credit facility as of the closing of the merger; and

•	pay related transaction fees and expenses.

•	BWAY Finance merged with and into BWAY, with BWAY continuing as the surviving corporation of the merger.

Upon completion of the transactions, BWAY became a private company and its common stock was delisted from the New York Stock Exchange.

The merger of BCO Acquisition and BWAY, the investment by affiliates of Kelso and the other equity investor, the investment by certain stockholders and option holders who exchanged shares and options, the new credit facility, the offering of the old notes and the application of the net proceeds therefrom, the repurchase and redemption of BWAY’s outstanding $100.0 million 10¼% senior subordinated notes due 2007, the repayment of all outstanding principal and accrued interest under BWAY’s old credit facility and the merger of BWAY Finance with and into BWAY are collectively referred to in this prospectus as the “transactions.”

THE EXCHANGE OFFER

Terms of the Exchange Offer

General.    In connection with the issuance of the old notes pursuant to the purchase agreement, we entered into the registration rights agreement, dated November 27, 2002, with the initial purchaser. The following contains a summary of various provisions of the registration rights agreement. It does not contain all of the information that may be important to an investor in the notes. We refer you to the provisions of the registration rights agreement, which has been filed as an exhibit to the registration statement.

Under the registration rights agreement, we have agreed (1) to file with the Securities and Exchange Commission the registration statement of which this prospectus is a part with respect to a registered offer to exchange the old notes for the new notes within 60 days after the completion of the merger and (2) to use reasonable best efforts to cause the registration statement to be declared effective under the Securities Act within 150 days after the completion of the merger. We will keep the exchange offer open for the period required by applicable law, but in any event for at least 20 days after the date notice of the exchange offer is mailed to holders of the old notes. The exchange offer being made hereby, if commenced and consummated within the time periods described in this paragraph, will satisfy these requirements under the registration rights agreement.

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. New notes will be issued in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. Old notes may be tendered only in integral multiples of $1,000. This prospectus, together with the letter of transmittal, is being sent to all holders as of November 5, 2003. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth herein under “—Conditions.”

Old notes shall be deemed to have been accepted as validly tendered when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the new notes and delivering new notes to such holders.

Based on interpretations by the Staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	such new notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in a distribution of such new notes; and

•	such holder is not engaged in, and does not intend to engage in, a distribution of such new notes.

We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and we cannot assure you that the Staff would make a similar determination with respect to the new notes as it has in such no-action letters.

By tendering old notes in exchange for new notes and executing the letter of transmittal, each holder will represent to us that:

•	any new notes to be received by it will be acquired in the ordinary course of business;

•	it has no arrangements or understandings with any person to participate in the distribution of the old notes or new notes within the meaning of the Securities Act; and

•	it is not our “affiliate,” as defined in Rule 405 under the Securities Act.

If such holder is a broker-dealer, it will also be required to represent that the old notes were acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of new notes. See “Plan of Distribution.” Each holder, whether or not it is a broker-dealer, shall also represent that it is not acting on behalf of any person that could not truthfully make any of the foregoing representations contained in this paragraph. If a holder of old notes is unable to make the foregoing representations, such holder may not rely on the applicable interpretations of the Staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.

Each broker-dealer that receives new notes for its own account in exchange for old notes where such new notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with us or an affiliate of ours to distribute the new notes in connection with any resale of such new notes. See “Plan of Distribution.”

Upon consummation of the exchange offer, any old notes not tendered will remain outstanding and continue to accrue interest but, subject to certain limited exceptions, holders of old notes who do not exchange their old notes for new notes in the exchange offer will no longer be entitled to registration rights and will not be able to offer or sell their old notes, unless such old notes are subsequently registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Subject to limited exceptions, we will have no obligation to effect a subsequent registration of the old notes.

Expiration Date; Extensions; Amendments; Termination.    The expiration date shall be December 9, 2003 unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date to which the exchange offer is extended.

To extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will notify the holders of old notes by means of a press release or other public announcement prior to 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. Such announcement may state that we are extending the exchange offer for a specified period of time.

We reserve the right:

•	to delay acceptance of any old notes, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of old notes not previously accepted if any of the conditions set forth under “—Conditions” shall have occurred and shall not have been waived by us prior to the expiration date, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the old notes.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the old notes of such amendment.

Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligations to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Interest on the New Notes

The new notes will accrue interest at the rate of 10% per annum from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor or, if no interest has been paid on such old note, from the issue date of such old note, provided, that if an old note is surrendered for exchange on or after a record date for an interest payment date that will occur on or after the date of such exchange and as to which interest will be paid, interest on the new note received in exchange therefor will accrue from the date of such interest payment date. Interest on the new notes is payable on April 15 and October 15, beginning on April 15, 2003. No additional interest will be paid on old notes tendered and accepted for exchange.

Procedures for Tendering

To tender in the exchange offer, a holder must complete, sign and date the applicable letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile, together with any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, either:

•	certificates of such old notes must be received by the exchange agent along with the applicable letter of transmittal; or

•	a timely confirmation of a book-entry transfer of such old notes, if such procedure is available, into the exchange agent’s account at the book-entry transfer facility, The Depository Trust Company, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date with the applicable letter of transmittal; or

•	the holder must comply with the guaranteed delivery procedures described below.

The method of delivery of old notes, letter of transmittal and all other required documents is at the election and risk of the note holders. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No old notes, letters of transmittal or other required documents should be sent to us. Delivery of all old notes, if applicable, letters of transmittal and other documents must be made to the exchange agent at its address set forth in the letter of transmittal. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

The tender by a holder of old notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the applicable letter of transmittal. Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor” institution within the meaning of Rule 17Ad-15 under the Exchange Act, or an eligible institution unless the old notes tendered pursuant thereto are tendered (1) by a registered holder of old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of an eligible institution.

If a letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes which, if accepted, would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of old notes, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old note received by the exchange agent that is not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right in our sole discretion, subject to the provisions of the indenture pursuant to which the notes are issued,

•	to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date or, as described under “—Conditions,” to terminate the exchange offer;

•	to redeem old notes as a whole or in part at any time and from time to time, as described under “Description of the Notes—Optional Redemption;” and

•	to the extent permitted under applicable law, to purchase old notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers could differ from the terms of the exchange offer.

Each broker-dealer that receives new notes for its own account in exchange for old notes where such new notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with us or an affiliate of ours to distribute the new notes in connection with any resale of such new notes. See “Plan of Distribution.”

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, all old notes properly tendered will be accepted promptly after the expiration date, and the new notes will be issued promptly after acceptance of the old notes. See “—Conditions.” For purposes of the exchange offer, old notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the exchange agent. For each old note accepted for exchange, the holder of such old note will receive a new note having a principal amount equal to that of the surrendered old note.

In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at the applicable book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal; and

•	all other required documents.

If any tendered old notes are not accepted for any reason described in the terms and conditions of the exchange offer, such unaccepted or such nonexchanged old notes will be returned promptly without expense to the tendering holder thereof (if in certificated form) or credited to an account maintained with such book-entry transfer facility after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account at the book-entry transfer facility in accordance with such book-entry transfer facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth in the letter of transmittal on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

Exchanging Book-Entry Notes

The exchange agent and the book-entry transfer facility have confirmed that any financial institution that is a participant in the book-entry transfer facility may utilize the book-entry transfer facility Automated Tender Offer Program, or ATOP, procedures to tender old notes.

Any participant in the book-entry transfer facility may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account in accordance with the book-entry transfer facility’s ATOP procedures for transfer. However, the exchange for the old notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by the book-entry transfer facility and received by the exchange agent and forming part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from a participant tendering old notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant.

Guaranteed Delivery Procedures

If the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, which:

•	sets forth the name and address of the holder of old notes and the amount of old notes tendered;

•	states that the tender is being made thereby; and

•	guarantees that within three New York Stock Exchange, or NYSE, trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal of Tenders

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent prior to 5:00 p.m., New York City time on the expiration date at the address set forth in the letter of transmittal. Any such notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes;

•	in the case of old notes tendered by book-entry transfer, specify the number of the account at the book-entry transfer facility from which the old notes were tendered and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility;

•	contain a statement that such holder is withdrawing its election to have such old notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the old notes register the transfer of such old notes in the name of the person withdrawing the tender; and

•	specify the name in which such old notes are registered, if different from the person who tendered such old notes.

All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the tendering holder thereof without cost to such holder, in the case of physically tendered old notes, or credited to an account maintained with the book-entry transfer facility for the old notes promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering” and “—Book-Entry Transfer” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions

Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time prior to 5:00 p.m., New York City time, on the expiration date, we determine in our reasonable judgment that the exchange offer violates applicable law, any applicable interpretation of the Staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. All such conditions must be satisfied or waived by us, as applicable, at or before the expiration of the exchange offer.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. We are required to use our reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible time.

Exchange Agent

The Bank of New York has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent as provided in the letter of transmittal.

Fees and Expenses

The expenses of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by our officers and regular employees.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the old notes, and in handling or forwarding tenders for exchange.

The expenses to be incurred by us in connection with the exchange offer will be paid by us, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, new notes or old notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of any such transfer taxes imposed on the registered holder or any other persons will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such old notes as set forth in the legend thereon as a consequence of the issuance of the old notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. The old notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes could be adversely affected.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive in exchange old notes of like principal amount, the terms of which are identical in all material respects to the new notes. The old notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

The net proceeds from the offering of the old notes were approximately $192.8 million, after deducting discounts, commissions and expenses of the original offering payable by us. We used the net proceeds of the offering of the old notes, together with borrowings of approximately $25.0 million under our new credit facility and approximately $80.0 million from the equity financing, to fund the cash consideration payable to our stockholders and option holders under the merger agreement, repurchase or redeem all of our outstanding $100.0 million 10¼% senior subordinated notes due 2007, repay all outstanding principal and accrued interest under our old credit facility, and pay related transaction fees and expenses.

CAPITALIZATION

The following table describes our consolidated capitalization as of February 7, 2003 (the closing date of the merger described in this prospectus under “The Transactions”) and June 29, 2003. You should read this table in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

	As of February 7, 2003	As of June 29, 2003
	(Dollars in thousands)
Debt:
Old credit facility(a)	$—	$—
New credit facility(b)	15,815	12,046
10¼% outstanding senior subordinated notes due 2007(c)	1,000	—
10% senior subordinated notes due 2010	200,000	200,000

Total debt	216,815	212,046
Total stockholders’ equity(d)	73,622	77,116

Total capitalization	$290,437	$289,162

(a)	On the closing date of the transactions, all loans outstanding under our old credit facility and all accrued and unpaid interest thereon were repaid.
(b)	On the closing date of the transactions, we entered into the new credit facility by amending and restating our old credit facility to allow for the transactions, and to effect certain other changes. The new credit facility provides for borrowings of up to $90.0 million under a revolving credit line. As of June 29, 2003, we had borrowed approximately $12.0 million and had approximately $78.0 million of unused commitments available to borrow under the new credit facility, subject to borrowing base and other limitations under the new credit facility. As of June 29, 2003, after applying these limitations, we had approximately $64.8 million available to borrow under the new credit facility.
(c)	In connection with the closing of the transactions, we made a tender offer, and related consent solicitation, with respect to all of our outstanding $100.0 million 10¼% senior subordinated notes due 2007. We acquired $99.0 million in aggregate principal amount of such notes in such tender offer and we subsequently redeemed the balance of such notes under the indenture governing such notes.
(d)

Stockholders’ equity as of February 7, 2003 is calculated as follows:

Predecessor entity book value	$64,434
Percentage of successor equity attributed to rollover equity holders(i)	20.3%

Carryover predecessor basis before deemed dividend	13,067
Implied fair value of equity issued to Kelso and the other equity investor	80,000

Successor equity before deemed dividend	93,067
Less deemed dividend to predecessor shareholders(ii)	(19,445)

Successor stockholders’ equity as of February 7, 2003	$73,622

(i) Percentage of successor equity attributed to rollover equity holders is calculated as follows:
Implied fair value of equity issued to Kelso and the other equity investor	$80,000
Implied fair value of equity issued to rollover equity holders	20,349

$100,349

Percentage of successor equity attributed to rollover equity holders	20.3%

(ii) Deemed dividend is calculated as follows:

Incremental cash paid to shareholders to acquire predecessor shares	$126,674
Less: Transaction costs	(30,789)

Net incremental cash paid to shareholders to acquire predecessor shares	95,885
Percentage of successor equity attributed to rollover equity holders	20.3%

Deemed dividend	$19,445

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information has been derived by the application of pro forma adjustments to our historical financial statements included elsewhere in this registration statement. Since the transactions are already reflected in the unaudited consolidated balance sheet as of June 29, 2003, an unaudited pro forma consolidated balance sheet as of June 29, 2003 was not prepared. The unaudited pro forma consolidated statements of operations for the fiscal year ended September 29, 2002 and for the period from September 30, 2002 to February 6, 2003 give effect to the transactions as if the transactions had occurred as of October 1, 2001. The pro forma adjustments are based upon available information, preliminary estimates and certain assumptions that we believe are reasonable, and are described in the accompanying notes. The pro forma statements should not be considered indicative of actual balance sheet data or results that would have been achieved had the transactions been consummated on the dates indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma financial information should be read in conjunction with “The Transactions,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical financial statements and the notes thereto included elsewhere in this registration statement.

On September 30, 2002, BCO Holding, BCO Acquisition and BWAY entered into a merger agreement, which provided for the merger of BCO Acquisition and BWAY, with BWAY continuing as the surviving corporation. On November 27, 2002, BWAY Finance issued the old notes in a private placement in order to provide for a portion of the financing needed to consummate the merger. The merger was completed on February 7, 2003, at which time we assumed BWAY Finance’s obligations under the old notes. As a result of the merger and related transactions, we are controlled by affiliates of Kelso. Pursuant to the merger agreement, each of our stockholders and option holders (with the exception of shares and options held by certain continuing directors, officers and related persons) received $20.00 in cash for each share of our stock, and $20.00 per share for each outstanding option, less the applicable option exercise price.

The merger and related transactions required total cash and other consideration of approximately $332.9 million. These transactions were financed by: (1) an equity contribution of $78.0 million in cash by affiliates of Kelso, $2.0 million in cash by another equity investor, and approximately $20.3 million at fair value of rollover equity from certain existing stockholders and option holders of BWAY, (2) the new credit facility of $90.0 million, approximately $15.8 million of which was used to finance a portion of the merger and related transactions at closing, (3) approximately $16.7 million paid or to be paid subsequent to closing from new credit facility borrowings and cash flow from operations and (4) the gross proceeds raised through the issuance of the old notes, or $200.0 million. The financing and equity proceeds were used to: (1) repurchase or redeem all of our outstanding $100.0 million 10¼% senior subordinated notes due 2007, (2) pay accrued interest thereon of approximately $3.2 million, (3) pay the merger consideration of approximately $196.2 million with respect to our common stock and certain outstanding options under the merger agreement, (4) repay approximately $2.7 million of outstanding principal and accrued interest under our old credit facility and (5) pay transaction fees and expenses of approximately $30.8 million.

The acquisition is accounted for as a purchase in conformity with Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations” and Emerging Issues Task Force, or EITF, Issue No.  88-16, “Basis in Leveraged Buyout Transactions.” The total cost of the transactions has been allocated as a partial change in basis to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the date of the transactions. The excess of the purchase price over the historical basis of the net assets acquired was allocated in the unaudited consolidated balance sheet information based in part on preliminary estimates and certain assumptions that management believes are reasonable. As a result, the actual allocation is subject to being finalized. Management does not believe the actual allocation of purchase price will have a material effect on income from operations presented in the pro forma amounts included herein.

The following recent developments are not reflected in the unaudited pro forma financial information. One of our largest customers, Folgers, has recently notified us that, commencing in October 2003, it plans to convert a significant portion of its steel packaging requirements to an alternative packaging that we do not manufacture, thereby reducing its purchases from us. Folgers has also notified us that it plans to convert the balance of its steel packaging requirements to such alternative packaging in March of fiscal 2004. As a result of the decision by Folgers to convert all of its steel packaging requirements to such alternative packaging, we expect that our revenues from this customer will be reduced by approximately $48 million in fiscal 2004, depending principally on the exact timing of any such conversion, and by an additional amount of approximately $12 million in fiscal 2005.

As a result of this conversion, we intend to close our manufacturing facility in Picayune, Mississippi. We will relocate or terminate the workforce and dispose of or transfer certain equipment to other manufacturing facilities. We expect to record a restructuring charge of approximately $0.1 to $0.3 million in the fourth quarter of fiscal 2003 and of approximately $0.4 to $0.6 million in fiscal 2004 as a result of closing the Picayune facility. The restructuring charge will consist of severance and benefits, equipment disposition and other related costs associated with closing the manufacturing facility.

In addition to the expected restructuring charge, we have shortened the estimated remaining useful lives of certain long-lived assets, primarily equipment, associated with the manufacture of the steel packaging we supply to Folgers. The shortened useful lives will result in approximately $1.5 to $2.0 million in additional depreciation expense in the fourth quarter of fiscal 2003 and approximately $4.5 to $5.5 million in the first half of fiscal 2004.

BWAY CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Fiscal Year ended September 29, 2002

(Dollars in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$527,601	$93	(a)	$527,694

Costs, expenses and other
Cost of products sold	456,788	1,205	(b)	457,993
Depreciation and amortization	19,582	6,640	(c)	26,222
Selling and administrative expense	14,179	—		14,179
Merger-related transaction costs	1,478	1,478	(d)	—
Restructuring and impairment charge	1,250	—		1,250
Interest expense, net	13,109	14,051	(e)	27,160
Management fees	—	495	(f)	495
Other, net	(597)	84	(g)	(513)

Total costs, expenses and other	505,789	20,997		526,786

Income (loss) before income taxes	21,812	(20,904)		(908)
Provision for (benefit from) income taxes	9,556	(6,724	)(h)	2,832

Net income (loss)	$12,256	$(14,180)		$(1,924)

See accompanying notes to unaudited pro forma consolidated statement of operations.

BWAY CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Periods from September 30, 2002 to February 6, 2003

and February 7 to June 29, 2003

(Dollars in thousands)

	Period from September 30, 2002 to February 6, 2003				Actual Results February 7 to June 29, 2003	Nine Months Ended June 29, 2003
	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$186,726	$60	(i)	$186,786	$224,814	$411,600

Costs, expenses and other
Cost of products sold	166,383	(2,900	)(j)	163,483	190,589	354,072
Depreciation and amortization	6,091	2,378	(k)	8,469	10,076	18,545
Selling and administrative expense	14,875	(9,692	)(l)	5,183	4,413	9,596
Merger-related transaction costs	2,488	(2,488	)(m)	—	—	—
Restructuring recovery	(460)	—		(460)	—	(460)
Interest expense, net	11,190	(2,274	)(n)	8,916	11,175	20,091
Management fees	—	181	(o)	181	198	379
Other, net	17	34	(p)	51	(45)	6

Total costs, expenses and other	200,584	(14,761)		185,823	216,406	402,229

Income (loss) before income taxes	(13,858)	14,821		963	8,408	9,371
Provision for (benefit from) income taxes	(4,791)	5,464	(q)	673	4,914	5,587

Net income (loss)	$(9,067)	$9,357		$290	$3,494	$3,784

See accompanying notes to unaudited pro forma consolidated statement of operations.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(a)	Represents the adjustment to certain inducement payments that were amortized to sales. The inducements were given no value in purchase accounting since the contractual value was an assumption in the customer relationship intangible. The carryover basis of the prior inducements continues to be amortized.

(b)	Represents a purchase accounting adjustment to fair value of inventory, which is expensed in the first quarter following the transactions.

(c)	Represents amortization of finite lived, identifiable intangibles valued as part of the transactions, which are amortized over the defined lines in proportion to the underlying discounted cash flows used in the valuation. Goodwill amortization of $2.3 million in fiscal 2002 is subtracted since under FAS 142 it is not amortized beginning in fiscal 2003.

(d)	Represents costs incurred by the Company, as the acquired entity, that cannot be capitalized as part of the purchase price of the transactions. All such expenses precede the transactions and are not a part of the successor entity’s costs of operations.

(e)	Represents interest on the $200 million aggregate principal amount of new notes, additional credit facility borrowings, amortization of additional deferred financing costs and expense of the bridge loan commitment fee; net of interest on the $100 million aggregate principal amount of 10 1/4% senior subordinated notes due 2007 notes tendered or redeemed and write-off of the related unamortized deferred financing costs.

Pro forma net cash interest paid would have been approximately $13.7 million for the year ended September 29, 2002.

(f)	Represents an annual advisory fee paid to Kelso.

(g)	The historical balance includes approximately $2.1 million of gain on disposition of property, plant and equipment associated with the amortization of a deferred gain on a previous sale/leaseback transaction. The deferred gain had no value in purchase accounting. However, a proportionate share of predecessor basis in the deferred gain is carried forward in the opening balance sheet and continues to be amortized to “Other, net.” The pro forma adjustment represents the difference in gain amortization associated with the decreased deferred gain.

(h)	Represents the estimated tax effect of the pro forma adjustments.

(i)	Represents the adjustment to certain inducement payments that were amortized to sales. The inducements had no separate value in purchase accounting since the contractual value was an assumption in the valuation of the customer relationship intangible. The carryover basis of the prior inducements continues to be amortized.

(j)	Represents an adjustment of $2.9 million of compensation expense related to stock option payouts associated with the transactions that are not an expense of the successor entity.

(k)	Represents amortization of finite lived, identifiable intangibles valued as part of the transactions, which are amortized over the defined lines in proportion to the underlying discounted cash flows used in the valuation.

(l)	Represents expense for stock option payouts related to the transactions and are not a successor entity expense.

(m)	Represents costs incurred by the Company, as the acquired entity, that cannot be capitalized as part of the purchase price of the transactions. All such expenses precede the transactions and are not a part of the successor entity’s costs of operations.

(n)	Represents interest on the $200 million aggregate principal amount of new notes, additional credit facility borrowings and amortization of additional deferred financing costs, net of interest on the $100 million aggregate principal amount of 10 1/4% senior subordinated notes due 2007 notes tendered or redeemed and write-off of the related unamortized deferred financing costs.

Pro forma net cash interest expense paid would have been approximately $1.1 million for the period from September 30, 2002 to February 6, 2003.

(o)	Represents an advisory fee paid to Kelso.

(p)	Represents the adjustment to a deferred gain on a prior sale/leaseback transaction that was amortized to gain on sale. The deferred gain was given no value in purchase accounting. The carryover basis of the prior gain continues to be amortized.

(q)	Represents the estimated tax effect of the pro forma adjustments.

(r)	Other data and ratios are as follows (dollars in thousands):

For the fiscal year ended September 29, 2002:	Historical		Pro Forma Adjustments	Pro Forma
EBITDA(1)	$54,503		$(213)	$54,290
Net cash provided by (used in) operating activities	46,063		(7,678)	38,385
Net cash used in investing activities	(9,528)		(19,868)	(29,396)
Net cash provided by (used in) financing activities	(17,330)		27,090	9,760
Capital expenditures	10,586		—	10,586
Ratio of earnings to fixed charges(2)	2.46	x	—	1.04x

For the period from September 30, 2002 to February 6, 2003:
EBITDA(1)	$3,423		$14,925	$18,348
Net cash provided by (used in) operating activities	(2,135)		15,270	13,135
Net cash used in investing activities	(4,582)		(19,868)	(24,450)
Net cash used in provided by financing activities	(12,663)		6,498	(6,165)
Capital expenditures	4,607		—	4,607
Ratio of earnings to fixed charges(3)	—		—	1.10x

(1)	“EBITDA” represents income (loss) before income taxes, interest expense, net, and depreciation and amortization. Consistent with Item 10 of Regulation S-K recently amended by the SEC pursuant to the Sarbanes-Oxley Act, restructuring and impairment charges, other, net and transaction expenses have not been added back to income (loss) before income taxes for purposes of calculating EBITDA.
(2)	For purposes of determining the ratio of fixed charges, “earnings” are defined as earnings (loss) before income taxes, plus fixed charges. Fixed charges include interest on all indebtedness and one-third of rental expense on operating leases, which is representative of the interest factor.
(3)	For purposes of determining the ratio of fixed charges, “earnings” are defined as earnings (loss) before income taxes, plus fixed charges. Fixed charges include interest on all indebtedness and one-third of rental expense on operating leases, which is representative of the interest factor. For the period from September 30, 2002 to February 6, 2003, our fixed charges exceeded our earnings on a historical basis by $13.9 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial and operating data, which you should read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. The selected consolidated financial and other data as of and for each of the fiscal years in the three-year period ended September 29, 2002 have been derived from our audited financial statements included elsewhere in this registration statement. The selected consolidated financial and other data as of and for each of the fiscal years in the two-year period ended October 3, 1999 have been derived from our audited financial statements which are not included in this registration statement. The selected consolidated financial and other data as of June 29, 2003 and for the nine month period ended June 30, 2002 and for the periods from September 30, 2002 to February 6, 2003 and from February 7 to June 29, 2003 have been derived from our unaudited financial statements included elsewhere in this registration statement. Such unaudited consolidated financial statements, in the opinion of our management, include all adjustments necessary for the fair presentation of our financial condition and results of operations for such periods and as of such dates. The audited consolidated financial statements and the unaudited consolidated financial statements do not purport to project our results of operations or financial position for any future period or date. All amounts are presented in thousands, except ratios.

	Fiscal Year Ended(1)					Nine Months Ended June 30, 2002	For the Period from September 30, 2002 to February 6, 2003	For the Period from February 7 to June 29, 2003
	1998	1999	2000	2001	2002
	(Dollars in thousands)
Income Statement Data:
Net sales	$419,474	$487,549	$479,775	$475,039	$527,601	$388,128	$186,726	$224,814
Cost of products sold (excluding depreciation and amortization)	354,973	424,942	422,834	425,084	456,788	338,024	166,383	190,589

Gross profit (excluding depreciation and amortization)	64,501	62,607	56,941	49,955	70,813	50,104	20,343	34,225
Depreciation and amortization(2)	13,465	17,246	22,412	20,713	19,582	15,003	6,091	10,076
Selling and administrative expense	22,748	19,678	17,057	15,610	14,179	10,411	14,875	4,413
Merger related transaction costs(3)(4)	—	—	—	—	1,478	—	2,488	—
Restructuring and impairment charge (recovery)(5)(6)(7)(8)	11,532	—	5,900	21,500	1,250	1,250	(460)	—
Gain on curtailment of postretirement benefits	(1,861)	—	(1,171)	—	—	—	—	—
Management fee(9)	—	—	—	—	—	—	—	198
Other, net	127	33	(662)	(970)	(597)	(780)	17	(45)

Income from operations	18,490	25,650	13,405	(6,898)	34,921	24,220	(2,668)	19,583
Interest expense, net	13,021	14,733	16,657	15,747	13,109	9,728	11,190	11,175

Income (loss) before income taxes, and cumulative effect of change in accounting	5,469	10,917	(3,252)	(22,645)	21,812	14,492	(13,858)	8,408
Provision for (benefit from) income taxes	2,789	5,290	(334)	(6,157)	9,556	6,159	(4,791)	4,914

Income (loss) before cumulative effect of change in accounting	2,680	5,627	(2,918)	(16,488)	12,256	8,333	(9,067)	3,494
Cumulative effect of change in accounting for systems development cost(10)	(1,161)	—	—	—	—	—	—	—

Net income (loss)	$1,519	$5,627	$(2,918)	$(16,488)	$12,256	$8,333	$(9,067)	$3,494

	Fiscal Year Ended(1)								Nine Months Ended June 30, 2002		For the Period from September 30, 2002 to February 6, 2003	For the Period from February 7 to June 29, 2003
	1998		1999		2000	2001	2002
	(Dollars in thousands)
Other Financial Data:
EBITDA(11)	$31,955		$42,896		$35,817	$13,815	$54,503		$39,223		$3,423	$29,659
EBITDA margin %(12)	7.6%		8.8%		7.5%	2.9%	10.3%		10.1%		1.8%	13.2%
Capital expenditures(13)	$33,826		$33,230		$10,907	$9,421	$10,586		$7,592		$4,607	$6,775
Cash interest expense, net	13,981		14,961		16,206	14,345	11,720		11,453		5,374	18,350
Net cash provided by (used in) operating activities	25,561		24,452		25,297	22,116	46,063		24,117		(2,135)	14,081
Net cash used in investing activities(14)	(32,879)		(46,495)		(8,475)	(4,040)	(9,528)		(6,595)		(4,582)	(26,660)
Net cash provided by (used in) financing activities(15)	8,247		20,436		(16,557)	(18,752)	(17,330)		(16,572)		(12,663)	16,308
Ratio of earnings to fixed charges(16)	1.39	x	1.67	x	—	—	2.46	x	2.31	x	—	1.71	x

	Fiscal Year Ended(1)					June 30, 2002	June 29, 2003
	1998	1999	2000	2001	2002
	(Dollars in thousands)
Balance Sheet Data:
Total working capital	$737	$14,146	$14,583	$8,369	$20,467	$19,533	$29,026
Total assets	313,711	362,023	332,723	300,895	306,686	301,212	401,070
Total debt	122,272	146,500	126,200	112,808	100,000	106,000	212,046
Stockholders’ equity	77,188	82,053	78,961	60,435	72,648	68,655	77,116

	Fiscal Year Ended(1)					Nine Months Ended June 30, 2002	For the Period from September 30, 2002 to February 6, 2003	For the Period from February 7 to June 29, 2003
	1998	1999	2000	2001	2002
	(Dollars in thousands)

Earnings per Share:
Calculation of Basic Earnings (Loss) per share
Net income (loss) before cumulative effect of change in accounting	$2,680	$5,627	$(2,918)	$(16,488)	$12,256	$8,333	$(9,067)	$3,494

Weighted-average number of common shares outstanding	9,527	9,323	9,278	8,979	8,697	8,695	8,755

Basic earnings (loss) per share	$0.28	$0.60	$(0.31)	$(1.84)	$1.41	$0.96	$1.04

Calculation of Diluted Earnings (Loss) per share
Net income (loss) before cumulative effect of change in accounting	$2,680	$5,627	$(2,918)	$(16,488)	$12,256	$8,333	$(9,067)	$3,494

Weighted-average number of common shares outstanding	9,527	9,323	9,278	8,979	8,697	8,695	8,755
Effect of dilutive stock options	432	130	—	—	528	455	—

Weighted-average number of common shares outstanding assuming dilution	9,959	9,453	9,278	8,979	9,225	9,150	8,755

Diluted earnings (loss) per share	$0.27	$0.60	$(0.31)	$(1.84)	$1.33	$0.91	$(1.04)

(1)	We operate on a 52/53-week fiscal year ending on the Sunday closest to September 30 of the applicable year. Our financial statements for the periods presented include the operating results of the steel services operations we acquired from the United States Can Company on November 9, 1998 from the date of that acquisition, but exclude the tin plate services business acquired at the same time from the United States Can Company, which was held for sale from the time of its acquisition and was sold in the fourth quarter of fiscal 1999.
(2)	Depreciation for fiscal 2000 and for fiscal 2002 includes an additional $2.5 million and $0.7 million, respectively, of depreciation related to shortened useful lives of certain computer systems.
(3)	The fourth quarter of fiscal 2002 includes a $1.5 million charge for certain professional fees and other transaction costs relating to the transactions.

(4)	The first quarter of fiscal 2003 includes a $1.4 million charge for certain professional fees and other transaction costs relating to the transactions.
(5)	The third quarter of fiscal 1998 includes an $11.5 million restructuring and impairment charge related to the closure of three plants, the elimination of an internal transportation department and the write-off of equipment at several operating locations which were impaired due primarily to changes in manufacturing processes.
(6)	The second quarter of fiscal 2000 includes a $5.9 million restructuring and impairment charge related to the closing of two administrative offices, the termination of 89 employees, and the write-down of equipment held for disposal.
(7)	The third quarter of fiscal 2001 includes a $21.5 million restructuring and impairment charge related to the closing of two manufacturing facilities and the write-down of intangible assets and equipment held for disposal as a result of the closings.
(8)	The third quarter of fiscal 2002 includes an additional $1.2 million restructuring charge related to the closing of one of our manufacturing facilities in the third quarter of fiscal 2001. See footnote (7) above.
(9)	Represents annual advisory fee paid to Kelso.
(10)	On November 20, 1997, the EITF issued a consensus on the accounting treatment of certain information systems and process reengineering costs. We were involved in a business information systems and process reengineering project that was subject to this pronouncement. Based on the EITF consensus, $2.0 million of the previously capitalized costs associated with this project were expensed in the first fiscal quarter of 1998 as a change in accounting. A one-time charge of $1.2 million, net of related tax benefit of $0.8 million, for the cumulative effect of this new accounting interpretation for business information systems and process reengineering activities reduced fiscal 1998 net earnings.
(11)	“EBITDA” represents net income (loss) before cumulative effect of change in accounting, depreciation and amortization, interest expense, net and provision for (benefit from) income taxes, as shown in the table below. Consistent with Item 10 of Regulation S-K recently amended by the SEC pursuant to the Sarbanes-Oxley Act, restructuring and impairment charges, gain on curtailment of postretirement benefits, other, net and transaction expenses, collectively representing $9.8 million, $33,000, $4.1 million, $20.5 million, $2.1 million, $0.5 million, $2.0 million and $(45,000), in fiscal 1998, 1999, 2000, 2001 and 2002, for the nine months ended June 30, 2002, for the period from September 30, 2002 to February 6, 2003 and for the period from February 7 to June 29, 2003, respectively, have not been added back to net income (loss) before cumulative effect of change in accounting for purposes of calculating EBITDA. In addition, $13.1 million and $2.2 million for the period from September 30, 2002 to February 6, 2003, and for the period from February 7 to June 29, 2003, respectively, have not been added back to net income (loss) before cumulative effect of change in accounting for purposes of calculating EBITDA, which is consistent with Item 10 of Regulation S-K as noted above. The $13.1 million for the period from September 30, 2002 to February 6, 2003 consists of $3.4 million included in cost of products sold (excluding depreciation and amortization) and $9.7 million in selling and administrative expense, which, in total, represent $12.6 million of compensation expense related to stock option payouts associated with the transactions and $0.5 million of other expense associated with the transactions. The $2.2 million for the period from February 7 to June 29, 2003 is included in cost of products sold (excluding depreciation and amortization) and relates to manufacturer’s profit recorded in inventory as a result of the transactions. We present EBITDA because it is one of the measures upon which management assesses our financial performance. Management also believes that EBITDA, which is commonly used as a measure of performance of companies in our industry, is frequently used by securities analysts, investors and other interested parties to measure our ability to service our debt and to determine our financial performance. While providing useful information, EBITDA should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with generally accepted accounting principles and should not be construed as an indication of a company’s operating performance or as a measure of liquidity.

The following table illustrates the calculation of EBITDA:

	Fiscal Year Ended(a)					Nine Months Ended June 30, 2002	For the Period from September 30, 2002 to February 6, 2003	For the Period from February 7 to June 29, 2003
	1998	1999	2000	2001	2002
Net income (loss) before cumulative effect of change in accounting	$2,680	$5,627	$(2,918)	$(16,488)	$12,256	$8,333	$(9,067)	$3,494
Depreciation and amortization(b)	13,465	17,246	22,412	20,713	19,582	15,003	6,091	10,076
Interest expense, net	13,021	14,733	16,657	15,747	13,109	9,728	11,190	11,175
Provision for (benefit from) income taxes	2,789	5,290	(334)	(6,157)	9,556	6,159	(4,791)	4,914

EBITDA	$31,955	$42,896	$35,817	$13,815	$54,503	$39,223	$3,423	$29,659

(a)	We operate on a 52/53-week fiscal year ending on the Sunday closest to September 30 of the applicable year.
(b)	Depreciation for fiscal 2000 and for fiscal 2002 includes an additional $2.5 million and $0.7 million, respectively, of depreciation related to shortened useful lives of certain computer systems.
(12)	EBITDA margin is defined as the ratio of EBITDA relative to net sales.
(13)	Our capital expenditures in fiscal 1998 and 1999 included $21.1 million and $18.9 million, respectively, in expenditures related to the expansion of our material center services business and the installation of new information technology systems.
(14)	Investing activities for the period from February 7 to June 29, 2003 include $19.9 million in transaction costs related to the transactions.
(15)	Financing costs for the period from September 30, 2002 to February 6, 2003 include $0.4 million in financing costs incurred related to the transactions. Financing activities for the period from February 7 to June 29, 2003 include $5.6 million in net cash provided from the transactions and $10.5 million in financing costs incurred related to the transactions.
(16)	For purposes of determining the ratio of fixed charges, “earnings” are defined as earnings (loss) before income taxes, plus fixed charges. Fixed charges include interest on all indebtedness and one-third of rental expense on operating leases, which is representative of the interest factor. For fiscal 2000 and 2001, our fixed charges exceeded our earnings by $3.3 million and $22.2 million, respectively. For the period from February 7 to June 29, 2003, our fixed charges exceeded our earnings by $13.9 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and related notes included in this prospectus. We operate on a 52/53-week fiscal year ending on the Sunday closest to September 30 of the applicable year.

General

We are the leading North American manufacturer of steel containers for paint, coffee and certain other consumer and industrial products. Over 85% of our fiscal 2002 net sales were generated from product lines where we estimate we have the leading market share in the United States. Our product offerings include a wide variety of steel containers such as paint, coffee, aerosol and specialty cans which are used by our customers to package a diverse range of end-use products which, in addition to paint and coffee, include household and personal care products, automotive after-market products, paint thinners and driveway and deck sealants. We also provide our customers with metal shearing, coating and printing services through our material center services business. Our end-use markets have historically exhibited stable demand characteristics and our customer base includes leading participants in these markets. For fiscal 2002, paint cans, specialty cans, material center services, aerosol cans, coffee cans and steel pails represented 35%, 15%, 14%, 14%, 12% and 10% of our net sales, respectively.

Approximately 75% of our fiscal 2002 net sales were made to customers with whom we have contractual relationships. As is common in our industry, our contracts are generally requirements based, granting us all or a percentage of a customer’s requirements for a period of time instead of specific commitments to unit volume, subject, in some cases, to the customer’s right to receive competitive proposals for the products we are to furnish it under the contract, including proposals to reformulate the packaging to another material.

Pursuant to these provisions, one of our largest customers, Folgers, has recently notified us that, commencing in October 2003, it plans to convert a significant portion of its steel packaging requirements to an alternative packaging that we do not manufacture, thereby reducing its purchases from us. Folgers has also notified us that it plans to convert the balance of its steel packaging requirements to such alternative packaging in March of fiscal 2004. We do not expect Folgers’ actions to have any material impact on our financial results for fiscal 2003. As a result of the decision by Folgers to convert all of its steel packaging requirements to such alternative packaging, we expect that our revenues from this customer will be reduced by approximately $48 million in fiscal 2004, depending principally on the exact timing of any such conversion, and by an additional amount of approximately $12 million in fiscal 2005.

As a result of this conversion, we intend to close our manufacturing facility in Picayune, Mississippi. We will relocate or terminate the workforce and dispose of or transfer certain equipment to other manufacturing facilities. We expect to record a restructuring charge of approximately $0.1 to $0.3 million in the fourth quarter of fiscal 2003 and of approximately $0.4 to $0.6 million in fiscal 2004 as a result of closing the Picayune facility. The restructuring charge will consist of severance and benefits, equipment disposition and other related costs associated with closing the manufacturing facility.

In addition to the restructuring charge, we have shortened the estimated remaining useful lives of certain long-lived assets, primarily equipment, associated with the manufacture of the steel packaging we supply to Folgers. The shortened useful lives will result in approximately $1.5 to $2.0 million in additional depreciation expense in the fourth quarter of fiscal 2003 and approximately $4.5 to $5.5 million in the first half of fiscal 2004.

Our business is subject to moderate seasonality with demand for certain of our products generally higher in the second half of our fiscal year due primarily to higher demand for paint and related products during warmer periods. Our cost of products sold as a percentage of net sales generally decreases in the second half of our fiscal year due primarily to higher sales volumes which serve to absorb fixed costs and increase overall margins.

Raw materials used in our products include steel, energy, various coatings and inks and represent approximately 60% of our cost of products sold. We purchase all raw materials we require from outside sources. Steel is the largest component of our cost of products sold. Historically, we have generally been able to increase the price of our products to reflect increases in the price of steel, but we cannot assure you that we will be able to do so in the future.

In fiscal 2000, we implemented several changes to our management team, including the appointment of our Chairman and Chief Executive Officer, Jean-Pierre M. Ergas. Since that time, we have increased our sales and implemented a series of focused cost reduction and productivity initiatives. Specifically, in this time we have: (i) reduced our cost of products sold through improved steel utilization and by consolidating our steel purchases among fewer suppliers; (ii) closed three under-performing manufacturing facilities and relocated volume to other plants; (iii) implemented a restructuring initiative, including the elimination of 30 employees, resulting in approximately $5.0 million in annualized selling and administrative cost reductions; and (iv) eliminated approximately $5.0 million in annualized manufacturing cost overhead by reducing the number of our operating units from three to one, resulting in the elimination of 59 positions.

The following are the principal initiatives relating to the restructuring and impairment charges taken in the past three fiscal years:

Fiscal 2002.    During the third quarter of fiscal 2002, an additional $1.2 million restructuring charge was recorded due to a change in our previous estimate of the costs related to the closure of our Elizabeth, New Jersey manufacturing facility, which is described immediately below under “General—Fiscal 2001.” Due to the weakening of both the general economy and the real estate market in the northeastern United States, we revised our estimate for future leasehold commitments to allow additional time to locate a subtenant for this facility.

Fiscal 2001.    During the third quarter of fiscal 2001, we recorded a $21.5 million restructuring and impairment charge related primarily to the closing of two manufacturing facilities and the write-down of intangible assets and equipment held for disposal as a result of that closing. The $21.5 million charge included a $16.2 million charge for asset impairments and a $5.3 million restructuring charge. The $16.2 million asset impairment charge included the write-off of $0.5 million in goodwill, $3.7 million in other intangibles and $12.0 million in redundant equipment at the manufacturing facilities that were closed. The redundant equipment was taken out of service in the third quarter. Facility closure costs, consisting primarily of future lease obligations, related to the closing of our manufacturing facilities in Elizabeth, New Jersey and Garland, Texas. All 208 of the planned employee terminations were completed and the manufacturing facilities closed by September 30, 2001.

Fiscal 2000.    During the second quarter of fiscal 2000, we recorded a restructuring and impairment charge related to the closing of two administrative offices, the termination of 89 employees and the write-down of equipment held for disposal. The restructuring and impairment charge totaled $5.9 million and consisted of $1.1 million related to administrative office closings, $1.1 million related to severance, $0.7 million related to contracts and other miscellaneous costs and $3.0 million related to impairments of equipment held for disposal. Both administrative offices were closed and 89 employees were terminated in fiscal 2000.

Recent Acquisition

On August 25, 2003, we acquired substantially all of the assets, including working capital, of SST Industries for approximately $23.2 million in cash. The acquisition was financed with borrowings under our $90 million credit facility.

SST Industries, which is based in Loveland, Ohio, manufactures rigid plastic containers for industrial packaging markets, including injection-molded plastic pails and blow-molded tighthead containers and drums.

The acquisition of SST Industries allows us to extend our product offerings into a complementary segment of the container market.

Results of Operations

Three and Nine month periods ended June 29, 2003 (third quarter of fiscal 2003) compared to three and nine month periods ended June 30, 2002 (third quarter of fiscal 2002).

In the following discussion, comparisons are made between the nine month periods ended June 29, 2003 and June 30, 2002, notwithstanding the presentation in our consolidated statements of income for fiscal 2003 of the periods from September 30, 2002 to February 6, 2003, and February 7, 2003 to June 29, 2003. The beginning of the partial period ended June 29, 2003 coincides with the merger transaction dated February 7, 2003. We do not believe a discussion of the various periods presented for fiscal 2003 in the consolidated statements of income would be meaningful and, accordingly, we have prepared the discussion of our results of operations by comparing the nine month period ending June 29, 2003 with the nine month period ending June 30, 2002 without regard to the period ending February 6, 2003 and the period beginning February 7, 2003.

Net Sales.    Net sales increased 2.7% in the third quarter of fiscal 2003 to $145.9 million from $142.1 million in the third quarter of fiscal 2002. During the first nine months of fiscal 2003 net sales increased 6.0% to $411.5 million from $388.1 million in the first nine months of fiscal 2002. These increases are primarily due to new business and increased market shares gained during fiscal 2003 and, to a lesser extent, selling price increases.

Cost of Products Sold.    Cost of products sold, excluding depreciation and amortization, increased 1.2% to $122.4 million in the third quarter of fiscal 2003 from $121.0 million in the third quarter of fiscal 2002. Cost of products sold, excluding depreciation and amortization, as a percentage of net sales decreased to 83.9% in the third quarter of fiscal 2003 from 85.1% in the third quarter of fiscal 2002. The decrease in cost of products sold, excluding depreciation and amortization, as a percentage of net sales was primarily due to increased volume and productivity improvements in manufacturing. Cost of products sold, excluding depreciation and amortization, increased 5.6% to $357.0 million during the first nine months of fiscal 2003 from $338.0 million in the first nine months of fiscal 2002. Excluding $5.6 million in transaction costs, which include the settlement of outstanding options and the recognition of manufacturer’s profit in beginning inventory, cost of products sold, excluding depreciation and amortization, as a percentage of net sales for the first nine months of fiscal 2003 decreased to 85.4% from 87.1% for the first nine months of fiscal 2002.

Depreciation and Amortization.    Depreciation and amortization expense of $6.6 million in the third quarter of fiscal 2003 increased $1.3 million from $5.3 million in the third quarter of fiscal 2002. This increase is due to higher amortization of identifiable intangibles, which were valued as a result of the transactions, partially offset by the discontinuation of goodwill amortization in accordance with SFAS 142 of $0.6 million. Depreciation and amortization expense was $16.2 million in the first nine months of fiscal 2003 compared to $15.0 million in the first nine months of fiscal 2002. Amortization in the first nine months of fiscal 2002 included $1.7 million in goodwill amortization, which is not applicable in fiscal 2003 due to the adoption of SFAS 142, as discussed above. Amortization in the first nine months of fiscal 2003 included the additional $3.2 million related to the new intangibles associated with the transactions, as discussed above.

Selling and Administrative Expenses.    Selling and administrative expenses decreased $0.6 million to $2.6 million in the third quarter of fiscal 2003 from $3.2 million in the third quarter of fiscal 2002. Selling and administrative expenses as a percentage of net sales were 1.8% in the third quarter of fiscal 2003 compared to 2.2% in the third quarter of fiscal 2002. Selling and administrative expenses increased $8.9 million to $19.3 million the first nine months of fiscal 2003 from $10.4 million for the first nine months of fiscal 2002. The first nine months of fiscal 2003 included approximately $9.7 million of additional costs associated with the redemption of stock options as part of the transactions. Excluding the $9.7 million of additional transaction costs, selling and administrative expenses decreased $0.8 million in the first nine months of fiscal 2003 from the first nine months of fiscal 2002. Selling and administrative expenses, excluding the additional transaction costs, were 2.3% of net sales in the third quarter of fiscal 2003 compared to 2.7% in the third quarter of fiscal 2002. These decreases in selling and administrative expense, excluding the effects of transaction costs, are the result of ongoing cost reduction initiatives.

Merger-Related Transaction Costs.    During the first nine months of fiscal 2003, we expensed $2.5 million of merger-related transaction costs, which consisted primarily of professional fees related to the transactions.

Interest Expense, Net.    Interest expense, net, increased $2.8 million to $5.9 million in the third quarter of fiscal 2003 from $3.1 million in the third quarter of fiscal 2002 and increased $12.7 million to $22.4 million in the first nine months of fiscal 2003 from $9.7 million in the first nine months of fiscal 2002. Interest expense, net, in the first nine months of fiscal 2003 includes $5.1 million related to the tender, consent and redemption premiums and $1.7 million related to the write-off of deferred financing fees, each associated with the $100.0 million 10 1/4% Senior Subordinated Notes due 2007, and $1.9 million related to the write-off of a bridge loan commitment fee, which was expensed when the bridge loan commitment expired, undrawn, at the closing of the transactions.

Management Fees.    Management fees in the three and nine-month periods ended June 29, 2003 were $0.1 million and $0.2 million, respectively. Management fees are paid to Kelso as part of a financial advisory agreement that became effective with the transactions. Management fees will approximate $0.5 million annually. There were no comparable management fees in the three and nine-month periods ended June 30, 2002.

Other, Net.    Other income of $0.8 million in the first nine months of fiscal 2002 included a gain of $0.4 million on the sale of stock received from the demutualization of an insurance company of which we were a policyholder and a gain of $0.3 million related to the sale of surplus equipment in the first quarter of fiscal 2002. There were no comparable events in the third quarter or first nine months of fiscal 2003.

Income (Loss) Before Income Taxes.    Net income before income taxes of $8.4 million in the third quarter of fiscal 2003 increased $0.1 million from $8.3 million in the third quarter of fiscal 2002. Net loss before income taxes of $5.4 million for the first nine months of fiscal 2003 decreased $19.9 million from net income before taxes of $14.5 million in the first nine months of fiscal 2002. The decreases resulted from the factors discussed above.

Provision for (Benefit From) Income Taxes.    The provision for income taxes increased $1.5 million to $4.9 million in the third quarter of fiscal 2003 from $3.4 million in the third quarter of fiscal 2002. The effective tax rate increased in the third quarter of fiscal 2003 from the third quarter of fiscal 2002 primarily due to the non-deductibility of amortization expense on the other intangibles that were acquired as part of the transactions. The provision for income taxes decreased $6.1 million to $0.1 million in the first nine months of fiscal 2003 from $6.2 million for the first nine months of fiscal 2002. The effective tax rate decreased in the first nine months of fiscal 2003 from the first nine-months of fiscal 2002 partially due to the treatment of costs related to the merger transaction. The change in the provision for income taxes in the third quarter and first nine months of fiscal 2003 from the third quarter and first nine months of fiscal 2002 resulted from changes in income (loss) before income taxes (based on the factors discussed above) and for changes in the effective tax rates.

Net Income (Loss).    Net income of $3.5 million for the third quarter of fiscal 2003 decreased $1.3 million from $4.8 million in the third quarter of fiscal 2002. Net loss of $5.6 million for the first nine months of fiscal 2003 decreased $13.9 million from net income of $8.3 million for the first nine months of fiscal 2002. The decreases resulted from the factors discussed above.

Year ended September 29, 2002 (fiscal 2002) compared to year ended September 30, 2001 (fiscal 2001).

Net Sales.    Net sales for fiscal 2002 were $527.6 million, an increase of $52.6 million or 11.1%, from $475.0 million in fiscal 2001. The increase in net sales was primarily due to stronger customer demand resulting from growth in our customers’ end-use markets during fiscal 2002 compared to fiscal 2001 and to business gained during fiscal 2002 from new customers. This increase in net sales was also attributable to new business gained under existing contractual supply agreements and increased market shares, and, to a lesser extent, price increases implemented to partially offset increased raw material costs. We gained new business and increased our market shares during fiscal 2002 primarily in the paint, coffee and aerosol markets.

Cost of Products Sold.    Cost of products sold, excluding depreciation and amortization, in fiscal 2002 was $456.8 million, an increase of $31.7 million or 7.5%, from $425.1 million in fiscal 2001. Cost of products sold, excluding depreciation and amortization, as a percent of net sales, decreased to 86.6% in fiscal 2002 from 89.5% in fiscal 2001. The decrease in cost of products sold, excluding depreciation and amortization, as a percentage of net sales was primarily attributable to lower manufacturing costs, improved operating efficiency and higher sales volumes which served to absorb fixed costs and increase overall margins. During fiscal 2002, we also realized benefits of our third quarter fiscal 2001 restructuring charge, which included the closing of two manufacturing facilities, and reallocation of volume to other more efficient manufacturing facilities. As part of this initiative, we also implemented a continuous operating schedule at four of our key manufacturing facilities which has increased capacity utilization and significantly lowered unit costs. Our cost of products sold, excluding depreciation and amortization, during fiscal 2002 also benefited from our consolidation of our steel purchases among a smaller group of suppliers and from improved steel utilization efficiency.

Depreciation and Amortization.    Depreciation and amortization decreased to $19.6 million in fiscal 2002 from $20.7 million in fiscal 2001. The decrease was primarily attributable to equipment write-offs during the third quarter of fiscal 2001 associated with our restructuring charge during that quarter. The decrease in fiscal 2002 was partially offset by increased depreciation associated with capital expenditures.

Selling and Administrative Expense.    Selling and administrative expense decreased by $1.4 million to $14.2 million in fiscal 2002 from $15.6 million in fiscal 2001. The reduction results from ongoing overhead cost reduction initiatives and the fiscal cost reduction program and restructuring plan adopted in fiscal 2001. The cost reduction included lower costs for leased corporate office space, headcount reductions and reduced spending in all departments. Selling and administrative expense as a percent of net sales was 2.7% for fiscal 2002 compared to 3.3% for fiscal 2001.

Merger Related Transaction Costs.    During the fourth quarter of fiscal 2002, we recorded $1.5 million of merger-related transaction costs associated with our agreement to be acquired by BCO Holding.

Restructuring and Impairment Charge.    During the third quarter of fiscal 2001, we recorded a $21.5 million restructuring and impairment charge as described above under “—General—Fiscal 2001.”

In the third quarter of fiscal 2002, an additional $1.2 million restructuring charge was recorded due to a change in estimate related to the closure of our Elizabeth, New Jersey manufacturing facility. Due to the weakening of both the general economy and the real estate market in the northeastern United States, we revised our estimate for future leasehold commitments to allow additional time to locate a subtenant for this facility.

Interest Expense, Net.    Interest expense, net, decreased to $13.1 million in fiscal 2002 from $15.7 million in fiscal 2001, primarily due to lower average debt levels and lower LIBOR based interest rates under our old credit facility, which provided for floating interest rates. The LIBOR interest rate margin under our old credit facility was 2.75% as of September 29, 2002. Additionally, interest expense, net, in fiscal 2001 includes $0.4 million related to the write off of unamortized deferred financing fees associated with the extinguishment of our former credit agreement. The former credit agreement was terminated upon the execution of our old credit facility in May 2001.

Provision (Benefit) for Income Taxes.    The provision for income taxes was $9.6 million for fiscal 2002. This was an increase of $15.8 million, from a benefit of $(6.2) million in fiscal 2002. The change was due to the increase in income before income taxes and extraordinary item, as described above, and an increase in our effective tax rate.

Net Income (Loss).    Net income (loss) for fiscal 2002 was $12.3 million, an increase of $28.8 million from $(16.5) million in fiscal 2001. The change resulted from the factors described above.

Year ended September 30, 2001 (fiscal 2001) compared to year ended October 1, 2000 (fiscal 2000).

Net Sales.    Net sales for fiscal 2001 were $475.0 million, a decrease of $4.8 million or 1.0%, from $479.8 million in fiscal 2000. The net sales decrease was primarily due to volume declines in certain product categories resulting from a general business slowdown and customer inventory reductions during the first half of fiscal 2001. Net sales strengthened in the second half of fiscal 2001 and exceeded net sales in the second half of fiscal 2000 by $8.6 million or 3.5%.

Cost of Products Sold.    Cost of products sold, excluding depreciation and amortization, in fiscal 2001 was $425.1 million, an increase of $2.3 million or 0.5%, from $422.8 million in fiscal 2000. Cost of products sold as a percent of net sales increased to 89.5% in fiscal 2001 from 88.1% in fiscal 2000. The increase in cost of products sold, excluding depreciation and amortization, as percentage of net sales was primarily attributable to lower sales volumes and resulting weaker operating performance at certain of our manufacturing facilities during the first half of fiscal 2001.

Depreciation and Amortization.    Depreciation and amortization decreased to $20.7 million in fiscal 2001 from $22.4 million in fiscal 2000. The decrease was partially attributable to our decision to decrease the useful lives and fully depreciate certain computer equipment in fiscal 2000, which resulted in additional depreciation expense in fiscal 2000 of $2.5 million, and to reductions in depreciation in fiscal 2001 resulting from equipment write-offs associated with our fiscal 2001 plant restructuring initiatives. The decrease in fiscal 2001 was partially offset by increased depreciation associated with capital expenditures in fiscal 2001.

Selling and Administrative Expense.    Selling and administrative expense decreased to $15.6 million in fiscal 2001 from $17.1 million in fiscal 2000, primarily due to the elimination of costs resulting from a full year realization of the benefits of our fiscal 2000 restructuring.

Restructuring and Impairment Charge.    During the third quarter of fiscal 2001, we recorded the $21.5 million restructuring and impairment charge described above under “—General—Fiscal 2001.”

Interest Expense, Net.    Interest expense, net, decreased to $15.3 million in fiscal 2001 from $16.7 million in fiscal 2000, primarily due to lower average debt levels and lower interest rates under our old credit facility, which provided for floating interest rates. Additionally, interest expense, net in fiscal 2001 includes $0.4 million related to unamortized deferred financing fees associated with the extinguishment of our former credit agreement. The former credit agreement was terminated upon the execution of our old credit facility in May 2001.

Provision (Benefit) for Income Taxes.    The provision (benefit) for income taxes increased to a benefit of $(6.2) million in fiscal 2001 from a benefit of $(0.3) million in fiscal 2000. The change was due to the decrease in income (loss) before income taxes and extraordinary item, as described above, and an increase in our effective tax rate.

Net Income (Loss).    Net income (loss) for fiscal 2001 was $(16.5) million, a decrease of $13.6 million from $(2.9) million in fiscal 2000. The change resulted from the factors described above.

Seasonality

Our business is subject to moderate seasonality with demand for certain of our products generally higher in the second half of our fiscal year due primarily to higher demand for paint and related products during warmer periods. Our cost of products sold also generally decreases in the second half of our fiscal year due primarily to higher sales volumes which serve to absorb fixed costs and increase overall margins.

The following table provides our net sales, gross profit and income from operations generated in each quarter of fiscal 2002 as a percentage of the full year of fiscal 2002:

	Fiscal 2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	22.2%	24.4%	26.9%	26.5%
Gross profit	18.2%	22.7%	29.9%	29.2%
Income from operations	14.5%	22.3%	32.6%	30.6%

Liquidity and Capital Resources

After the Transactions

The transactions required total cash of approximately $306.8 million, which was used to fund the cash consideration payable to our stockholders and option holders under the merger agreement, repay our existing debt and pay fees and expenses associated with the transactions. The cash requirements of the transactions were financed through an equity financing of $78.0 million by affiliates of Kelso and $2.0 million by another equity investor, borrowings of approximately $25.0 million from our new credit facility and $200.0 million of proceeds from the offering of the old notes. In addition, in connection with the transactions, certain of our existing stockholders and option holders exchanged stock and options in BWAY valued at approximately $20.3 million for stock and options in BCO Holding. See “The Transactions.”

We intend to fund our ongoing obligations from cash flow from operations and borrowings under our new credit facility. As of June 29, 2003, we had approximately $12.0 million of senior debt outstanding under the new credit facility and approximately $78.0 million of unused commitments available to borrow thereunder, subject to borrowing base and other limitations under the new credit facility. As of June 29, 2003, after applying these limitations, we had approximately $64.8 million available to borrow under the new credit facility.

Borrowings under our new credit facility bear interest at either the prime rate (as determined by Deutsche Bank AG, New York branch) or LIBOR, plus an applicable spread percentage. We have the option to borrow at either the prime or LIBOR rate margin, subject to minimum borrowing requirements. We determine whether to borrow at prime or LIBOR plus the applicable rate margin based on cash requirements. The interest rate spread on prime borrowings under our new credit facility is fixed at 1.25%. The interest rate spread on LIBOR borrowings under our new credit facility is fixed through the end of the third quarter of fiscal 2003. Thereafter, the LIBOR rate margin will be determined quarterly based on our ratio of total indebtedness to EBITDA (as defined in the new credit facility). See “Description of the New Credit Facility.”

Borrowings under our new credit facility are subject to certain conditions and limitations described under “Description of the New Credit Facility,” including a borrowing base formula. Our new credit facility also contains significant financial and operating covenants, including prohibitions on our ability to incur certain additional indebtedness or to pay dividends, and restrictions on our ability to make capital expenditures. Our new credit facility also requires that we maintain certain financial ratios and contains borrowing conditions and customary events of default, including nonpayment of principal or interest, violation of covenants, inaccuracy of representations and warranties, cross-defaults to other indebtedness, bankruptcy and other insolvency events. The indenture governing the new notes also will contain significant financial and operating covenants. For a description of certain of the covenants under our new credit facility, see “Description of the New Credit Facility,” and for a description of covenants under our new indenture, see “Description of the Notes.”

We expect that our total capital expenditures will be approximately $14.8 million during the fiscal year ending September 28, 2003, which we refer to as fiscal 2003. In addition, interest payments on the notes and on borrowings under our new credit facility will significantly increase our liquidity requirements in fiscal 2003 and thereafter.

We expect that cash provided from operations and available borrowings under our new credit facility will provide sufficient working capital to operate our business, to make expected capital expenditures and to make required interest payments under the new credit facility and on the notes. We cannot assure you, however, that our business will generate sufficient cash flows or that future borrowings will be available in an amount sufficient to enable us to service all our debt obligations, including principal payments on the notes, or to fund our other liquidity needs. See “Risk Factors—If we do not generate sufficient cash flows, we may be unable to service our debt.”

Before the Transactions

Our cash requirements for operations and capital expenditures during fiscal 2002 and fiscal 2001 were primarily financed through internally generated cash flows and borrowings under our old credit facility. During fiscal 2002, cash and cash equivalents increased $19.2 million and net credit facility borrowings decreased $12.8 million. We had no borrowings outstanding under our old credit facility at September 29, 2002. During fiscal 2001, cash and cash equivalents decreased $0.7 million and net borrowings under our old credit facility decreased by $13.4 million to $12.8 million.

Our cash requirements for operations and capital expenditures during the first quarter of fiscal 2003 were primarily financed through operations and, to a lesser extent, borrowings under our old credit facility. During the first quarter of fiscal 2003, cash and cash equivalents decreased $19.5 million and net credit facility borrowings increased $1.4 million. Borrowings were $5.6 million lower during the first quarter of fiscal 2003 compared to the first quarter of fiscal 2002 due to improved financial performance.

During fiscal 2002, net cash provided by operating activities was $46.1 million. Of this amount, net income contributed $12.3 million, depreciation and amortization contributed $19.6 million, the restructuring and impairment charge contributed $1.2 million and changes in provision for doubtful accounts, deferred income taxes, accounts payable, accrued and other current liabilities and income taxes, net, contributed $18.6 million. We used our net cash during fiscal 2002 primarily to increase accounts receivable by $7.0 million.

During fiscal 2001, net cash provided by operating activities was $22.1 million. Of this amount, net loss contributed $16.5 million, depreciation and amortization contributed $20.7 million, the restructuring and impairment charge contributed $21.5 million and changes in other assets, inventories, accounts payable and income taxes receivable contributed $6.7 million. We used our net cash during fiscal 2001 primarily for changes in accounts receivable and accrued liabilities of $5.0 million and changes in deferred taxes of $6.5 million.

Net cash used in operating activities was $2.2 million during the first quarter of fiscal 2003 compared to $1.7 million used during the first quarter of fiscal 2002. During the first quarter of fiscal 2003, cash from operating activities was primarily provided by net income before depreciation and amortization and reductions in accounts receivable. Cash was primarily used to increase inventories and to reduce accounts payable, accrued liabilities and income taxes payable.

During fiscal 2002, net cash used in investing activities was $9.5 million. We used $10.6 million for capital expenditures in fiscal 2002. We received $0.6 million in proceeds from the disposition of property, plant and equipment and $0.4 million in proceeds from the sale of stock received from an insurance company demutualization.

During fiscal 2001, net cash used in investing activities was $4.0 million. We used $9.4 million for capital expenditures in fiscal 2001. We received $5.4 million in proceeds from the disposition of property, plant and equipment in fiscal 2001, primarily from the sale of the Chicago, Illinois material center services facility, which was recorded in Assets Held for Sale at October 1, 2000.

Net cash used in investing activities was $3.2 million during the first quarter of fiscal 2003 compared to $1.2 million during the first quarter of fiscal 2002. Net cash used in investing activities was primarily used for capital expenditures during the first quarter of each fiscal year. Net cash used in investing activities in the first quarter of fiscal 2002 was partially offset by $0.5 million in proceeds from the disposition of property, plant and equipment.

During fiscal 2002, net cash used by financing activities was $17.3 million. During fiscal 2002, net repayments under our old credit facility were $12.8 million. We also used approximately $4.4 million to decrease unpresented bank drafts.

During fiscal 2001, net cash used by financing activities was $18.8 million. During fiscal 2001, net repayments under our credit existing agreements were $13.4 million. We also used approximately $2.0 million of cash for the repurchase of our common stock in fiscal 2001 and approximately $2.5 million for financing costs.

Net cash used in financing activities was $14.0 million during the first quarter of fiscal 2003 compared to net cash used by financing activities of $2.7 million during the first quarter of fiscal 2002. Net borrowings under our old credit facility were $1.4 million for the first fiscal quarter of 2003 compared to $7.1 million for the first fiscal quarter of 2002. Cash used in financing activities for each of the first fiscal quarters of 2003 and 2002 was primarily used to decrease unpresented bank drafts. $3.0 million of cash used in financing activities in the first fiscal quarter of 2003 was placed in escrow related to the merger.

At December 29, 2002, under our old credit facility, we had a $90.0 million credit facility with an available borrowing limit of $65.3 million and excess availability of $55.3 million. In February 2003, we repaid all outstanding principal and accrued interest under our old credit facility and we amended and restated our old credit facility to allow for the merger and related transactions, and to effect certain other changes and additions.

Contractual Obligations and Commercial Commitments

The following chart sets forth our material scheduled contractual cash obligations as of June 29, 2003.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
	(Dollars in millions)
Long-term debt(1)(2)(3)	$212.0	$—	$—	$—	$212.0
Operating and capital leases	30.6	5.1	7.9	5.0	12.6
Other long-term obligations(4)	10.4	0.2	0.7	1.3	8.2

Total contractual cash obligations	$253.0	$5.3	$8.6	$6.3	$232.8

(1)	In February 2003, we completed a tender offer to purchase $99.0 million of the outstanding $100.0 million 10 1/4% senior subordinated notes due 2007 at 105.125% of the principal amount and a related consent solicitation to amendments to the indenture governing such notes to eliminate substantially all of the restrictive covenants in the indenture to increase our operational flexibility and to facilitate the transactions. We subsequently redeemed the balance of such notes under the indenture governing such notes.
(2)	Includes $200.0 million relating to the offering of the notes and approximately $12.0 million relating to borrowings under our new credit facility. In the event of a continuing event of default (as defined in the new credit facility agreement), the agent could declare outstanding borrowings immediately due and payable and/or may terminate any future borrowings under the facility. As of June 29, 2003, we had approximately $78.0 million of unused commitments available to borrow under the new credit facility, subject to borrowing base and other limitations thereunder. As of June 29, 2003, after applying these limitations, we had approximately $64.8 million available to borrow under the new credit facility. The new credit facility matures on February 7, 2008.
(3)	In the event of a continuing event of default (as defined in the indenture governing the notes), the trustee or holders of 25% of the outstanding principal could declare the principal and accrued interest on all the notes to be immediately due and payable. In the event of a change in control (as defined in the indenture governing the notes), each holder of notes shall have the right to require us to purchase all or a portion of the holder’s notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. As of June 29, 2003, $200.0 million in principal amount was outstanding.
(4)	Other long-term obligations include certain future payments related to supplemental executive retirement benefit obligations for certain of our current and retired executives. The amounts shown in the table are the maximum future benefit payments subject to certain actuarial assumptions regarding life expectancy, which will differ from the actuarially determined liability related to these obligations. The current and long-term actuarially determined amounts are included in our consolidated balance sheet in “Other Current Liabilities” and “Other Long-Term Liabilities,” respectively, as of June 29, 2003.

At June 29, 2003, we had standby letters of credit in the aggregate amount of $3.7 million in favor of our workers’ compensation insurers and purchasing card vendor. These standby letters of credit were continued under our new credit facility and expire in less than one year.

Commitments and Contingencies

On January 22, 2002, the SEC issued an interpretive release on disclosures related to liquidity and capital resources, including off-balance sheet arrangements. We do not have any off-balance sheet arrangements. Except as described elsewhere in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, we are not aware of factors that are reasonably likely to adversely affect liquidity trends.

Effect of Inflation

Historically, with the exception of steel, we have not been able to pass through price increases in our raw materials to our customers. Although historically, we have generally been able to increase the price of our products to reflect increases in the price of steel, we cannot assure you that we will be able to do so in the future. We believe that inflation will not have a material adverse impact on us.

Recent Accounting Pronouncements

The EITF reached a consensus in September 2000 regarding Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, which requires companies to report shipping and handling fees and costs as a component of cost of sales. We adopted this consensus in the fourth quarter of fiscal 2001, the effect of which was offsetting increases in net sales and cost of sales in the consolidated statements of operations for all reported periods. Reclassifications of $19.1 million and $19.2 million for fiscal 2001 and 2000, respectively, were reflected for all periods shown for comparative purposes.

In June 2001, the FASB issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS 142 changes the accounting for goodwill and other intangible assets. Upon adoption, goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least annual assessments by reporting units for goodwill impairment based on fair value measurements. All other acquired intangibles will be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed or exchanged, regardless of our intent to do so. Other intangibles will be amortized over their useful lives.

SFAS 142 became effective for us at the beginning of fiscal 2003 (the implementation date). SFAS 142 requires a transitional impairment test as of the implementation date, which involves (1) identifying reporting units, (2) determining carrying value of each reporting unit by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units, and (3) determining the fair value of each reporting unit. If the carrying value of any reporting unit exceeds its fair value, then the amount of any goodwill impairment will be determined through a fair value analysis of each of the assigned assets (excluding goodwill) and liabilities.

We completed the initial assessment required under SFAS 142 which did not result in an impairment. We will annually review for impairment at the end of the eleventh month of our fiscal year (approximately August 30).

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of this statement is effective for us for fiscal 2003. We believe the adoption of this statement will not have an impact on our financial position and results of operations.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of this statement is effective for us for fiscal 2003.

In April 2002, the FASB issued SFAS 145, Recission of FASB Statements No. 4, 44, and 46, Amendment of FASB Statement No. 13, and Technical Corrections. This statement eliminates the current requirement that gains and losses on extinguishment of debt must be classified as extraordinary items in the statement of operations. Instead, the statement requires that gains and losses on extinguishment of debt be evaluated against the criteria in APB Opinion 30 to determine whether or not it should be classified as an extraordinary item. Additionally, the statement contains other corrections to authoritative accounting literature in SFAS 4, 44 and 46. On adoption of SFAS 145, we reclassified an extraordinary loss resulting from the extinguishment of debt in fiscal 2001 to continuing operations.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement is effective for exit or disposal activities initiated after December 31, 2002, and requires these costs to be recognized as liabilities are incurred in periods following a commitment to an exit or disposal plan.

In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The adoption of FIN 45 did not impact our results of operations or financial position.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. FIN No. 46 is an Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements and addresses consolidation by business enterprises of variable interest entities, or VIEs. The interpretation is based on the theory that an enterprise controlling another entity through interests other than voting interests should consolidate the controlled entity. Business enterprises are required under the provisions of the interpretation to identify VIEs, based on specified characteristics, and then determine whether they should be consolidated. An enterprise that holds a majority of the variable interests is considered the primary beneficiary which would consolidate the VIE. The primary beneficiary of a VIE is also required to include various disclosures in interim and annual financial statements. Additionally, an enterprise that holds a significant variable interest in a VIE, but that is not the primary beneficiary, is also required to make certain disclosures. The interpretation is effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003. An entity with variable interests in a VIE created before February 1, 2003 is required to apply the provisions of this interpretation to that entity by the end of the first interim or annual reporting period beginning after June 15, 2003. We have not identified any VIEs and, accordingly, do not expect the application of this interpretation to have a material effect on our results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This statement is generally effective for contracts entered into or modified after June 30, 2003 and its not expected to have a material impact on our financial statements.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, which often require the judgment of management in the selection and application of certain accounting principles and methods. We believe that the quality and reasonableness of our most critical policies enable the fair presentation of our financial position and results of operations. However, investors are cautioned that the sensitivity of financial statements to these methods, assumptions and estimates could create materially different results under different conditions or using different assumptions.

In response to the SEC’s Release No. 33-8040, Cautionary Advice Regarding Disclosure About Critical Accounting Policies, we have identified the following as the most critical accounting policies upon which our financial status depends. These critical policies were determined by considering accounting policies that involve the most complex or subjective decisions or assessments. Our most critical accounting policies are as follows:

Revenue Recognition.    We recognize revenue when products are shipped and title and risk of loss pass to our customers. Provisions for discounts, returns, allowances, customer rebates and other adjustments are provided for in the same period as the related revenues are recorded.

Accounts Receivable.    We estimate allowances based on the aging of accounts receivable and customer creditworthiness. Allowances are also provided for amounts in dispute with customers. Our estimate of the allowance amounts that are necessary includes amounts for specifically identified losses and a general amount for estimated losses. The determination of the amount of the allowance accounts is subject to significant levels of judgment and estimation by management. If circumstances change or economic conditions deteriorate, we may need to increase the allowance for doubtful accounts.

Inventories.    Inventories are carried at the lower of cost or market, with cost determined under the last-in, first-out, or LIFO, method of inventory valuation. We estimate reserves for inventory obsolescence and shrinkage based on inventory aging and our judgment of future realization. Projected inventory losses are recognized at the time the loss is evident rather than when the goods are ultimately sold.

Restructuring and Impairment.    In fiscal 2001, we recorded a restructuring and impairment charge related primarily to a manufacturing and cost structure reduction plan. In the second quarter of fiscal 2003, the Company reduced estimated liabilities to reflect revised estimates of expected future lease payments for closed facilities. At February 7, 2003, the Company’s senior management committed to a plan to exit a manufacturing facility. In conjunction with the decision, the Company established a reorganization reserve of $1.2 million for closing the facility. We expect to record a restructuring charge of approximately $0.1 to $0.3 million in the fourth quarter of fiscal 2003 and of approximately $0.4 to $0.6 million in fiscal 2004 as a result of closing the manufacturing facility in Picayune, Mississippi. The restructuring charge will consist of severance and benefits, equipment disposition and other related costs associated with closing the manufacturing facility.

In addition to the expected restructuring charge in the fourth quarter of fiscal 2003 and in fiscal 2004, we have shortened the estimated remaining useful lives of certain long-lived assets, primarily equipment, associated with the manufacturing operations in Picayune, Mississippi. The shortened useful lives will result in approximately $1.5 to $2.0 million in additional depreciation expense in the fourth quarter of fiscal 2003 and approximately $4.5 to $5.5 million in the first half of fiscal 2004.

The determination of the amount of these items involved the estimation of the amount of liabilities that will be incurred in the future. The actual amounts that will ultimately be incurred may differ significantly from the amounts originally estimated. Adjustments to the previously estimated amounts are recorded when it becomes evident that a particular item will be settled for more or less than was originally estimated.

Accrued Rebates.    We enter into contractual agreements with our customers for rebates on certain products. We accrue a provision for these rebates and take a charge against net sales in the same period as the associated revenue is recognized.

Quantitative and Qualitative Disclosures About Market Risk

The fair value of the new notes that will be issued in this exchange offer will be exposed to the market risk of interest rate changes, as will the fair value of any old notes which remain outstanding following completion of the exchange offer. Our cash flows and earnings are also exposed to the market risk of interest rate changes resulting from variable rate borrowings under our new credit facility.

Borrowings under our new credit facility bear interest at either the prime rate or LIBOR, plus an applicable spread percentage. We determine whether to borrow at prime or LIBOR plus the applicable rate margin based on cash requirements. The interest rate spread on prime borrowings under our new credit facility is fixed at 1.25%. The interest rate spread on LIBOR borrowings under our new credit facility is fixed through the end of the third quarter of fiscal 2003. Thereafter, the LIBOR rate margin will be determined quarterly based on our ratio of total indebtedness to EBITDA (as defined in the new credit facility). See “Description of the New Credit Facility.”

At June 29, 2003, we had borrowings under the new credit facility of $12.0 million that were subject to interest rate risk. Each 100 basis point increase in interest rates under our new credit facility would impact quarterly pretax earnings and cash flows by less than $0.1 million at the June 29, 2003 debt level.

We purchase approximately $1.0 million of equipment and spare and/or replacement parts annually from foreign suppliers in transactions denominated in foreign currencies. These purchases are exposed to the market risk of exchange rate changes from fluctuations in the value of these foreign currencies in relation to the U.S. Dollar.

BUSINESS

Our Company

We are the leading North American manufacturer of steel containers for paint and certain other consumer and industrial products. Over 85% of our fiscal 2002 net sales were generated from product lines where we estimate we have the leading market share in the United States. Our product offerings include a wide variety of steel containers such as paint, aerosol and specialty cans which are used by our customers to package a diverse range of end-use products which, in addition to paint, include household and personal care products, automotive after-market products, paint thinners and driveway and deck sealants. We also provide our customers with metal shearing, coating and printing services through our material center services business. Our end-use markets have historically exhibited stable demand characteristics and our customer base includes leading participants in these markets.

We have longstanding relationships with a diversified base of nationally recognized customers. We believe we are the primary supplier for each of our top 10 customers and are the sole source supplier for many of our largest customers. The average length of our relationships with our top 10 customers exceeds 15 years. Approximately 75% of our fiscal 2002 net sales were made to customers with whom we have contractual relationships. Our recognizable customers and customer brands include Abbott Labs, Benjamin Moore & Company, Colgate-Palmolive, Imperial Chemical Industries (The Glidden Company), Rust-Oleum® and Sherwin-Williams. In recent years, we have expanded our business with many of our existing customers and added new customers. We believe that our customer success is primarily attributable to: (i) the close proximity of our manufacturing facilities to key customer locations; (ii) our low-cost, flexible manufacturing capabilities; and (iii) our reputation for quality and customer service.

Steel containers are the preferred package in the majority of our customers’ markets. We believe this is primarily due to: (i) their price stability and competitiveness; (ii) the attractive strength and non-permeable characteristics of steel versus other materials, such as plastics; (iii) their lower storage and handling costs; (iv) their capacity for vacuum or pressure packaging; (v) their ability to hold highly volatile and solvent-based liquids; and (vi) their fire safety characteristics. In addition, we believe steel containers are easier and less costly to recycle and have a higher rate of recycling than alternative materials.

In fiscal 2000, we implemented several changes to our management team, including the appointment of our Chairman and Chief Executive Officer, Jean-Pierre M. Ergas. Since that time, we have increased our sales and implemented a series of focused cost reduction and productivity initiatives. Specifically, in this time we have:

(i) reduced our cost of products sold through improved steel utilization and by consolidating our steel purchases among fewer suppliers; (ii) closed three under-performing manufacturing facilities and relocated volume to other plants; (iii) implemented a restructuring initiative, which included the elimination of 30 employees, resulting in approximately $5.0 million in annualized selling and administrative cost reductions; and (iv) eliminated approximately $5.0 million in annualized manufacturing cost overhead by reducing the number of our operating units from three to one, resulting in the elimination of 59 positions. As a result of these and other initiatives, for fiscal 2002, our net sales increased on a year-over-year basis by 11.1% to $527.6 million and our EBITDA increased 2.9 times on a year-over-year basis to $54.5 million.

We are the successor to a business founded in 1875. In January 1989, we were purchased from Owens-Illinois Corporation in a leveraged transaction led by our then existing management and other industry investors. In June 1995, we completed our initial public offering and, from November 1996 through February 7, 2003, the closing date of the transactions, were listed on the New York Stock Exchange.

Competitive Strengths

Market Leadership Across Broad Product Offerings.    We have established leading market positions in most of our major product lines and believe we hold the number one market position with respect to product lines that collectively accounted for over 85% of our fiscal 2002 net sales. In addition, in the paint, coffee and specialty can markets, which represented approximately 62% of our fiscal 2002 net sales, we believe our market share is more than double our nearest competitors’. The following table provides for fiscal 2002 our estimated market position and estimated market share in the United States, and the percentage of our fiscal 2002 net sales generated by each of our major product lines:

Product Line	Estimated Market Position	Estimated Market Share	% of Fiscal 2002 Net Sales
Paint cans	#1	64%	35%
Specialty cans	#1	67%	15%
Material center services	#1	50%	14%
Aerosol cans	#3	12%	14%
Coffee cans*	#1	75%	12%
Steel pails	#1	30%	10%

			100%

*	Excludes cans manufactured in-house by coffee processing and marketing companies. Recently, one of our largest customers, Folgers, notified us that it plans to convert its steel packaging requirements to an alternative packaging that we do not manufacture by March of fiscal 2004. Following the conversion by Folgers to such alternative packaging, we expect that coffee cans will no longer represent a significant portion of our sales.

Longstanding Relationships with a Diversified Base of Nationally Recognized Customers.    Our customers include many of the world’s leading paint, food, consumer and personal care companies. We believe we are the primary supplier for each of our top 10 customers and are the sole source supplier for many of our largest customers. The average length of our relationships with our top 10 customers exceeds 15 years. Approximately 75% of our fiscal 2002 net sales were made to customers with whom we have contractual relationships. We serve every major national paint manufacturer including Benjamin Moore & Company, Imperial Chemical Industries (The Glidden Company), PPG and Sherwin-Williams. Other significant customers include Abbott Labs and Colgate-Palmolive. We have grown sales to many of our key customers over time by cross-selling an expanding range of products, and increasing the quality of our service. For fiscal 2002, our top 10 customers accounted for approximately 45% of our net sales and no single customer accounted for more than 10% of our net sales. See “Risk Factors—The loss of a key customer could have a significant negative impact on our sales and profitability.”

Strategically Located Operating Facilities.    We have established a national manufacturing platform with facilities located near our key customers. We believe that this is important because our large customers generally prefer to deal with a few, large, capable suppliers. In addition, we generally have the ability to deliver our products to our customers within one day. We believe that the close proximity of our facilities to our customers also reduces transportation, handling and spoilage costs and facilitates just-in-time inventory management for our customers. We believe that our strategically located operating facilities enhance our ability to increase our market share.

Low-Cost, Flexible Production.    We believe that our manufacturing costs are among the lowest in the industry primarily due to: (i) the economies of scale provided by our high production volumes and high capacity utilization; (ii) our ability to leverage purchase economies to obtain favorable raw material pricing; (iii) our highly efficient use of steel; (iv) the low transportation costs resulting from the proximity of our manufacturing facilities to major customers; and (v) ongoing capital investment directed at achieving the highest levels of operating efficiency. Over the past three years, we have undertaken various initiatives to achieve this low-cost position. We have: (i) reduced our cost of products sold through improved steel utilization and by consolidating our steel purchases among fewer suppliers; (ii) closed three manufacturing facilities since the fourth quarter of fiscal 2000, and reallocated their volume to create larger, more efficient plants; (iii) implemented a continuous operating schedule at four of our larger facilities, which has increased capacity utilization and significantly lowered unit costs; (iv) eliminated approximately $5.0 million in annualized manufacturing cost overhead by reducing the number of our operating units from three to one, resulting in the elimination of 59 positions; and (v) expanded our market shares and sales volumes in the aerosol and paint can markets, which has increased capacity utilization and significantly lowered unit costs. In addition, due to our integrated manufacturing facilities and fast switch-over times, we believe that we have more flexible production capabilities and are therefore more responsive to the product needs of our customers.

Stable Cash Flow.    We believe that our market leadership positions and longstanding, contractual relationships with established, nationally known customers provide us with a base of stable cash flow. We believe this stability is enhanced by the fact that our customers use our products to package a wide array of end-use products for the paint, food, household and personal care sectors and other end-use markets which have historically been characterized by stable demand. Our effective management of working capital and our capital expenditure requirements also contribute to our attractive cash flow characteristics. For fiscal 2002, net cash provided by operating activities was $46.1 million and net cash used in investing activities was $9.5 million. For the three-year period ended September 29, 2002, net cash provided by operating activities was $93.5 million and net cash used in investing activities was $22.0 million.

Proven Management Team with Significant Equity Stake.    We have assembled a strong management team at both the corporate and the operating levels with extensive experience in the steel container industry. Our senior management team has an average of approximately 20 years of experience in the packaging industry and has extensive manufacturing, marketing and management experience in our industry. Our management team has evidenced their commitment to our company by rolling over stock and options valued at approximately $5.4 million in connection with the transactions. In addition, management has the ability, based in large part on our performance, to acquire up to an additional 20% of our common stock under an option program.

Strategy

Increase Sales to Existing Primary and Sole Source Customers.    We intend to expand our relationships with our primary and sole source customers by: (i) focusing on continued improvements to quality and overall customer service; (ii) cross-selling products to provide our customers with the efficiencies of one-stop shopping; (iii) developing additional sole source relationships to provide our customers with the cost and service benefits associated with dealing with a single supplier; and (iv) where appropriate, forming and expanding strategic alliances with other manufacturers to provide innovative solutions for our customers. For example, we recently moved from secondary to sole supplier status in North America for Imperial Chemical Industries (The Glidden Company), the world’s largest paint and coatings producer, by partnering with a European container manufacturer to provide Imperial Chemical Industries (The Glidden Company) with a global supply solution.

Convert More Customers to Sole or Primary Supply Status.    We intend to convert more of our existing customer relationships to sole or primary supply status in order to drive additional growth. We believe our ability to offer our customers a high-service, low-cost source from which to purchase their steel packaging products along with our flexible manufacturing capacity effectively positions us to develop these types of relationships. For example, as a result of our enhancements to our Cincinnati aerosol facility, we are able to provide high levels of service at competitive prices to small and medium customers in this market. As a result we have been able to convert some of these customers to primary or sole supply status and will continue to invest in capacity to support additional market share gains.

Grow Cash Flow by Reducing Costs and Improving Operating Efficiencies.    While we believe that our manufacturing costs are among the lowest in the industry, we are continuing to implement operating improvements at our facilities. We plan to continue to improve our cost position and enhance operating efficiencies by: (i) maximizing facility scale and capacity utilization; (ii) leveraging our purchases to reduce our costs for steel and other raw materials; and (iii) making focused capital investments in equipment and technology to improve productivity. For example, we have initiated and are implementing a targeted capital expenditure plan at our Cincinnati aerosol facility to increase our aerosol line capacity by over 50%, thereby increasing our through-put and productivity at this facility. We expect that this plan will require a limited capital investment even though it is expected to produce substantial productivity improvements.

Pursue Strategic Acquisitions.    We have a history of successfully executing and integrating acquisitions in core or complementary product lines. We intend to continue to evaluate and selectively pursue acquisitions that we believe are strategically important based on their potential to: (i) meet our customers’ needs; (ii) diversify our product and customer base in related markets; (iii) broaden our geographic sales, distribution and manufacturing platform throughout the United States; and (iv) increase cash flow.

Industry Overview

Metal containers are currently utilized for three primary markets: beverage, food and general line. The general line market includes paint cans, aerosol cans, oblong cans, steel pails and a variety of specialty cans. We estimate, based on industry data published by the Can Manufacturers Institute and the United States Bureau of Statistics, that 2001 industry shipments in the United States totaled approximately 101 billion units to the beverage market, 31 billion units to the food market and four billion units to the general line market. General line cans generally have higher selling prices than food or beverage cans. Few companies compete in all three product markets, and most of the companies which produce beverage and food cans do not compete in the general line market.

Products and Markets

We operate primarily in North America in the general line container market (74% of our fiscal 2002 net sales). We also provide our customers with metal shearing, coating and printing services through our material center services business (14% of our fiscal 2002 net sales). We have established leading positions in most of our product lines in the United States, other than aerosol cans, in which we have the number three position in the United States. We also manufacture steel ammunition boxes.

The following table sets forth our percentage of net sales for fiscal 2000, 2001 and 2002 for our general line cans, coffee cans and material center services:

	Year Ended September 30,
Product	2000	2001	2002
General line cans	75%	76%	74%
Coffee cans*	10	11	12
Material center services	15	13	14

Total	100%	100%	100%

*	Recently, one of our largest customers, Folgers, notified us that it plans to convert its steel packaging requirements to an alternative packaging that we do not manufacture by March of fiscal 2004. Following the conversion by Folgers to such alternative packaging, we expect that coffee cans will no longer represent a significant portion of our sales.

General Line Products

The primary uses for our general line cans are for paint and related products, lubricants, roof and driveway sealants, charcoal lighter fluid, and household and personal care products. Specific products include round cans with rings and plugs (typical paint cans), specialty cans (typical PVC or rubber cement cans, brake fluid and other automotive after-market products cans, oblong or “F” style cans (typically paint thinner cans), and an assortment of other specialty cans), aerosol cans and steel pails. We produce a full line of these products to serve the specific requirements of a diversified base of nationally recognized customers. Most of our products are manufactured in facilities that are strategically located to allow us to deliver product to customer filling locations for such products within a one day transit time.

Paint Cans.    We produce round paint cans in sizes ranging from one-quarter pint to one-gallon, with one-gallon paint cans representing the majority of all paint can sales. Paint cans are manufactured to a variety of performance specifications and may be printed on the outside for customer marketing purposes, although most paint manufacturers use paper labels rather than printed cans. We estimate that we sold approximately 64% of all paint cans sold in the United States in fiscal 2002.

Specialty Cans.    Specialty cans include screw top cans (Monotop®), cone top cans, oblong or “F” style cans and ammunition boxes. Screw top cans (Monotop®) typically have an applicator or brush attached to a screw cap and are typically used for PVC pipe cleaner, PVC cement and rubber cement. Cone top cans are typically used for packaging specialty oils and automotive after-market products, including brake fluid, gasoline additives and radiator flushes. Oblong or “F” style cans are typically used for packaging paint thinners, lacquer thinners, turpentine, deglossers and similar paint-related products, charcoal lighter fluid and waterproofing products. We produce oblong cans in sizes ranging from one pint to one gallon. Oblong cans are generally printed to customer specifications. Ammunition boxes provide a hermetic seal, are coated with a corrosion-resistant finish and are used to package small arms ammunitions and other ordnance products. We sell ammunition boxes to the U.S. Department of Defense as well as to major domestic and foreign producers of ordnance.

We estimate that we sold approximately 67% of all specialty cans sold in the United States in fiscal 2002. We estimate that we sold approximately 90%, 50%, 57% and 70% of all screw top cans (Monotop®), cone top cans, oblong cans and ammunition boxes, respectively, sold in the United States in fiscal 2002.

Aerosol Cans.    Aerosol cans are typically used for packaging various household and industrial products, including paint and related products, personal care products, lubricants and insecticides. We produce a variety of sizes, which may be decorated to customer specifications. We estimate that we sold approximately 12% of all aerosol cans sold in the United States in fiscal 2002.

Steel Pails.    Pails are typically used for packaging paint and related products, roof and driveway sealants, marine coatings, vegetable oil, and water repellent. Pails may be either “closed head” for easy pouring products, or “open head” for more viscous products, with a lid which is crimped on after filling. The pail market is served by producers of both steel and plastic pails, with steel pails representing an estimated 17% of the pails sold. We manufacture steel pails in sizes ranging from two and one-half to seven gallons. Steel pails are manufactured from either blackplate or cold rolled steel, are typically lined with rust inhibitors or other materials depending on the nature of customers contents and are often printed to customer specifications. We estimate that we sold approximately 30% of all steel pails sold in the United States in fiscal 2002.

Coffee Cans

We estimate that we sold approximately 75% of all coffee cans sold in the United States in fiscal 2002 (excluding cans manufactured in-house by coffee processing and marketing companies). Recently, one of our largest customers, Folgers, notified us that it plans to convert its steel packaging requirements to an alternative packaging that we do not manufacture by March of fiscal 2004. Following the conversion by Folgers to such alternative packaging, we expect that coffee cans will no longer represent a significant portion of our sales.

Material Center Services

We provide material center services (metal shearing, coating and printing services) for our can assembly facilities and for third party customers.

Sales and Marketing

We market our products primarily in North America. Sales are made either by our direct sales force or through an agent and distributor network. Our direct sales force consists of 19 salespersons, each assigned to a territory or to national accounts. The sales force is supported by order entry and scheduling personnel at each plant and by a centralized credit and billing organization. Most of our sales are made by our direct sales force and to distributors for resale. Distributors determine their own prices and assume credit risks. No single distributor represented more than 2% of our net sales in fiscal 2002. Our sales to customers located outside of the United States were less than 3% of our net sales in fiscal 2002. During the last three fiscal years, the amount of our sales and marketing expense has ranged from $7.4 million to $8.2 million, principally representing the cost of maintaining an internal sales force.

Customers

Our customers include many of the world’s leading paint, food, consumer and personal care companies. For fiscal 2002, sales to our 10 largest customers accounted for approximately 45% of our net sales and no single customer accounted for more than 10% of our net sales.

A list of our 10 largest customers, in alphabetical order, for fiscal 2002 and the products they purchase is shown below.

Customer	Products
Abbott Labs	material center services
Ball Corporation	material center services
Benjamin Moore & Company	paint cans, pails
Imperial Chemical Industries (The Glidden Company)	paint cans, pails
KW Plastics	paint can rings and plugs
PPG	paint cans, pails
Procter & Gamble (The Folger Coffee Company)	coffee cans
RPM (Rust-Oleum®)	paint cans, oblong cans, pails, aerosol cans and specialty cans
Sherwin-Williams	paint cans, oblong cans, aerosol cans, pails and specialty cans
Sonoco/Phoenix	material center services

Consistent with industry practice, we enter into multi-year supply agreements with many of our largest customers. Approximately 75% of our fiscal 2002 net sales were made to customers with whom we have contractual relationships. However, many of our contracts are requirements contracts under which we supply a percentage of a customer’s requirements for our products over a period of time, without any specific commitment to unit volume. In addition, many of our customer contracts, including many of our contracts with our largest customers, provide that the customer may receive competitive proposals for all or a portion of the products we furnish to the customer under the contract, including proposals to reformulate the packaging to another material. We generally have the rights to retain the customer’s business subject to the terms of the competitive proposal.

Pursuant to these provisions, one of our largest customers, Folgers, has recently notified us that, commencing in October 2003, it plans to convert a significant portion of its steel packaging requirements to an alternative packaging that we do not manufacture, thereby reducing its purchases from us. Folgers has also notified us that it plans to convert the balance of its steel packaging requirements to such alternative packaging in March of fiscal 2004. As a result of the decision by Folgers to convert all of its steel packaging requirements to such alternative packaging, we expect that our revenues from this customer will be reduced by approximately $48 million in fiscal 2004, depending principally on the exact timing of any such conversion, and by an additional amount of approximately $12 million in fiscal 2005.

We believe we have strong relationships with most of our major customers due to: (i) the close proximity of our manufacturing facilities to key customer locations; (ii) our low-cost, flexible manufacturing capabilities; and (iii) our reputation for quality and customer service.

Manufacturing Process

We generally employ the industry’s typical manufacturing process in production of our products, although certain technologies differ from competitors. Following is a sequential list of the specific steps in the can manufacturing process. Not all products require coating and printing.

Process	Description
Shearing	A large coil of tin-coated, blackplate or cold rolled steel is cut into sheets of a specified size depending on the end use of the product.
Coating	A coating is sometimes applied to the side of the sheets which becomes the outside of the containers as a base coat for printing and to the side that becomes the inside of the containers to protect the contents from contact with the steel or tinplate.
Printing	Sheets are decorated with the customer’s design. Also known as lithography.
Slitting	Sheets are cut into individual body blanks, which will be formed into cans.
Body-Forming	Body blanks are fed into a body-making machine where they are formed into cylinders or oblong cans and joined at their side seam, by welding or soldering. Handles or nozzles may be attached.
End-Forming	Ends are stamped out of sheets or strips.
Flanging and Seaming	The steel on both ends of the can is rolled to form a flange and the end is attached to the body by folding or seaming.
Testing	The cans are tested for potential leakage.
Packaging	Cans are stacked onto pallets and shrink-wrapped or packaged in cartons or bags for delivery to customers.

Raw Materials

Our principal raw materials consist of tinplate, blackplate and cold rolled steel, energy, various coatings, inks and compounds. Steel products represent the largest component of raw material costs. Essentially all of our products are manufactured from tinplate steel, except for pails and ammunition boxes, which are manufactured from either blackplate or cold rolled steel. We purchase all raw materials we require from outside sources.

Various domestic and foreign steel producers supply us with tinplate steel, although we currently purchase most of our tinplate steel from domestic suppliers and countries not currently subject to tariffs imposed by the United States on imports of certain steel products. Procurement from suppliers generally depends on the suppliers’ product offering, product quality, service and price. As part of our effort to further leverage our purchasing power to obtain favorable raw material prices, we have recently consolidated our steel purchasers among a small group of suppliers, and entered into contractual arrangements with certain suppliers. We have also decreased our purchases of tinplate and cold rolled products from foreign sources, in part due to these tariffs. Because a significant number of reliable suppliers produce the steel used in our process, we believe that we would be able to obtain adequate replacement supplies in the market should one of our current suppliers discontinue supplying us, although the financial terms of these arrangements may differ from our current arrangements. Historically, we have generally been able to increase the price of our products to reflect increases in the price of steel, but we cannot assure you that we will be able to do so in the future. Price volatility for steel products is determined by product and mill. Over the last three fiscal years, depending on product and mill, overall prices have increased from between 0% to 18%.

As noted above, in anticipation of the tariffs imposed by the United States in March 2002 on imports of certain steel products, we committed more of our steel supply to domestic steel suppliers. As a result, the tariffs have not had a significant effect on us.

In addition to steel products, we purchase from various suppliers energy as well as various coatings, inks and compounds used in the manufacturing process. We do not anticipate any future shortages or supply problems for these items based on historical availability and the current number of suppliers. However, we have generally not been successful in the past in passing through price increases in these items to our customers.

Competition

The steel container industry is highly competitive and some of our competitors have greater financial resources than we do. Competition is based primarily on price, manufacturing capacity, manufacturing flexibility and quality. We believe that (i) the close proximity of our manufacturing facilities to key customer locations; (ii) our low-cost, flexible manufacturing capabilities; and (iii) our reputation for quality and customer service enable us to compete effectively.

In addition, we face competitive risks from substitute products, such as plastics, and, to a lesser extent, composites and flexible packaging containers. During recent years, the steel container industry has experienced slight volume declines in certain product categories due to substitute products. Nonetheless, steel containers are the preferred package in the majority of our customers’ markets. We believe this is primarily due to: (i) their price stability and competitiveness; (ii) the attractive strength and non-permeable characteristics of steel versus other materials, such as plastics; (iii) their lower storage and handling costs; (iv) their capacity for vacuum or pressure packaging; (v) their ability to hold highly volatile and solvent-based liquids; and (vi) their fire safety characteristics. In addition, we believe steel containers are easier and less costly to recycle and have a higher rate of recycling than alternative materials.

Employees

As of September 1, 2003, we employed approximately 1,710 hourly employees and 355 salaried employees. Of the 1,710 hourly employees, 1,210 are non-union and the remaining 500 are covered by seven separate collective bargaining agreements. During the fourth quarter of fiscal 2001, we closed our Elizabeth, New Jersey and Garland, Texas manufacturing facilities and terminated 208 employees. The terminated employees primarily consisted of hourly employees and the terminations were completed by September 30, 2001.

Recently, one of our largest customers, Folgers, notified us that it plans to convert its steel packaging requirements to an alternative packaging that we do not manufacture by March of fiscal 2004. As a result of this conversion, we intend to close our manufacturing facility in Picayune, Mississippi. During the fourth quarter of fiscal 2003, we issued a WARN notice that we intended to close the Picayune facility and relocate or terminate 80 employees at that facility. The employees to be terminated primarily consist of hourly employees. The terminations are expected to be completed during the first and second quarters of fiscal 2004.

During fiscal 2001, we reached new collective bargaining agreements with three of the six collective bargaining units covering our employees, which will expire in fiscal 2004. We reached an agreement with Local

14-M of the Graphic Communication Workers International Union at our Trenton, New Jersey facility affecting approximately 76 employees for the period April 1, 2001 through March 31, 2004. We reached an agreement with Chicago Local 458-3M Graphic Communications Workers International Union at our Franklin Park, Illinois facility affecting approximately 15 employees for the period October 1, 2000 through October 31, 2003. We reached an agreement with Local 162 International Association of Machinists and Aerospace Workers Union District 34 at our Cincinnati, Ohio facility affecting approximately 15 employees for the period September 11, 2001 through September 10, 2004.

During fiscal 2003, we reached a new four year collective bargaining agreement covering certain employees at our Cincinnati, Ohio facility; the agreement will expire in August 2007, although it is subject to automatic renewals unless we or the union party to the agreement provides notice otherwise. Four of our five other collective bargaining agreements will expire in fiscal 2004, including the other two agreements covering employees at our Cincinnati, Ohio facility. Our other collective bargaining agreement will expire in March 2006. While we consider relations with our employees to be good, we may not be able to negotiate these or other collective bargaining agreements on the same or more favorable terms as the current agreements, or at all and without production interruptions, including labor stoppages. A prolonged labor dispute, which could include a work stoppage, could impact our ability to satisfy our customers’ requirements and could have a material adverse effect on our business, including our operating costs and results of operations.

Properties

The following table provides certain information with respect to our headquarters and significant manufacturing facilities as of September 1, 2003.

Location	Description	Approximate Square Footage	Type of Interest
Atlanta, Georgia (Headquarters)	Office	16,000	Leased
Chicago, Illinois (Kilbourn)	Manufacturing	141,000	Owned
Cincinnati, Ohio	Manufacturing	467,000	Leased
Dallas, Texas (Southwestern)	Manufacturing	88,000	Owned
Elizabeth, New Jersey	Warehouse/ Vacant	211,000	Leased
Fontana, California	Manufacturing	72,000	Leased
Franklin Park, Illinois	Manufacturing	115,000	Leased
Garland, Texas	Warehouse/ Vacant	108,000	Leased
Homerville, Georgia	Manufacturing	395,000	Owned
Loveland, Ohio	Manufacturing	285,000	Leased
Memphis, Tennessee	Manufacturing/ Warehouse	120,000	Leased
Peachtree City, Georgia	Manufacturing	135,000	Leased
Picayune, Mississippi	Manufacturing	60,000	Leased
Trenton, New Jersey	Manufacturing	105,000	Leased
York, Pennsylvania	Manufacturing	97,000	Owned

In June 2001, we implemented a restructuring plan. As part of that plan, redundant equipment at our manufacturing facilities in Elizabeth, New Jersey and Garland, Texas was taken out of service and the facilities were closed in September 2001. We are using approximately 50,000 square feet of the Elizabeth facility and approximately 40,000 square feet of the Garland facility for warehousing finished goods inventory. We are currently marketing the properties for a full or partial sublease. The existing business serviced by those facilities was primarily transferred to our Dallas, Texas and York, Pennsylvania facilities.

In June 2002, we recorded an additional restructuring charge of $1.2 million related to on-going lease commitments at our closed Elizabeth, New Jersey manufacturing facility. The charge represents a change in the estimate of net future lease payments included in the original $21.5 million restructuring charge recorded in the third quarter of fiscal 2001. In June 2001, we anticipated sub-leasing the Elizabeth facility within 12 months. However, due to the weakening of both the general economy and the real estate market, we revised our estimate of facility closure costs to allow additional time to locate a subtenant for this facility.

During the second quarter of fiscal 2003, we recognized approximately $0.5 million of restructuring recovery primarily to reflect expectations of future lease payments for closed facilities. In April 2003, we sublet approximately 55,000 square feet of the Elizabeth facility through September 2004.

We intend to close our manufacturing facility in Picayune, Mississippi. We will relocate or terminate the workforce and dispose of or transfer certain equipment to other manufacturing facilities. We expect to record a restructuring charge of approximately $0.1 to $0.3 million in the fourth quarter of fiscal 2003 and of approximately $0.4 to $0.6 million in fiscal 2004 as a result of closing the Picayune facility. The restructuring charge will consist of severance and benefits, equipment disposition and other related costs associated with closing the manufacturing facility.

In addition to the restructuring charge, we have shortened the estimated remaining useful lives of certain long-lived assets, primarily equipment, associated with the manufacture of the steel packaging we supply to Folgers. The shortened useful lives will result in approximately $1.5 to $2.0 million in additional depreciation expense in the fourth quarter of fiscal 2003 and approximately $4.5 to $5.5 million in the first half of fiscal 2004.

We believe our properties are generally in good condition, well maintained and suitable for their intended use.

Legal Proceedings

We are involved in legal proceedings from time to time in the ordinary course of our business. No such currently pending proceedings are expected to have a material adverse effect on us. We are also involved in certain proceedings relating to environmental matters as described immediately below.

Environmental, Health and Safety Matters

We are subject to a broad range of federal, state and local environmental, health and safety laws, including those governing discharges to air, soil and water, the handling and disposal of hazardous substances and the investigation and remediation of contamination resulting from the release of hazardous substances. We believe that we are in material compliance with all applicable environmental, health and safety laws, though future expenditures may be necessary in order to maintain such compliance, including compliance with air emission control requirements for volatile organic compounds. In addition, in the course of our operations, we use, store and dispose of hazardous substances. Some of our current and former facilities are currently involved in environmental investigations and remediations resulting from releases of hazardous substances or the presence of other constituents. While we do not believe that any investigation or remediation obligations that we have identified will have a material adverse effect on our operating results or financial condition, many of our facilities have a history of industrial usage for which investigation and remediation obligations could arise in the future and which could require us to make material expenditures or otherwise materially affect the way we operate our business, and could have a material adverse effect on our business, including our operating costs and results of operations.

In 1999, we entered into a consent order with Owens-Illinois, Inc. and the Georgia Department of Natural Resources to investigate and remediate contamination detected at our Homerville, Georgia facility. Pursuant to the terms of the consent order, we have been conducting removal activities related to certain contaminants released at the facility. Owens-Illinois has been addressing other contaminants released at the facility. We have also entered into an agreement with Owens-Illinois allocating costs relating to the excavation and removal of buried drums and containers that were discovered at the Homerville facility in December 2001.

In addition, a waste disposal area was uncovered at our Cincinnati, Ohio facility. In early 2002, Ball Corporation, the prior owner of the facility, agreed to address the waste disposal area to the satisfaction of state and county authorities, pursuant to its indemnification obligations to us. While there are certain limitations on Ball’s indemnification, we do not believe that we will incur material costs for this issue.

From time to time, we receive requests for information or are identified as potentially responsible parties pursuant to the Federal Comprehensive Environmental Response, Compensation and Liability Act or analogous state laws with respect to off-site waste disposal sites utilized by our current or former facilities or our predecessors in interest. We do not believe that any of these identified matters will have a material adverse effect on our operating results or financial condition.

Reserves for environmental liabilities are recorded when environmental investigation and remediation obligations are probable and related costs are reasonably estimable. We had a reserve of $386,000 for environmental investigation and remediation obligations as of June 29, 2003 and September 29, 2002; however, there can be no guarantee that future expenditures will not exceed the amount reserved.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

The following table provides certain information regarding our directors, executive officers and other key employees. In addition, it is expected that the Kelso affiliates that control us will appoint one or more additional directors not identified in the table below. Each director and officer will hold office until a successor is elected or qualified or until his earlier death, resignation or removal.

Name	Age	Position
Jean-Pierre M. Ergas	64	Chairman of the Board and Chief Executive Officer, Director
Kenneth M. Roessler	40	Chief Operating Officer
Kevin C. Kern	44	Vice President of Administration and Chief Financial Officer
Jeffrey M. O’Connell	50	Vice President, Treasurer and Secretary
Warren J. Hayford	74	Director
David I. Wahrhaftig	46	Director
Thomas R. Wall, IV	45	Director
David M. Roderick	79	Director

Jean-Pierre M. Ergas became our chairman and chief executive officer in January 2000. Mr. Ergas has served as one of our directors since August 1995 and served as our board’s vice-chairman from July 1999 to December 1999. Mr. Ergas has also previously served as executive vice president, Europe of Alcan Aluminum Limited, president of Alcan Europe Limited, executive chairman of British Alcan Aluminum plc. and chief executive officer of Alcan Deutschland GmbH from June 1996 to December 1999. Mr. Ergas served as senior advisor to the chief executive officer of Alcan Aluminum Limited from January 1995 to June 1996 and served as a trustee of DePaul University from February 1994 to December 1994. Prior thereto, Mr. Ergas served as senior executive vice president of Pechiney S.A. and as a member of the Pechiney Group executive committee from 1987 to January 1994 and also held several management positions with various subsidiaries of Pechiney S.A., serving as: chief executive officer of American National Can Company from 1989 to January 1994 and chairman of the board from 1991 to January 1994; chief executive officer of Cegedur Pechiney from 1982 to 1988 and chairman of the board from 1987 to 1988; chief executive officer of Cebal S.A. from 1974 to 1982 and chairman of the board during 1982; and marketing manager for Pechiney Aluminum from 1967 to 1974. Mr. Ergas is a trustee of DePaul University and the American University of Paris and a director of ABC-NACO, Dover Corporation and Compagnie Plastic Omnium.

Kenneth M. Roessler has served as our chief operating officer since January 2003. Mr. Roessler served as our executive vice president of sales and marketing from March 2000 through December 2002. From June 1993 to February 2000, Mr. Roessler served in various senior management positions with Southcorp Packaging USA, including vice president of sales and marketing from 1998 to February 2000, vice president and general manager from 1995 to 1998 and vice president and chief financial officer from June 1993 through 1995. Prior to June 1993, Mr. Roessler held senior management positions with Berwind Corporation.

Kevin C. Kern has been our vice president of administration and chief financial officer since February 2001. From May 1995 until February 2001, Mr. Kern served as our vice president corporate controller. From 1991 to May 1995, Mr. Kern was controller of McKechnie Plastics Components, Inc. From 1981 to 1991, Mr. Kern was employed by Ernst & Young, most recently as a senior audit manager from 1988 to 1991.

Jeffrey M. O’Connell has been our vice president and treasurer since May 1997 and has served as our secretary since May 2001. From June 1996 to May 1997, Mr. O’Connell served as our assistant treasurer. From June 1995 to June 1996, Mr. O’Connell served as vice president of finance of Macmillan Bloedel Packaging Inc. From October 1994 to June 1995, Mr. O’Connell served as our director of financial planning. Prior thereto, Mr. O’Connell served as vice president of administration of Mead Coated Board Division of The Mead Corporation.

Warren J. Hayford became the non-executive vice-chairman of our board in December 1999. From 1989 until December 1999, Mr. Hayford served as our chief executive officer and our board’s chairman. Mr. Hayford has held a number of senior positions within the packaging industry over the past thirty-five years including president and chief operating officer of Gaylord Container Corporation, a manufacturer of paper packaging products, 1986 to 1988, and vice chairman of Gaylord Container, 1988 through 1992. Prior to Gaylord Container, Mr. Hayford served as president and a director of Gencorp, Inc., president and a director of Navistar International Corporation and executive vice president and a director of the Continental Group, Inc. Mr. Hayford has also been a director of Gaylord since 1986.

David I. Wahrhaftig became one of our directors in February 2003. Mr. Wahrhaftig joined Kelso in 1987 and has served as a managing director since 1998. Prior to becoming a managing director of Kelso, he was a vice president. Mr. Wahrhaftig is also a director of Consolidated Vision Group, Inc., Earle M. Jorgensen Company and Endo Pharmaceuticals, Inc.

Thomas R. Wall, IV became one of our directors in February 2003. Mr. Wall joined Kelso in 1983 and is currently a managing director. Mr. Wall is also a director of Citation Corporation, Consolidated Vision Group, Inc., Key Components, Inc., Mitchell Supreme Fuel Company, Peebles, Inc. and 21st Century Newspapers, Inc.

David M. Roderick became one of our directors in May 2003. Mr. Roderick has served as chairman of the board of Earle M. Jorgensen Company since January 1998. He was chairman and chief executive officer of USX Corporation from 1979 to 1989 and president from 1975 to 1979. Mr. Roderick is a member of the boards of the University of Pittsburgh Medical Center and Citation Corporation. He is past chairman of both the American Iron and Steel Institute and the International Iron Institute. Mr. Roderick is past chairman of the International Environmental Bureau. He is a co-founder and currently is chairman emeritus of the U.S.-Korea Business Council and is a past chairman of the National Alliance of Business. Mr. Roderick is a trustee and past chairman of the board of trustees of Carnegie Mellon University. He is a past member of the Business Roundtable and a member of the Business Council.

Executive Compensation

Compensation of executive officers is determined by the Management Resources, Nominating and Compensation Committee of the Company’s Board of Directors.

The following table sets forth information regarding the compensation paid or accrued by the Company to Mr. Ergas, who served as Chief Executive Officer during fiscal 2003, and each of the Company’s three other most highly compensated executive officers (the “Named Executive Officers”) for services rendered to the Company in all capacities during fiscal years 2001, 2002 and 2003.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation
					Awards			Payouts
		Salary ($)	Bonus ($) (1)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)		LTIP Payouts ($)	All Other Compensation ($)
Jean-Pierre M. Ergas Chairman and Chief Executive Officer	2003 2002 2001	550,000 487,500 450,000	— 731,250 300,000	— — —	— — —	802,796 36,700 180,000	(2) (4) (4)	— — —	2,244,213 300,769 145,188	(3) (5) (6)
Kenneth M. Roessler(7) Chief Operating Officer	2003 2002 2001	300,000 205,417 172,500	— 171,009 80,000	— — —	— — —	401,398 — 80,000	(2) (4)	— — —	934,941 15,584 9,024	(8) (9) (10)
Kevin C. Kern Chief Financial Officer	2003 2002 2001	240,000 181,250 166,875	— 180,891 57,000	— — —	— — —	96,336 21,033 15,000	(2) (4) (4)	— — —	259,952 17,300 13,977	(11) (12) (13)
Jeffrey M. O’Connell Vice President, Secretary and Treasurer	2003 2002 2001	165,000 151,667 142,500	— 104,792 40,000	— — —	— — —	40,140 21,533 15,000	(2) (4) (4)	— — —	180,968 7,667 6,897	(14) (15) (16)

(1)	Amounts for fiscal 2003 have not yet been determined. Amounts shown for fiscal 2001 and 2002 were earned during fiscal 2001 and 2002, respectively, under the Company’s Management Incentive Plan and were paid during fiscal 2002 and 2003, respectively.
(2)	All options were granted under the BCO Holding Stock Incentive Plan and are exercisable for shares of BCO Holding common stock. See “BCO Holding Stock Incentive Plan.” Forty percent of the BCO Holding options will generally become exercisable in three equal annual installments with the first installment exercisable on February 8, 2004. Ten percent of the BCO Holding options will generally become exercisable in five equal annual installments if the Company achieves certain EBITDA objectives established for fiscal year 2003 or certain cumulative EBITDA objectives at the end of fiscal 2004. The remaining 50% of the BCO Holding options are exit options that will generally become exercisable if certain targets have been achieved upon a change in control.
(3)	The amount shown includes an accrual of $503,836 for supplemental executive retirement payments pursuant to his employment agreement, $1,230 for country club dues and $1,749,147 related to the cancellation of options as part of the merger transaction, and is net of $10,000 of Company matching 401(k) contributions under the Savings Plan that were forfeited due to excess contributions.
(4)	In connection with the merger, all of the options became fully vested and exercisable. To the extent any of the vested options were exercised prior to the merger, the shares acquired through the exercise were cancelled in the merger in exchange for $20.00 per share. Options not exercised or exchanged for BCO Holding options in connection with the merger were cancelled in exchange for a cash payment equal to the product of the excess, if any, of $20.00 over the exercise price of the option, and the number of shares of common stock subject to the option. See “Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Values.”
(5)	The amount shown includes an accrual of $276,065 for supplemental executive retirement payments pursuant to his employment agreement, $1,404 for country club dues and $23,300 of Company matching 401(k) contributions under the Savings Plan.
(6)	The amount shown includes an accrual of $130,571 for supplemental executive retirement payments pursuant to his employment agreement, $1,117 for country club dues and $13,500 of Company matching 401(k) contributions under the Savings Plan.
(7)	Mr. Roessler served as our executive vice president of sales and marketing from March 2000 through December 2002. Mr. Roessler became our chief operating officer in January 2003.

(8)	The amount shown includes $4,200 for country club dues, $5,377 of Company matching 401(k) contributions under the Savings Plan, $853,295 related to the cancellation of options as part of the merger transaction and $72,069 of moving expenses.
(9)	The amount shown includes $4,167 for country club dues and $11,417 of Company matching 401(k) contributions under the Savings Plan.
(10)	The amount shown includes $4,449 for country club dues and $4,575 of Company matching 401(k) contributions under the Savings Plan.
(11)	The amount shown includes $6,002 for country club dues, $8,095, net, of Company matching 401(k) contributions under the Savings Plan and $245,856 related to the cancellation of options as part of the merger transaction.
(12)	The amount shown includes $7,770 for country club dues and $9,530 of Company matching 401(k) contributions under the Savings Plan.
(13)	The amount shown includes $5,400 for country club dues and $8,577 of Company matching 401(k) contributions under the Savings Plan.
(14)	The amount shown includes $10,783 of Company matching 401(k) contributions under the Savings Plan and $170,185 related to the cancellation of options as part of the merger transaction.
(15)	The amount shown represents $7,667 of Company matching 401(k) contributions under the Savings Plan.
(16)	The amount shown represents $6,897 of Company matching 401(k) contributions under the Savings Plan.

The Incentive Plan provides for the award of stock options, restricted shares of common stock, stock appreciation rights, stock indemnification rights, units valued on the basis of the long-term performance of the Company, or some combination of the foregoing to participants. The Incentive Plan covers an aggregate of 2,425,000 shares of common stock. In connection with the merger, the Incentive Plan was assumed by BCO Holding. In addition, the BCO Holding Company Stock Incentive Plan provides for the award of stock options and covers an aggregate of 2,006,989 shares of BCO Holding common stock.

The following tables set forth, for the Named Executive Officers, information regarding stock options granted or exercised during, or held at the end of, fiscal 2003.

Option/SAR Grants in Last Fiscal Year

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Number of Securities Underlying Options/ SARs Granted (#)		% of Total Options Granted to Employees In Fiscal Year (%)	Exercise Price ($/ Share)	Expiration Date	5% ($)(1)	10% ($)(1)
Jean-Pierre M. Ergas	802,796	(2)	43.7	10.00	1/8/13	5,048,741	12,794,501
Kenneth M. Roessler	401,398	(2)	21.8	10.00	1/8/13	2,524,370	6,397,250
Kevin C. Kern	96,336	(2)	5.2	10.00	1/8/13	605,852	1,535,348
Jeffrey M. O’Connell	40,140	(2)	2.2	10.00	1/8/13	252,438	639,728

(1)	Amounts reflect assumed rates of appreciation from the fair market value on the date of grant as set forth in the Securities and Exchange Commission’s executive compensation disclosure rules. No assurance can be made that the amounts reflected in these columns will be achieved.
(2)

All options were granted under the BCO Holding Stock Incentive Plan and are exercisable for shares of BCO Holding common stock. See “BCO Holding Stock Incentive Plan.” Forty percent of the BCO Holding options will generally become exercisable in three equal annual installments with the first installment exercisable on February 8, 2004. Ten percent of the BCO Holding options will generally become exercisable in five equal annual installments if the Company achieves certain EBITDA objectives established for fiscal year 2003 or certain cumulative EBITDA objectives at the end of fiscal 2004. The remaining 50% of the BCO Holding options are exit options that will generally become exercisable if certain targets have been achieved upon a change in control.

Aggregated Option/SAR Exercises in Last Fiscal Year

and Fiscal Year-End Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year End (#) Exercisable / Unexercisable	Value of Unexercised In-the- Money Options/SARs at Fiscal Year End ($)(1) Exercisable / Unexercisable
Jean-Pierre M. Ergas (2)	—	—	728,610 / 802,796	4,010,399 / 0
Kenneth M. Roessler (3)	—	—	75,424 / 401,398	500,005 / 0
Kevin C. Kern (4)	—	—	50,292 / 96,336	245,827 / 0
Jeffrey M. O’Connell (5)	—	—	37,320 / 40,140	170,173 / 0

(1)	As of the end of the fiscal year, all of the exercisable, unexercised options held by the Named Executive Officers were in-the-money. The fair market value of the underlying securities is based on the valuation of the underlying securities following the merger ($10.00 per share), which management continues to believe is reasonable as of September 30, 2003.
(2)	In connection with the merger, 112,395 vested options were exchanged for cash consideration of approximately $1,750,000 and 364,305 options were exchanged for options to acquire 728,610 shares of BCO Holding common stock with a weighted average exercise price of $4.496.
(3)	In connection with the merger, 57,288 vested options were exchanged for cash consideration of approximately $850,000 and 37,712 options were exchanged for options to acquire 75,424 shares of BCO Holding common stock with a weighted average exercise price of $3.371.
(4)	In connection with the merger, 15,887 vested options were exchanged for cash consideration of approximately $250,000 and 25,146 options were exchanged for options to acquire 50,292 shares of BCO Holding common stock with a weighted average exercise price of $5.112.
(5)	In connection with the merger, 11,040 options were cashed out for total consideration of approximately $170,000 and 18,660 options were exchanged for options to acquire 37,320 shares of BCO Holding common stock with a weighted average exercise price of $5.440.

Long-Term Incentive Plans—Awards in Last Fiscal Year

The Company granted no long-term incentive plan awards in fiscal 2003.

Compensation of Directors Prior to the Merger

Fees and Expenses.    Directors who are employees of the Company or its subsidiaries were not entitled to receive any fees for serving as directors. Each non-employee director received an annual retainer fee of $25,000 (except for Mr. Hayford, who received $50,000), a fee per meeting attended of $1,000 and a fee per committee meeting attended of $500. In addition, each non-employee director who served as a committee chairman received an annual fee of $3,500. All directors are reimbursed for reasonable out-of-pocket expenses related to their service as directors.

During fiscal 2002, the Board formed a special committee of independent, disinterested directors for the purpose of, among other things, evaluating the proposed merger transaction. The committee consisted of Messrs. Puth, Donahoe, Dyer and Jones with Mr. Puth serving as the committee’s chairman. Mr. Puth received a quarterly retainer of $12,500 for serving as the committee chair and the other members of the committee each received a quarterly retainer of $6,250 for their service. The members of the committee each received a fee per meeting attended of $1,000 and were reimbursed for out-of-pocket expenses related to their service on the special committee.

Incentive Plan.    Under the Incentive Plan, the Management Resources, Nominating and Compensation Committee may grant to directors (including non-employee directors) of the Company and its subsidiaries nonqualified stock options, stock appreciation rights in tandem with options, restricted stock awards, performance awards or any combination thereof as the Management Resources, Nominating and Compensation Committee shall determine. Options may be exercised in whole or in part upon the payment of the exercise price of the shares to be acquired and the Management Resources, Nominating and Compensation Committee shall determine the term of the exercise period.

In January 2002, the Company reissued options to each non-employee director who participated in the Company’s stock option replacement program. The options had an exercise price equal to $11.05 with 50% of the options vesting immediately and the remaining 50% vesting in January 2003. In connection with the merger, all of these options were cancelled in exchange for cash payments. Other than options reissued pursuant to the stock option replacement program, the Company did not grant any additional options to its non-employee directors in fiscal 2002. In November 2001, the Management Resources, Nominating and Compensation Committee amended James W. Milton’s outstanding vested and unvested options (including any subsequent options reissued under the Option Replacement Program) to become immediately vested and exercisable for one year effective with his retirement as a director. Mr. Milton retired from the Board at the end of his term effective February 20, 2002. In connection with the merger, all of these options were cancelled in exchange for cash payments.

Compensation of Directors Following the Merger

Directors who served on our Board and who are also employed by us or one of our subsidiaries, or who are employed by Kelso, are not entitled to receive any fees for serving as directors. Each non-employee director will receive a fee to be agreed upon, except for Mr. Hayford, who will receive an annual retainer fee of $100,000 in respect of his services to us.

Management Employment Agreements

Jean-Pierre M. Ergas.    Jean-Pierre M. Ergas has entered into an amended and restated employment agreement with us dated as of February 7, 2003, whereby Mr. Ergas will continue to serve as our Chief Executive Officer or, with our consent, our Executive Chairman during the employment period (as described below). Under this agreement, Mr. Ergas will receive an annual base salary of $550,000 or such higher amount as determined by our board, and is eligible to participate in all of our employee benefit plans for which our senior executive employees are generally eligible. For the Company’s 2003 fiscal year, Mr. Ergas will be eligible to receive an annual bonus of 70% of his base salary (the “Target Bonus”) if certain EBITDA targets are achieved. If these EBITDA targets are exceeded, Mr. Ergas’ Target Bonus for such fiscal year will be increased to a maximum of 2.5 times his Target Bonus. For each subsequent fiscal year, the Management Resources, Nominating and Compensation Committee of our Board will determine the applicable EBITDA targets that would trigger payment of Mr. Ergas’ Target Bonus. Mr. Ergas also received 802,796 options to purchase BCO Holding common stock pursuant to the BCO Holding Company Stock Incentive Plan (approximately 40% of the options available for grant under this plan). The employment period shall end on December 31, 2007, unless terminated earlier by the resignation, death, or permanent disability or incapacity of Mr. Ergas or we terminate Mr. Ergas’ employment period with or without cause, as defined in Mr. Ergas’ employment agreement, or Mr. Ergas terminates the employment period with or without good reason, as defined in Mr. Ergas’ employment agreement. Upon expiration of the employment period, Mr. Ergas will become non-executive chairman of the Company on such terms and conditions as we shall agree at such time, provided that Mr. Ergas shall be entitled to participate and vest in, and be deemed to be an employee for purposes of, all of our employee benefit programs.

In the event we terminate Mr. Ergas’ employment without cause, or Mr. Ergas terminates his employment for good reason, in each case, prior to December 31, 2007, we shall (i) pay his base salary until the second anniversary of the date of his termination, (ii) pay his target bonus in respect of fiscal year 2003 and the fiscal year in which his employment is terminated (or if his target bonuses have not yet been set for either such fiscal year, an amount equal to 70% of his base salary at the date of termination in lieu of the target bonus for either such fiscal year), (iii) reimburse his COBRA premium under our group health plan and dental plan (if any) on a monthly basis for the lesser of the period in which he is eligible to receive such continuation coverage or 18 months, which we define as the COBRA period, and, (iv) upon expiration of the COBRA period, procure individual medical and dental insurance policies for him on substantially similar terms as the coverage we provided to him as of the date of termination. In addition, in the event the employment period is terminated as a result of Mr. Ergas’ death or retirement upon or after reaching age 65, or the employment period expires, Mr. Ergas shall be entitled to receive a pro rata bonus for the year which includes the date of Mr. Ergas’ termination, based on the Company’s performance through such date, as determined by the Management Resources, Nominating and Compensation Committee of our Board.

If Mr. Ergas’ employment terminates for any reason other than for cause, Mr. Ergas will be entitled to a monthly supplemental retirement benefit until his death (and, following his death, until the death of his surviving spouse). The monthly benefit will be equal to one-twelfth of his then-current base salary, multiplied by a percentage multiplier based on the age of Mr. Ergas on the retirement date (10% if Mr. Ergas is 62 years of age on the retirement date and increasing by 5% each year for five years). Payments commence on the first day of the calendar month that begins coincident with or immediately after the later of (i) the date on which Mr. Ergas attains age 67, and (ii) Mr. Ergas’ termination date. If we terminate the employment period without cause, because of Mr. Ergas’ permanent disability or incapacity or Mr. Ergas resigns for good reason or after a change of control following the merger, Mr. Ergas shall be entitled to the maximum monthly retirement benefit (as if he were 67 years of age or older on such retirement date). Mr. Ergas has agreed not to compete with us during the term of his employment and so long as he is receiving salary and bonus under the agreement as a result of his termination by us without cause or by him for good reason (but in no event for less than eighteen months after the termination of his employment).

Amendments to Employment Arrangements and Bonus Targets

Effective as of the beginning of fiscal year 2003, we increased the annual base salaries payable to Messrs. Roessler, Kern and O’Connell. We also increased the target bonuses payable to Messrs. Roessler, Kern and O’Connell for fiscal year 2003 under our officers incentive plan assuming that we achieve the performance targets established for that year consistent with out past practices. In addition, we commenced the payment of Mr. Hayford’s supplemental retirement benefit of $157,500 per year.

Change in Control Agreements

Each of Messrs. Ergas, Roessler, Kern and O’Connell is a party to a separate change in control agreement with the Company. The merger constituted a change in control under each such agreement and, if the executive is terminated without cause by the Company at any time within 24 months following the merger, or if the executive leaves employment during that period for good reason (as defined in each change in control agreement), the executive will be entitled to:

•	A lump severance payment equal to (1) in the case of Mr. Ergas, the sum of three times his annual base salary at the time of the merger and one times his target incentive bonus at the time of the merger, (2) in the case of Mr. Roessler, the sum of two times his annual base salary at the time of the merger and one times his target incentive bonus at the time of the merger, (3) in the case of Mr. Kern, the sum of one and one half times his annual base salary at the time of the merger and one times his target incentive bonus at the time of the merger, and (4) in the case of Mr. O’Connell, the sum of one times his annual base salary at the time of the merger and one times his target incentive bonus at the time of the merger.

•	Payment of any executive perquisites that the executive is receiving as of his separation date until the later of six months (in the case of Mr. Roessler, nine months) from the separation date or the end of the calendar year in which the separation occurs.

•	Reimbursement of COBRA premiums under the Company’s group health and dental plan on a monthly basis for the period entitled to such continuation coverage.

•	Individual medical and dental insurance policies on substantially similar terms as provided by the Company as of the separation date for a period of six to 18 months following expiration of the COBRA period (other than for Messrs. Kern and O’Connell).

•	Payment of premiums for individual life insurance coverage on substantially similar terms as provided by the Company as of the separation date for a period of one to three years following the separation date.

•	Full vesting of any retirement plans maintained by the Company in which the executive participates as of the separation date.

•	In the case of the executives other than Mr. Ergas, outplacement services for a period of 12 months.

The change in control agreements provide that if any payments to the executive are considered “excess parachute payments” as defined in Section 280G of the Internal Revenue Code, the amount of the separation payment to an executive described under the first bullet point above will be reduced by the minimum amount necessary to reduce the parachute payments to 299% of the executive’s “base amount” as defined in Section 280G of the Internal Revenue Code. Following termination, each executive is subject to a customary one-year non-compete, which, if breached, would require an executive to repay (or, if unpaid, to forfeit) all the above specified payments and benefits.

BCO Holding Stock Incentive Plan

BCO Holding, our parent company, adopted a Stock Incentive Plan (the “BCO Plan”) on February 7, 2003. The purpose of the BCO Plan is to promote the success of the company by attracting, motivating, retaining and rewarding eligible participants.

2,006,989 shares of BCO Holding common stock are reserved for issuance upon exercise of options under the BCO Plan, representing approximately 20% of the sum of the outstanding shares of BCO Holding common stock as of February 7, 2003 and the net shares issuable pursuant to the Exchange Options. In connection with the closing of the merger, 40% of the option pool (approximately 802,796) was granted to Mr. Ergas, 20% of the option pool (approximately 401,398) was granted to Mr. Roessler, and the remaining 40% (approximately 802,796) will be granted to employees selected by Mr. Ergas, subject to the reasonable approval of the compensation committee of the board of directors of BCO Holding. The options granted in connection with the closing of the merger have an exercise price of $10.00 per share of BCO Holding common stock.

Three types of options may be granted under the BCO Plan:

•	Service options, which will generally become exercisable in up to three equal annual installments commencing on the first anniversary of the grant date;

•	Performance options, which will generally become exercisable in five equal annual installments if the Company achieves certain specified EBITDA objectives; and

•	Exit options, which will generally become exercisable only if the Kelso affiliates are able to sell their equity investment in BCO Holding at a price equal to at least two times their initial investment and achieve at least a 15% internal rate of return, subject to certain exceptions.

Under the BCO Plan, 40% of the options (approximately 802,796) will be service options, 10% (approximately 200,699) will be performance options and 50% (approximately 1,003,495) will be exit options.

In the event that a participant’s employment with us terminates by reason of death, disability or retirement, the participant (or the participant’s beneficiary) may exercise any vested options at any time prior to one year following the termination or the normal date of the options, whichever period is shorter, and all unvested options are cancelled immediately upon such termination. If the participant is terminated by us for cause, all options, whether vested or unvested, are immediately cancelled. In the event a participant’s employment terminates due to voluntary resignation or any reason other than those described above, any options held by the participant which are exercisable at the date of such termination, shall remain exercisable for a period of sixty days following the termination.

Upon a change in control, each outstanding service option (regardless of whether such service options are at such time otherwise exercisable), each performance option that is exercisable on or prior to the change in control, and each exit option that is exercisable on or prior to the change in control, shall be canceled in exchange for a payment in cash of an amount equal to the excess, if any, of the change in control price over the option price. Alternatively, the Compensation Committee of the BCO Holding board of directors may determine that in the event of a change in control, such options shall be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and in accordance with the terms and conditions of the BCO Plan. The BCO Plan also provides that if any payments to the participant are considered “excess parachute payments” as defined in Section 280G of the Internal Revenue Code, the amount of the payment to a participant under the BCO Plan will be reduced by the minimum amount necessary to reduce the parachute payments to 299% of the participant’s “base amount” as defined in Section 280G of the Internal Revenue Code.

The BCO Plan is administered by the Compensation Committee of the Board of Directors of BCO Holding or, if there shall not be any committee serving, the board administers the plan. The committee has discretionary authority to determine the employees eligible to participate under the plan and determines the number of shares of common stock subject to each option granted thereunder, the time and condition of exercise of such option and all other terms and conditions of such option, including the form of the option agreement setting forth the terms and conditions of such option. The exercise price of each option under the incentive plan is determined by the compensation committee, provided that the exercise price cannot be less than the fair market value (as determined under the incentive plan) of the BCO Holding common stock on the date of grant. It is anticipated that all options will be non-qualified stock options for federal income tax purposes. Options are not transferable other than by will or by the laws of descent and distribution or, if permitted by the compensation committee, in connection with certain pledges and estate planning transfers. All of the shares acquired upon exercise of any option will be subject to the securityholder arrangements described above.

401(k) Plan

We maintain a savings plan (the “Savings Plan”) qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. Generally, all of our salaried employees in the United States are eligible to participate in the Savings Plan upon their employment with us and become eligible for company matching contributions after completing one year of service. For each employee who elects to participate in the Savings Plan and makes a contribution thereto, we make a matching contribution of 100% of the first 4% of annual compensation contributed. The maximum contribution for any participant for any year is 15% of such participant’s eligible compensation.

Management Resources, Nominating and Compensation Committee Interlocks and Insider Participation

Messrs. Puth, Donahoe, Dyer and Jones, who no longer serve as directors of the Company, served as members of the Management Resources, Nominating and Compensation Committee during all of fiscal 2002. The Company has no Management Resources, Nominating and Compensation Committee interlocks or insider participation relationships of such persons with the Company to report.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides certain information with respect to the beneficial ownership of the common stock of BCO Holding as of October 1, 2003, by (i) each stockholder known by us who owns beneficially 5 percent or more of the outstanding shares of such common stock, (ii) each of our directors, (iii) each of our executive officers and (iv) all of our directors and executive officers as a group. BCO Holding owns 100% of the capital stock of BWAY, which in turn owns 100% of the capital stock of BWAY Manufacturing. To our knowledge, each stockholder has sole voting and investment power with respect to the shares indicated as beneficially owned, unless otherwise indicated in a footnote to the following table. Unless otherwise indicated in a footnote, the business address of each person is our corporate address.

On February 7, 2003, BCO Holding entered into a securityholders agreement with the Kelso affiliates and certain stockholders who own shares and options of BCO Holding. This securityholders agreement covers, among other things, transferability of the stockholders’ shares and the composition of the board of directors. See “Certain Relationships and Related Transactions—Securityholders Agreement.” In addition, the securityholders agreement requires and other future agreements may require BCO Holding to repurchase BCO Holding’s common stock or options to purchase BCO Holding’s common stock. We may fund all or a portion of such repurchases, subject to the provisions of the indenture governing the notes, provisions of our new credit facility and other conditions.

Beneficial Owner	Number of Shares of Common Stock(1)		Percent of Class(2)
Kelso Investment Associates VI, L.P.(3)	7,800,000	(4)	84.8%
KEP VI, LLC(3)	7,800,000	(4)	84.8
Frank T. Nickell(3)	(5)		(5)
Thomas R. Wall, IV(3)	(5)		(5)
George E. Matelich(3)	(5)		(5)
Michael B. Goldberg(3)	(5)		(5)
David I. Wahrhaftig(3)	(5)		(5)
Frank K. Bynum(3)	(5)		(5)
Philip E. Berney(3)	(5)		(5)
Jean-Pierre M. Ergas	728,610	(6)	7.3
Kenneth M. Roessler	75,424	(7)	*
Kevin C. Kern	50,292	(8)	*
Jeffrey M. O’Connell	37,320	(9)	*
Warren J. Hayford	1,864,026	(10)	18.9
Mary Lou Hayford	1,193,192	(11)	13.0
David M. Roderick	—		—
All Directors and Executive Officers as a Group (8 persons)	2,755,672	(12)	25.6

*	Less than one percent.
(1)	The number of shares includes shares of common stock subject to options exercisable within 60 days of October 1, 2003.
(2)	As of October 1, 2003, 9,193,192 shares of common stock of BCO Holding were issued and outstanding. Shares subject to options exercisable within 60 days of October 1, 2003 are considered outstanding for the purpose of determining the percent of the class held by the holder of such option, but not for the purpose of computing the percentage held by others.
(3)	The business address for these persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.
(4)	The shares of common stock beneficially owned by Kelso Investment Associates VI, L.P. and KEP VI, LLC represents the combined share ownership of Kelso Investment Associates VI, L.P. and KEP VI, LLC.

Kelso Investment Associates VI, L.P. and KEP VI, LLC, due to their common control, could be deemed to beneficially own each of the other’s shares, but disclaim such beneficial ownership.
(5)	Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney may be deemed to share beneficial ownership of shares of common stock owned of record by Kelso Investment Associates VI, L.P. and KEP VI, LLC, by virtue of their status as managing members of KEP VI, LLC and the general partner of Kelso Investment Associates VI, L.P. Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney share investment and voting power with respect to the shares of common stock owned by Kelso Investment Associates VI, L.P. and KEP VI, LLC but disclaim beneficial ownership of such shares.
(6)	The shares of common stock beneficially owned by Mr. Ergas consist of 728,610 shares subject to options.
(7)	The shares of common stock beneficially owned by Mr. Roessler consist of 75,424 shares subject to options.
(8)	The shares of common stock beneficially owned by Mr. Kern consist of 50,292 shares subject to options.
(9)	The shares of common stock beneficially owned by Mr. O’Connell consist of 37,320 shares subject to options.
(10)	The shares of common stock beneficially owned by Mr. Hayford consist of 1,193,192 shares owned directly by his wife, Mary Lou Hayford, and 670,834 shares subject to options directly owned by Mr. Hayford. Mr. Hayford disclaims beneficial ownership of the shares owned directly by his wife.
(11)	The shares of common stock beneficially owned by Mrs. Hayford do not include 670,834 shares subject to options owned directly by her husband, Warren J. Hayford.
(12)	Excludes shares held by Kelso Investment Associates VI, L.P. and KEP VI, LLC that may be deemed to be beneficially owned by Mr. Wall and Mr. Wahrhaftig.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Securityholders Agreement

BWAY is a wholly-owned subsidiary of BCO Holding. On February 7, 2003, BCO Holding entered into a securityholders agreement with the Kelso affiliates, which in the aggregate own a majority of BCO Holding’s common stock, and certain other securityholders who own common stock and options to purchase common stock of BCO Holding and whom we refer to in this prospectus as the non-Kelso securityholders. The securityholders agreement provides that Jean-Pierre M. Ergas or a family representative, or, with Kelso’s consent, other representative following his death or disability, will be a member of BCO Holding’s board of directors until the later to occur of (a) Mr. Ergas no longer serving as either our chief executive officer or chairman or (b) he or his family or estate selling any of their equity in BCO Holding. The securityholders agreement also provides that Warren J. Hayford or another person he and Mary Lou Hayford designate will be a member of BCO Holding’s board of directors (or if BCO Holding’s board of directors is composed of 11 or more persons, Mr. and Mrs. Hayford may designate two of BCO Holding’s directors). Consent of the Kelso affiliates is required for any Hayford designees who are not members of the Hayford family. The Kelso affiliates have the right to designate all of the other members of BCO Holding’s board of directors. Mr. Hayford or any Hayford family member board designee or the disinterested members of BCO Holding’s board have the right to approve all affiliate transactions and certain other matters, subject to certain specified exceptions. Mr. Ergas’ employment agreement has been amended to provide that Mr. Ergas will remain as either chief executive officer or executive chairman through December 31, 2007.

The securityholders agreement generally restricts the transfer of shares of common stock owned by the non-Kelso securityholders and any of our employees who will, at a later point, become parties to the agreement. Exceptions to this restriction include transfers for estate planning purposes or transfers in connection with certain pledges, so long as any transferee agrees to be bound by the terms of the securityholders agreement. Warren J. Hayford and Mary Lou Hayford have the right to transfer their shares to third parties with the consent of the Kelso affiliates.

In addition, the non-Kelso securityholders have “tag-along” rights to sell their shares on a pro rata basis with the Kelso affiliates in significant sales to third parties. Similarly, the Kelso affiliates have “drag-along” rights to cause the non-Kelso securityholders to sell their shares on a pro rata basis with the Kelso affiliates in significant sales to a third parties. Our employees who are parties to the securityholders agreement are subject to “put” and “call” rights, which, subject to certain exceptions, entitle an employee stockholder to require BCO Holding to purchase their shares, and which entitle BCO Holding, subject to certain exceptions, to require the employee stockholder to sell their shares to BCO Holding, upon any termination of the stockholder’s employment with BCO Holding, at differing prices, depending upon the circumstances of the termination. The securityholders agreement also contains a provision that requires BCO Holding to offer certain existing stockholders the right to purchase shares of BCO Holding upon a new issuance on a pro rata basis, subject to certain exceptions.

Registration Rights Agreement

On February 7, 2003, BCO Holding entered into a registration rights agreement with the non-Kelso securityholders. Pursuant to this agreement, the Kelso affiliates have the right to make an unlimited number of requests that BCO Holding register their shares under the Securities Act, and, following the first anniversary of an initial public offering, Mr. and Mrs. Hayford have the right to make up to two requests for such registration. In any demand registration, all of the parties to the registration rights agreement have the right to participate on a pro rata basis, subject to certain conditions. In addition, if BCO Holding proposes to register any of its shares (other than registrations related to exchange offers, benefit plans and certain other exceptions), all of the holders of registration rights under the registration rights agreement have the right to include their shares in the registration statement, subject to certain conditions.

Kelso Arrangements

In connection with the closing of the merger, we paid to Kelso a one-time fee of $4,950,000. In addition, we entered into an agreement which requires us to pay to Kelso annual financial advisory fees not to exceed $495,000, reimburse Kelso and certain of its affiliates for their expenses incurred in connection with the transactions and in connection with any services to be provided by Kelso or any such affiliates to us on a going-forward basis, and indemnify Kelso and certain of its affiliates with respect to the transactions and any services to be provided by Kelso or any such affiliates to us on a going-forward basis.

Exchange Agreements

BCO Holding entered into separate exchange agreements, dated as of September 30, 2002, with each of Jean-Pierre M. Ergas, Warren J. Hayford, Mary Lou Hayford, Thomas N. Eagleson, Kevin C. Kern, Jeffrey M. O’Connell and Kenneth M. Roessler. Pursuant to these exchange agreements, immediately prior to the consummation of the merger of BCO Acquisition and BWAY, Mary Lou Hayford exchanged 596,596 shares of common stock of BWAY for 1,193,192 shares of common stock of BCO Holding, and Jean-Pierre M. Ergas, Warren J. Hayford, Thomas N. Eagleson, Kevin C. Kern, Jeffrey M. O’Connell and Kenneth M. Roessler exchanged, in the aggregate, options to acquire 812,910 shares of common stock of BWAY for new options to acquire, in the aggregate, 1,625,820 shares of common stock of BCO Holding. As a result of the exchange agreements, these continuing investors hold, in the aggregate, shares of BCO Holding’s common stock, which, together with options to purchase BCO Holding’s common stock, but without giving effect to the grant of new stock options under BCO Holding’s new stock incentive plan, represent approximately 26.1% of the fully diluted equity of BCO Holding.

Other Arrangements

On July 25, 2003, we acquired Kenneth M. Roessler’s Atlanta, Georgia residence in connection with his relocation to Cincinnati, Ohio. Under our relocation policy, we paid Mr. Roessler $146,515 for the residence, which was subject to an outstanding mortgage in a principal amount of $278,151. A relocation company has assumed the mortgage and is marketing the property for sale. We have advanced the relocation company $29,960 for estimated holding costs and remain responsible for all future costs of holding and selling the property.

DESCRIPTION OF THE NEW CREDIT FACILITY

Concurrently with the consummation of the merger, we amended and restated our existing senior secured revolving credit facility to allow for the transactions. Deutsche Bank Trust Company Americas acted as administrative agent under the new credit facility. The following is a summary of the material terms of our new credit facility. We urge you to read the definitive credit agreement for the new credit facility, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

The new credit facility provides us and certain of our wholly-owned subsidiaries as joint and several borrowers a five-year revolving facility of up to $90.0 million, approximately $25.0 million of which was drawn to finance a portion of the merger and the related transactions. The remaining unused commitments are available to the borrowers from time to time for working capital and general corporate purposes, subject to borrowing base and other limitations under the new credit facility. The new credit facility includes a letter of credit sub-facility of up to $10.0 million. At any time, the amount available under the new credit facility (including letters of credit) will be limited to the lesser of $90.0 million and a borrowing base formula and other limitations under the new credit facility. As of June 29, 2003, after applying these limitations, BWAY and its subsidiaries had approximately $64.8 million available to borrow under the new credit facility.

Amounts outstanding under the facility bear interest at a rate equal to the sum of (1) the applicable margin and (2) at the option of the borrowers, a prime or reserve adjusted LIBOR rate. The applicable margin with respect to prime rate loans is 1.25% for the duration of the new credit facility. The applicable margin with respect to LIBOR rate loans is 2.75% through the end of the third quarter of fiscal 2003. This applicable margin will thereafter be subject to periodic adjustment based on our ratio of total indebtedness to EBITDA (as defined in the new credit facility).

The joint and several obligations of the borrowers under the new credit facility are secured by a pledge of substantially all of the real and personal property of the borrowers, including a pledge of 100% of the outstanding capital stock of each direct or indirect domestic subsidiary of each borrower and 65% of the outstanding capital stock of each direct foreign subsidiary of each borrower.

The new credit facility contains customary affirmative and negative covenants, including but not limited to:

•	a minimum fixed charge coverage requirement;

•	limitations on capital expenditures; and

•	limitations on indebtedness, sales of assets, investments, acquisitions, liens and dividends and other distributions.

We are required to comply with the fixed charge coverage covenant only if (i) at any time, the amount we are permitted to borrow under the new credit facility, after applying the borrowing base formula, is less than $20 million for any period of five consecutive business days, in which case we will be required to have had a consolidated Fixed Charged Coverage Ratio (as defined in the new credit facility) of at least 1:1 as of the end of the fiscal quarter immediately preceding such five business day period or (ii) our Consolidated Fixed Charge Coverage Ratio (as defined in the new credit facility) is less than 1:1 for any period of three consecutive fiscal quarters, in which case we will be required to maintain a Consolidated Fixed Charge Coverage Ratio of at least 1:1 as of the end of each fiscal quarter ended thereafter.

Under the capital expenditures convenant, we are generally not permitted to make capital expenditures in any fiscal year of more than (i) $17 million, plus (ii) 50% of the portion, if any, of such $17 million which we did not spend on capital expenditures in the immediately preceding fiscal year.

The new credit facility contains customary events of default.

The borrowers are required to pay certain fees in connection with the new credit facility, including (1) letter of credit fees, (2) agency fees and (3) an unused facility fee equal to 0.50% per annum of the average daily unused portion of the lenders’ commitments.

DESCRIPTION OF THE NOTES

We issued the old notes, and will issue the new notes, under an Indenture (the “Indenture”), dated as of November 27, 2002, with The Bank of New York, as Trustee (the “Trustee”). The Indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. The terms of the new notes are identical to the terms of the old notes, except that the new notes will be registered under the Securities Act, and therefore will not contain restrictions on transfer, will not contain provisions relating to additional interest, will bear a different CUSIP number from the old notes and will not entitle their holders to registration rights. The new notes will otherwise be treated as notes for the purposes of the Indenture. We refer to the old notes and the new notes as the “Notes.” The Indenture governs our obligations under the Notes.

The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). You can find definitions of certain capitalized terms used in this description under “—Certain Definitions.” For purposes of this section, the “Company” means (i) prior to the effective date of the Transactions (the “Effective Date”), only BWAY Finance and not any of its Affiliates and (ii) from and after the Effective Date, only BWAY and not any of its Subsidiaries.

The Notes will be unsecured obligations of the Company, ranking subordinate in right of payment to all Senior Debt to the extent set forth in the Indenture.

The Company will issue the Notes in fully registered form in denominations of $1,000 and integral multiples thereof. The Trustee will initially act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar, which initially will be the Trustee’s corporate trust office. The Company may change any Paying Agent and Registrar without notice to holders of the Notes (the “Holders”). The Company will pay principal (and premium, if any) on the Notes at the Trustee’s corporate office in New York, New York. At the Company’s option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of Holders.

Any old Notes that remain outstanding after the completion of the Exchange Offer, together with the new notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture.

Brief Description of the Notes and the Guarantee

The Notes

The notes:

•	are unsecured senior subordinated obligations of the Company;

•	will rank junior to the Company’s then existing and future senior debt; and

•	are fully and unconditionally guaranteed by BWAY Manufacturing subject to release as provided in the indenture for the notes.

The Guarantee

The notes are guaranteed by BWAY Manufacturing, a wholly-owned subsidiary of the Company. If any subsidiary of the Company that is not a guarantor guarantees certain indebtedness of the Company in the future, such subsidiary will guarantee the notes.

The guarantee of the notes:

•	is an unsecured senior subordinated obligation of the guarantor; and

•	will rank junior to the guarantor’s then existing and future senior debt.

As of June 29, 2003, the Company and its subsidiaries had approximately $12.0 million of senior debt outstanding under the new credit facility and approximately $78.0 million of unused commitments available to borrow thereunder, subject to borrowing base and other limitations under the new credit facility.

Principal, Maturity and Interest

The Notes will mature on October 15, 2010. $200 million in aggregate principal amount were issued in the offering of the old notes. Additional Notes (“Additional Notes”) may be issued from time to time, subject to the limitations set forth under “Certain Covenants—Limitation on Incurrence of Additional Indebtedness.” Holders of such Additional Notes will have the right to vote together with Holders of Notes issued on the Issue Date and the new notes as one class. No offering of any such Additional Notes is being or shall be deemed to be made by this prospectus. Interest on the Notes will accrue at the rate of 10% per annum and will be payable semiannually in cash on each April 15 and October 15, commencing on April 15, 2003, to the persons who are registered Holders at the close of business on the April 1 and October 1 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

The Notes will not be entitled to the benefit of any mandatory sinking fund.

Redemption

Optional Redemption.    Except as described below, the Notes are not redeemable before October 15, 2006. Thereafter, the Company may redeem the Notes at its option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on October 15 of the year set forth below:

Year	Percentage
2006	105.000%
2007	103.333%
2008	101.667%
2009 and thereafter	100.000%

In addition, the Company must pay accrued and unpaid interest on the Notes redeemed.

Optional Redemption Upon Equity Offerings.    At any time, or from time to time, on or prior to October 15, 2005, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 35% of the aggregate principal amount of the Notes issued under the Indenture (including any Additional Notes) at a redemption price equal to 110% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that:

(1)    at least 65% of the original principal amount of Notes issued under the Indenture (including any Additional Notes) remains outstanding immediately after any such redemption; and

(2)    the Company makes such redemption not more than 90 days after the consummation of any such Equity Offering.

“Equity Offering” means a sale of Qualified Capital Stock (i) of the Company or (ii) of any direct or indirect parent of the Company (including Holding), provided that proceeds of such sale sufficient to pay the redemption price plus accrued interest to the redemption date shall be contributed to the Company.

Selection and Notice of Redemption

In the event that the Company chooses to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either:

(1)    in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or,

(2)    on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made with the net cash proceeds of an Equity Offering, the Trustee will select the Notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price.

Escrow of Proceeds and Other Amounts

Concurrently with the closing of the offering of the old notes (the “Offering”), the Company entered into an escrow agreement (the “Escrow Agreement”) with The Bank of New York as escrow agent (the “Escrow Agent”). Pursuant to the Escrow Agreement, the Company deposited with the Escrow Agent the net proceeds of the Offering and cash, Cash Equivalents or Treasury Securities (the “Escrowed Property”) in an aggregate amount (together with interest on, or proceeds of, Cash Equivalents and Treasury Securities constituting Escrowed Property) sufficient to redeem in cash the Notes at a redemption price (the “Mandatory Redemption Price”) equal to 101% of the offering price of the Notes plus accrued and unpaid interest to the Mandatory Redemption Date, assuming such redemption had occurred on the date referred to in clause (a) of the next sentence (the “Initial Deposit”). The “Mandatory Redemption Date” was defined as (a) April 7, 2003, if the assumption of BWAY Finance’s obligations under the old notes and the Indenture (the “BWAY Assumption”) had not occurred on or prior to March 31, 2003 (the “Deadline Date”) or (b) the fifth day (or if such day is not a business day, the first business day thereafter) following the termination of the Merger Agreement on or prior to the Deadline Date for any reason.

In the event that the BWAY Assumption had not been consummated on or prior to the Deadline Date or the Merger Agreement had been terminated on or prior to the Deadline Date, for any reason, the Company would have redeemed all the Notes (the “Mandatory Redemption”) at the applicable Mandatory Redemption Price.

The Escrow Agent received notice that the closing of the BWAY Assumption occurred prior to the Deadline Date and released all Escrowed Property upon presentation of (i) executed counterparts of assumption documentation evidencing the consummation of the BWAY Assumption (the “Assumption Documents”) and (ii) an officer’s certificate of BWAY. The officer’s certificate certified to the Escrow Agent that (x) if the covenants set forth in the Indenture described under “—Certain Covenants” which are applicable to BWAY and its Subsidiaries on or after the Effective Date were applied to BWAY and its Subsidiaries, then as of the Effective Date, after giving effect to the BWAY Assumption, no Default or Event of Default would have occurred and be continuing under the Indenture and (y) following the release of the Escrowed Property, an amount equal to the net proceeds of the offering was used by BWAY to finance the transactions in the manner described under “Use of Proceeds.”

Subordination

The payment of all Obligations on or relating to the Notes is subordinated in right of payment, to the extent described below and in the Indenture, to the prior payment in full in cash or certain Cash Equivalents of all Obligations on Senior Debt (including the Obligations with respect to the Credit Facility). Notwithstanding the foregoing, payments and distributions made relating to the Notes pursuant to the trust described under “Legal Defeasance and Covenant Defeasance” shall not be so subordinated in right of payment.

The holders of Senior Debt will be entitled to receive payment in full in cash or certain Cash Equivalents of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy or other like proceeding at the rate specified in the applicable Senior Debt whether or not such interest is an allowed claim in any such proceeding) before the Holders of Notes will be entitled to receive any payment or distribution of any kind or character with respect to any Obligations on, or relating to, the Notes in the event of any distribution to creditors of the Company:

(1)    in a liquidation or dissolution of the Company;

(2)    in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

(3)    in an assignment for the benefit of creditors; or

(4)    in any marshaling of the Company’s assets and liabilities.

The Company also may not make any payment or distribution of any kind or character with respect to any Obligations on, or relating to, the Notes or acquire any Notes for cash or property or otherwise if:

(1)    a payment default on any Senior Debt occurs and is continuing; or

(2)    any other default occurs and is continuing on Designated Senior Debt that permits holders of the Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the Representative of any Designated Senior Debt.

Payments on and distributions with respect to any Obligations on, or with respect to, the Notes may and shall be resumed:

(1)    in the case of a payment default, upon the date on which such default is cured or waived; and

(2)    in case of a nonpayment default, the earliest of (x) the date on which all nonpayment defaults are cured or waived (so long as no other event of default exists), (y) 180 days after the date on which the applicable Payment Blockage Notice is received or (z) the date on which the Trustee receives notice from the Representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of any Designated Senior Debt has been accelerated.

Only one such Blockage Notice may be delivered within any period of 360 consecutive days.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of delivery of such initial Payment Blockage Notice that in either case would give rise to a default pursuant to any provisions under which a default previously existed or was continuing shall constitute a new default for this purpose).

The Company must promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above in the event of a bankruptcy, liquidation or reorganization of the Company, Holders of the Notes may recover less ratably than creditors of the Company who are holders of Senior Debt.

At June 29, 2003, the aggregate amount of Senior Debt outstanding was approximately $12.0 million (excluding approximately $78.0 million which would have been available to borrow under the Credit Facility, subject to borrowing base and other limitations thereunder).

Guarantees

As of the date of this prospectus, the only Guarantor is BWAY Manufacturing. The Guarantors will jointly and severally guarantee the Company’s obligations under the Indenture and the Notes on a senior subordinated basis. Each Guarantee will be subordinated to Guarantor Senior Debt on the same basis as the Notes are subordinated to Senior Debt. The obligations of each Guarantor under its Guarantee will be limited to the maximum amount, after giving effect to all other contingent and fixed liabilities of such Guarantor, resulting in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law, or being void or unenforceable under any applicable law, including any law relating to insolvency of debtors.

Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation, or with other Persons upon the terms and conditions set forth in the Indenture. See “Certain Covenants—Merger, Consolidation and Sale of Assets.” In the event all of the Capital Stock of a Guarantor is sold by the Company and the sale complies with the provisions set forth in “Certain Covenants—Limitation on Asset Sales,” the Guarantor’s Guarantee will be released.

BWAY Manufacturing will be jointly and severally liable with respect to the Company’s obligations pursuant to the Notes, and the aggregate net assets, earnings and equity of BWAY Manufacturing and the Company will represent substantially all of the net assets, earnings and equity of the Company on a consolidated basis.

Change of Control

Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

Within 30 days following the date upon which the Company obtains actual knowledge that a Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law or stock exchange rule (the “Change of Control Payment Date”). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

Prior to the mailing of the notice referred to above, but in any event within 30 days following the date upon which the Company obtains actual knowledge of any Change of Control, the Company covenants to:

(1)    repay in full and terminate all commitments under Indebtedness under the Credit Facility and all other Senior Debt the terms of which require repayment upon a Change of Control or offer to repay in full and terminate all commitments under all Indebtedness under the Credit Facility and all other such Senior Debt and to repay the Indebtedness owed to each lender which has accepted such offer; or

(2)    obtain the requisite consents under the Credit Facility and all other Senior Debt to permit the repurchase of the Notes as provided below.

The Company shall first comply with the covenant in the immediately preceding paragraph before it shall be required to repurchase Notes pursuant to the provisions described below. The Company’s failure to comply with the covenant described in the immediately preceding paragraph may (with notice and lapse of time) constitute an Event of Default described in clause (3) but shall not constitute an Event of Default described in clause (2) under “Events of Default” below.

If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

The definition of Change of Control includes a phrase relating to the sale, lease, exchange or other transfer of “all or substantially all” of the Company’s assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders have the right to require the Company to repurchase such Notes.

Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder’s right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue thereof.

Certain Covenants

The Indenture will contain, among others, the following covenants:

Limitation on Restricted Payments.    Prior to the Effective Date, the Company will not make any Restricted Payment (as defined below) or any Permitted Investment except in connection with the consummation of the

Transactions, the BWAY Assumption and the transactions contemplated thereby, including any Investments deemed to exist by virtue of the Escrow Agreement. The foregoing will not prohibit the Company from paying a dividend or otherwise distributing to the holders of its Capital Stock an amount equal to the excess of the Escrowed Property over the Mandatory Redemption Price as described above under “Escrow of Proceeds and Other Amounts.”

From and after the Effective Date, the Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)    declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock) on or in respect of shares of Capital Stock of the Company to holders of such Capital Stock;

(2)    purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock, other than the exchange of such Capital Stock for Qualified Capital Stock;

(3)    voluntarily defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than a purchase, defeasance, redemption, prepayment, decrease or other acquisition or retirement for value in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such acquisition or retirement); or

(4)    make any Investment (other than Permitted Investments) in any other Person

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) (other than the exceptions thereto) being referred to as a “Restricted Payment”), if at the time of such Restricted Payment or immediately after giving effect thereto:

(i)    a Default or an Event of Default shall have occurred and be continuing; or

(ii)    the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant; or

(iii)    the aggregate amount of Restricted Payments made subsequent to the Effective Date shall exceed the sum of:

(w)    50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the Effective Date and on or prior to the date the Restricted Payment occurs (the “Reference Date”) (treating such period as a single accounting period); plus

(x)    100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Effective Date and on or prior to the Reference Date of Qualified Capital Stock of the Company (including Capital Stock issued upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness but excluding the aggregate net cash proceeds from the sale of Capital Stock of the Company to the extent used (A) to repurchase or acquire shares of Capital Stock of the Company pursuant to clause (2)(ii) of the next succeeding paragraph or (B) to repay Subordinated Obligations pursuant to clause (3)(ii)(a) of the next succeeding paragraph); plus

(y)    without duplication of any amounts included in clause (iii)(x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company (excluding any equity contribution to the extent used to repay Subordinated Obligations pursuant to clause (3)(iii) of the next succeeding paragraph); plus

(z)    to the extent that any Investment (other than a Permitted Investment) that was made after the Effective Date is sold for cash or otherwise liquidated or repaid for cash, the net cash proceeds received with respect to such sale, liquidation or repayment of such Investment (less the cost of such sale, liquidation or repayment, if any).

Any net cash proceeds included in the foregoing clause (iii)(x) or (iii)(y) shall not be included in clause (10)(a) or clause (10)(b) of the definition of “Permitted Investments” to the extent actually utilized to make a Restricted Payment under this paragraph.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

(1)    the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of such dividend or notice of such redemption if the dividend or payment of the redemption price, as the case may be, would have been permitted on the date of declaration or notice;

(2)    if no Event of Default shall have occurred and be continuing as a consequence thereof, the acquisition of any shares of Capital Stock of the Company, either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company;

(3)    if no Default or Event of Default shall have occurred and be continuing, the defeasance, redemption, prepayment, decrease or other acquisition or retirement for value of any Subordinated Obligations

(i) solely in exchange for shares of Qualified Capital Stock of the Company,

(ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of

(a) shares of Qualified Capital Stock of the Company or

(b) Indebtedness in compliance with the covenant described under “Limitation on Incurrence of Additional Indebtedness,” which Indebtedness shall not have a final maturity date at the time such Indebtedness is incurred that is before the earlier of

(x) the final maturity date at such time of the Subordinated Obligations being purchased, defeased, redeemed, prepaid, decreased or acquired or retired for value or

(y) the final maturity date of the Notes; provided that such Indebtedness shall be subordinated to the Notes or the Guarantee of the relevant Guarantor, as the case may be, at least to the same extent and in the same manner as the Subordinated Obligations being refinanced,

(iii) from net cash proceeds of any equity contribution received by the Company,

(iv) from Net Cash Proceeds to the extent permitted by the covenant described under “—Limitation on Asset Sales”,

(v) to the extent provided by the agreement governing such Subordinated Obligations, following the occurrence of a Change of Control (or, in the case of Acquired Indebtedness, any similar event), but only if in each case the Company shall have complied with the covenant described under “Change of Control” and, if required, purchased all Notes tendered pursuant to the offer to repurchase all the Notes required thereby, prior to purchasing or repaying such Subordinated Obligations or

(vi) to the extent such Subordinated Obligations constitute Acquired Indebtedness that was not incurred in connection with, or in anticipation or contemplation of, the acquisition giving rise to the incurrence of such Acquired Indebtedness;

(4)    loans, advances, dividends, distributions, or other payments for the purpose of and in an amount equal to the amount required to permit Holding to redeem or repurchase shares of its Capital Stock or options in respect thereof, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees or payments in respect of any redemption, repurchase, acquisition, cancellation or other retirement for value of shares of Capital Stock of Holding or options, stock appreciation or similar securities, in each case held by then current or former officers, directors or employees of Holding or any of its Subsidiaries (or their estates or beneficiaries under their estates) or by an employee benefit plan, upon death, disability, retirement or termination of employment; provided that such redemptions, repurchases, acquisitions, cancellations or other retirements pursuant to this clause (4) shall not exceed $10.0 million in the aggregate after the Issue Date (which amount shall be increased by the amount of any cash proceeds to the Company from, or as a contribution to its capital from, (x) sales of Capital Stock to directors, officers or employees of Holding or any of its Subsidiaries subsequent to the Effective Date and (y) any “key-man” life insurance policies which are used to make such redemptions or repurchases);

(5)    the payment of fees and compensation as permitted under clause (1), (14) or (15) of paragraph (c) of the “Limitation on Transactions with Affiliates” covenant;

(6)    so long as no Default or Event of Default shall have occurred and be continuing, loans, advances, dividends, distributions or other payments, not to exceed $100,000 in the aggregate, to enable the Company or Holding to make payments to holders of its Capital Stock in lieu of issuance of fractional shares of its Capital Stock;

(7)    repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof;

(8)    Restricted Payments made pursuant to the Merger Agreement;

(9)    the distribution of Capital Stock of an Unrestricted Subsidiary of the Company to holders of Capital Stock of the Company;

(10)    Restricted Payments (including loans and advances) in an aggregate amount outstanding at any time not to exceed $10.0 million (net of repayments of any such loans or advances); and

(11)    loans, advances, dividends or distributions to Holding or other payments by the Company or any of its Restricted Subsidiaries to pay or permit Holding to pay Holding Expenses and Holding Related Taxes.

In determining the aggregate amount of Restricted Payments made subsequent to the Effective Date in accordance with clause (iii) of the second paragraph of this covenant:

(1)    amounts expended (to the extent such expenditure is in the form of cash or other property other than Capital Stock of Holding or Qualified Capital Stock) pursuant to clause (1) shall be included in such calculation; and

(2)    amounts expended pursuant to clauses (2) through (11) shall be excluded from such calculation.

Limitation on Incurrence of Additional Indebtedness.    Prior to the Effective Date, the Company will not incur (as defined below) any Indebtedness except the following:

(1)    the Notes in an aggregate principal amount not to exceed $200 million; and

(2)    Indebtedness of the Company that is not secured by a Lien on any assets, property or Capital Stock owned by the Company or any of its Subsidiaries, the proceeds of which Indebtedness are used solely for deposit (or the purchase of marketable direct obligations issued by the United States Government to be deposited) with the Escrow Agent in an amount not to exceed the amount necessary, together with net proceeds to the Company of the issuance of the Notes, to enable the Company to make the Initial Deposit.

From and after the Effective Date, the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, enter into any guarantee of, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”)

any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of any such Indebtedness, the Company or any Guarantor may incur Indebtedness if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1.0.

Limitation on Transactions with Affiliates.    (a) Prior to the Effective Date, the Company will not enter into or permit to exist any Affiliate Transactions (as defined below) other than in connection with the consummation of the Transactions, the BWAY Assumption and the transactions contemplated thereby.

(b)    From and after the Effective Date, the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (an “Affiliate Transaction”), other than (x) Affiliate Transactions permitted under paragraph (c) below and (y) Affiliate Transactions entered into on terms that are fair and reasonable to, and in the best interests of, the Company or such Restricted Subsidiary, as the case may be, as determined in good faith by the Company’s Board of Directors; provided, however, that for a transaction or series of related transactions with an aggregate value of $5.0 million or more, at the Company’s option

(i) such determination shall be made in good faith by a majority of the disinterested members of the Board of the Directors of the Company or

(ii) the Board of Directors of the Company or any such Restricted Subsidiary party to such Affiliate Transaction shall have received a favorable opinion from a nationally recognized investment banking, accounting or appraisal firm that such Affiliate Transaction is fair from a financial point of view to the Company or such Restricted Subsidiary;

provided, further, that for a transaction or series of related transactions with an aggregate value of $15.0 million or more, the Board of Directors of the Company shall have received a favorable opinion from a nationally recognized investment banking, accounting or appraisal firm that such Affiliate Transaction is fair from a financial point of view to the Company or such Restricted Subsidiary.

(c)    The foregoing restrictions shall not apply to:

(1)    reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary of the Company as determined in good faith by the Company’s Board of Directors;

(2)    transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture;

(3)    transactions effected as part of a Qualified Receivables Transaction;

(4)    any agreement as in effect as of the Effective Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Effective Date;

(5)    Restricted Payments permitted by the Indenture;

(6)    any Permitted Investment, and any loan, advance or other payment described in the third paragraph of the covenant described under “—Limitation on Restricted Payments”;

(7)    transactions permitted by, and complying with, the provisions of the covenant described under “—Merger, Consolidation and Sale of Assets”;

(8)    any payment, issuance of securities or other payments, awards or grants, in cash or otherwise, pursuant to, or the funding of, employment arrangements and Plans approved by the Board of Directors of the Company;

(9)     the grant of stock options or similar rights to employees and directors of the Company and its Subsidiaries pursuant to Plans and employment contracts approved by the Board of Directors of the Company;

(10)    loans or advances to officers, directors or employees of the Company or its Restricted Subsidiaries not in excess of $5.0 million at any one time outstanding;

(11)    the granting or performance of registration rights under a written registration rights agreement approved by the Board of Directors of the Company;

(12)    transactions with Persons solely in their capacity as holders of Indebtedness or Capital Stock of the Company or any of its Restricted Subsidiaries, where such Persons are treated no more favorably than holders of Indebtedness or Capital Stock of the Company or such Restricted Subsidiary generally;

(13)    any agreement to do any of the foregoing;

(14)    the payment of fees, reimbursements, indemnifications and other amounts pursuant to any agreements between the Company and Kelso & Company, L.P. with respect to the payment of investment banking and annual financial advisory fees;

(15)    the Transactions;

(16)    execution, delivery and performance of a tax sharing agreement with respect to Holding Related Taxes;

(17)    transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to the Company or the relevant Restricted Subsidiary in the reasonable determination of the Board of Directors or senior management thereof or are on terms no less favorable as might reasonably have been obtained at such time from an unaffiliated party; and

(18)    any transaction in the ordinary course of business, or approved in good faith by a majority of the Board of Directors, between the Company or any Restricted Subsidiary and any Affiliate of the Company controlled by the Company that is a joint venture or similar entity.

Limitation on Liens.    Prior to the Effective Date, the Company will not create, incur, assume or suffer to exist any Lien of any kind against or upon any of its property or assets, or any proceeds, income or profit therefrom which secures any Indebtedness other than as contemplated by the Escrow Agreement.

From and after the Effective Date, the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or suffer to exist any Liens (other than Permitted Liens) of any kind against or upon any of their respective property or assets, or any proceeds, income or profit therefrom which secure Senior Subordinated Indebtedness or Subordinated Obligations, unless:

(1)    in the case of Liens securing Subordinated Obligations, the Notes or the Guarantee of the relevant Guarantor, as the case may be, are secured by a Lien on such property, assets, proceeds, income or profit that is senior in priority to such Liens at least to the same extent that the Notes are subordinated to Senior Debt or the Guarantee of such Guarantor is subordinated to Guarantor Senior Debt, as the case may be; and

(2)    in the case of Liens securing Senior Subordinated Indebtedness, the Notes or the Guarantee of the relevant Guarantor, as the case may be, are equally and ratably secured by a Lien on such property, assets, proceeds, income or profit.

Prohibition on Incurrence of Senior Subordinated Debt.    Neither the Company nor any Guarantor will incur or suffer to exist Indebtedness that is senior in right of payment to the Notes or such Guarantor’s Guarantee and subordinate in right of payment to any other Indebtedness of the Company or such Guarantor, as the case may be.

Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries.    From and after the Effective Date, the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)    pay dividends or make any other distributions on or in respect of its Capital Stock;

(2)    make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

(3)    transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of:

(a)    applicable law;

(b)    the Indenture or encumbrances or restrictions substantially similar to the encumbrances and restrictions contained in the Indenture taken as a whole;

(c)    non-assignment provisions of any contract or any lease entered into in the ordinary course of business;

(d)    any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to the Company or any Restricted Subsidiary of the Company, or the properties or assets of any such Person, other than the Person or the properties or assets of the Person so acquired; provided, however, that such Acquired Indebtedness was not incurred in connection with, or in anticipation or contemplation of an acquisition by the Company or the Restricted Subsidiary;

(e)    agreements existing on the Effective Date;

(f)    the Credit Facility;

(g)    restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

(h)    restrictions imposed by any agreement to sell assets permitted under the Indenture to any Person pending the closing of such sale;

(i)    any agreement or instrument governing Capital Stock of any Person that is acquired after the Issue Date;

(j)    Indebtedness or other contractual requirements of a Receivables Entity in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Entity;

(k)    (A) encumbrances or restrictions contained in mortgages, pledges or other security agreements securing Indebtedness of a Restricted Subsidiary to the extent restricting the transfer of the property or assets subject thereto,

(B) customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary,

(C) purchase money obligations that impose encumbrances or restrictions on the property or assets so acquired,

(D) encumbrances or restrictions on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business,

(E) customary provisions contained in agreements and instruments entered into in the ordinary course of business (including but not limited to leases and joint venture and other similar agreements entered into in the ordinary course of business), or

(F) encumbrances or restrictions that arise or are agreed to in the ordinary course of business and do not detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or such Restricted Subsidiary;

(l)    an agreement or instrument relating to Indebtedness of a Foreign Subsidiary incurred pursuant to clause (16) of the definition of “Permitted Indebtedness”; or

(m)    an agreement effecting a refinancing, replacement or substitution of Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (d), (e) or (f) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such refinancing, replacement or substitution agreement are no less favorable to the Company or the Holders in any material respect as determined by the Board of Directors of the Company than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b), (d), (e) or (f).

Limitation on Preferred Stock of Subsidiaries.    From and after the Effective Date, the Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company.

Merger, Consolidation and Sale of Assets.    Except for or in connection with the BWAY Assumption, the related release of the Escrowed Property and the Mergers, prior to the Effective Date, the Company will not, in a single transaction or a series of related transactions, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, another Person or Persons.

Upon the execution and delivery by BWAY to the Trustee of a supplemental indenture, pursuant to which BWAY assumes BWAY Finance’s obligations under the Indenture and the Notes, BWAY will be the successor obligor under the Indenture and the Notes and will succeed to, and be substituted for, and may exercise every right and power of BWAY Finance under the Indenture and the Notes and BWAY Finance will be discharged from all obligations and covenants under the Indenture and the Notes. BWAY executed and delivered such supplemental indenture to the Trustee, and succeeded to, and has been substituted for, and may exercise every right and power of BWAY Finance under the Indenture and the Notes and BWAY Finance has been discharged from all obligations and covenants under the Indenture and the Notes.

From and after the Effective Date, the Company will not, in a single transaction or a series of related transactions, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets to, another Person or Persons unless:

(1)    either:

(a)    the Company shall be the surviving or continuing Person of such merger or consolidation; or

(b)    the surviving Person is a Person existing under the laws of the United States, any state thereof or the District of Columbia and such surviving Person shall expressly assume all the obligations of the Company under the Notes and the Indenture;

(2)    immediately after giving effect to such transaction (on a pro forma basis, including any Indebtedness incurred or anticipated to be incurred in connection with such transaction and the other adjustments that are referred to in the definition of “Consolidated Fixed Charge Coverage Ratio”), the

Company or the surviving Person is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant;

(3)    immediately before and immediately after giving effect to such transaction (including any Indebtedness incurred or anticipated to be incurred in connection with the transaction), no Default or Event of Default shall have occurred and be continuing; and

(4)    the Company or the surviving entity, as the case may be, has delivered to the Trustee an officers’ certificate and opinion of counsel, each stating that such consolidation, merger or transfer complies with the Indenture, that the surviving Person agrees to be bound thereby and by the Notes and the Registration Rights Agreement, and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Notwithstanding the foregoing clauses (1), (2) and (3):

(a)    any Restricted Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company; and

(b)    the Company may merge with an Affiliate that is (x) a Person that has no material assets or liabilities and which was organized solely for the purpose of reorganizing the Company in another jurisdiction or (y) a Restricted Subsidiary of the Company so long as all assets of the Company and the Restricted Subsidiaries immediately prior to such transaction are owned by such Restricted Subsidiary and its Restricted Subsidiaries immediately after the consummation thereof.

This covenant will not apply to the Mergers.

The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the surviving entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of “—Limitation on Asset Sales”) will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless:

(1)    the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a Person organized and existing under the laws of the United States or any State thereof or the District of Columbia;

(2)    such entity assumes by supplemental indenture all of the obligations of the Guarantor on the Guarantee;

(3)    immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(4)    immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (2) of the third paragraph of this covenant.

Any merger or consolidation of a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor, or of a Restricted Subsidiary with and into a Guarantor, need only comply with clause (4) of the third paragraph of this covenant.

Notwithstanding the foregoing, a Guarantor may merge with an Affiliate that is a Person that has no material assets or liabilities and which was organized solely for the purpose of reorganizing such Guarantor in another jurisdiction.

Limitation on Asset Sales.    Prior to the Effective Date, the Company will not consummate an Asset Sale except in connection with the consummation of the Transactions and the transactions contemplated by the Escrow Agreement including the BWAY Assumption and related release of the Escrowed Property.

From and after the Effective Date, the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)    the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company’s Board of Directors);

(2)    at least 75% of the consideration received by the Company or such Restricted Subsidiary, as the case may be, from such Asset Sale shall be cash or Cash Equivalents and is received at the time of such disposition; provided that the amount of (x) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes and other than liabilities consisting of Disqualified Capital Stock) (i) that are assumed by the transferee of any such assets and from which the Company and its Restricted Subsidiaries are unconditionally released or indemnified against by such transferee or (ii) in respect of which neither the Company nor any Restricted Subsidiary following such sale has any obligation and (y) any notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are promptly, but in no event more than 60 days after receipt, converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received), shall be deemed to be cash for purposes of this provision; and

(3)    upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof either:

(a)    to prepay any Senior Debt, Guarantor Senior Debt or Indebtedness of a Restricted Subsidiary that is not a Guarantor and, in the case of any Senior Debt, Guarantor Senior Debt or Indebtedness of a Restricted Subsidiary that is not a Guarantor under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility;

(b)    to reinvest in Productive Assets; or

(c)    a combination of prepayment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

Limitation of Guarantees by Restricted Subsidiaries.    On the Effective Date, BWAY Manufacturing provided a Guarantee of payment of the Notes. From and after the Effective Date, the Company will not permit any of its Restricted Subsidiaries, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company (other than: (1) Permitted Indebtedness of a Restricted Subsidiary of the Company; (2) Indebtedness under Currency Agreements in reliance on clause (5) of the definition of “Permitted Indebtedness”; or (3) Interest Swap Obligations incurred in reliance on clause (4) of the definition of “Permitted Indebtedness”), unless, in any such case:

(1)    such Restricted Subsidiary executes and delivers a supplemental indenture to the Indenture, providing a guarantee of payment of the Notes by such Restricted Subsidiary, and

(2)    (a) if any such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Senior Debt, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such Senior Debt may be superior to such guarantee of the Notes pursuant to subordination provisions no less favorable to the Holders of the Notes than those contained in the Indenture and (b) if such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the Notes, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such subordinated Indebtedness shall be subordinated to such guarantee at least to the same extent that the Notes are subordinated to Senior Debt.

Notwithstanding the foregoing, any such Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Holder, upon:

(1)    the release of such Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which such Guarantee was executed and delivered pursuant to the preceding paragraph;

(2)    any sale or other disposition (by merger or otherwise) to any Person which is not a Restricted Subsidiary of the Company of all of the Company’s Capital Stock in, or all or substantially all of the assets of, such Restricted Subsidiary; provided that (a) such sale or disposition of such Capital Stock or assets is otherwise in compliance with the terms of the Indenture and (b) in the case of a sale of substantially all assets, such assumption, guarantee or other liability of such Restricted Subsidiary has been released by the holders of the other Indebtedness of the Company so guaranteed;

(3)    the Legal Defeasance of the Notes as described under “Legal Defeasance and Covenant Defeasance”; or

(4)    such Restricted Subsidiary being designated as an Unrestricted Subsidiary in compliance with the provisions of the Indenture.

Conduct of Business.    Prior to the Effective Date, the Company will not engage in any business operations other than those in connection with the issuance of the Notes, the Escrow Agreement and the Transactions.

From and after the Effective Date, the Company and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar, related or ancillary to the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date except to the extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Reports to Holders.    The Indenture will provide that, from and after the Effective Date, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish the Holders of Notes:

(1)    all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms; and

(2)    all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations.

In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for a period of two years after the Issue Date, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act if at the time of such request the Company is not subject to Section 13 or 15(d) of the Exchange Act. The Company will be deemed to have satisfied such requirements if Holding files and provides reports, documents and information of the types otherwise so required, in each case within the applicable time periods, and the Company is not required to file such reports, documents and information separately under the applicable rules and regulations of the Commission (after giving effect to any exemptive relief) because of the filings by Holding.

Events of Default

The following events are defined in the Indenture as “Events of Default”:

(1)    the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

(2)    the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer or a Mandatory Redemption) (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

(3)    a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the “Merger, Consolidation and Sale of Assets” covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4)    the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary (other than a Receivables Entity) of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $15.0 million or more at any time;

(5)    one or more judgments in an aggregate amount in excess of $15.0 million shall have been rendered against the Company or any of its Significant Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(6)    certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries; and

(7)    any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared by a court of competent jurisdiction to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found by a court of competent jurisdiction to be invalid or any Guarantor that is a Significant Subsidiary denies in writing its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same:

(1)    shall become immediately due and payable; or

(2)    if there are any amounts outstanding under the Credit Facility, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Facility or 5 business days after receipt by the Company and the Representative under the Credit Facility of such Acceleration Notice but only if such Event of Default is then continuing.

If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

(1)    if the rescission would not conflict with any judgment or decree;

(2)    if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3)    to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4)    if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5)    in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers’ certificate to the effect that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Under the Indenture, the Company is required to provide an officers’ certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor shall have any liability for any obligations of the Company or any Guarantor under the Notes, any Guarantee thereof, or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, and subject to its compliance with the applicable requirements set forth in the Indenture, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

(1)    the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(2)    the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

(3)    the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, and subject to its compliance with the applicable requirements set forth in the Indenture, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1)    either:

(a)    all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b)    all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)    the Company has paid all other sums payable under the Indenture by the Company; and

(3)    the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

From time to time, the Company and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

(1)    reduce the amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2)    reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(3)    reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

(4)    make any Notes payable in money other than that stated in the Notes;

(5)    make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

(6)    after the Company’s obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer with respect to a Change of Control that has occurred or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto;

(7)    make any change to the paragraph of the Notes providing for a Mandatory Redemption which would adversely affect the rights of any of the Holders to receive the Mandatory Redemption Price;

(8)    modify or change any provision of the Indenture or the related definitions affecting the subordination or ranking of the Notes or any Guarantee in a manner which adversely affects the Holders; or

(9)    release any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

The subordination provisions of the Indenture may not be amended or modified unless certain holders of Senior Debt consent to such amendment or modification.

Governing Law

The Indenture will provide that it, the Notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that such principles are not mandatorily applicable by statute and the application of the law of another jurisdiction would be required thereby.

The Trustee

The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness (1) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or (2) assumed in connection with the acquisition of assets from such Person, in each case whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition. Acquired Indebtedness shall be deemed to have been incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary of the Company and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing. Notwithstanding the foregoing, no Person (other than the Company or any Subsidiary of the Company) in whom a Receivables Entity makes an Investment in connection with a Qualified Receivables Transaction shall be deemed to be an Affiliate of the Company or any of its Subsidiaries solely by reason of such Investment.

“Asset Acquisition” means (1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Restricted Subsidiary of the Company of: (1) any Capital Stock of any Restricted Subsidiary of the Company; or (2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business. Notwithstanding the foregoing, asset sales or other dispositions shall not include:

(a)    any transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million;

(b)    the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under “Merger, Consolidation and Sale of Assets”;

(c)    the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof;

(d)    the factoring of accounts receivable arising in the ordinary course of business pursuant to arrangements customary in the industry (as determined in good faith by the Company);

(e)    the licensing of intellectual property;

(f)    disposals or replacements of obsolete equipment in the ordinary course of business;

(g)    the sale, lease, conveyance, disposition or other transfer by the Company or any Restricted Subsidiary of assets or property in transactions constituting Investments that are not prohibited under the “Limitation on Restricted Payments” covenant;

(h)    sales of accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity (for the purposes of this clause (h), Purchase Money Notes shall be deemed to be cash);

(i)    transfers of accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” (or a fractional undivided interest therein) by a Receivables Entity in a Qualified Receivables Transaction; and

(j)    leases or subleases to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries.

“Board of Directors” means, as to any Person, the board of directors or other governing body of such Person or any duly authorized committee thereof or, if such Person is owned or managed by a single entity, the board of directors or other governing body of such entity or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Borrowing Base” means the sum (determining as of the end of the most recently ended fiscal quarter for which consolidated financial statements of the Company are available) of (1) 60% of the net book value of the Inventory of the Company and its Restricted Subsidiaries and (2) 85% of the net book value of the Receivables of the Company and its Restricted Subsidiaries.

“BWAY” means BWAY Corporation, a Delaware corporation.

“BWAY Manufacturing” means BWAY Manufacturing, Inc., a Delaware corporation.

“Capital Stock” means:

(1)    with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person; and

(2)    with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Equivalents” means:

(1)    marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2)    marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Ratings Group (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”);

(3)    commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4)    certificates of deposit or bankers’ acceptances (or with respect to foreign banks, similar instruments) maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $200.0 million;

(5)    certificates of deposit or bankers’ acceptances or similar instruments maturing within one year from the date of acquisition thereof issued by any foreign bank that is a lender under the Credit Facility having at the date of acquisition thereof combined capital and surplus of not less than $500 million;

(6)    repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(7)    investments in money market funds which invest at least 85% of their assets in securities of the types described in clauses (1) through (6) above.

“Change of Control” means the occurrence of one or more of the following events:

(1)    any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons (other than one or more Permitted Holders) for purposes of Section 13(d) of the Exchange Act (a “Group”) (whether or not otherwise in compliance with the provisions of the Indenture);

(2)    the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

(3)     any Person or Group (other than one or more Permitted Holders) shall become the beneficial owner, directly or indirectly, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company, provided that so long as the Company is, and continues to be, a Subsidiary of a parent Person, no Person shall be deemed to be or become a beneficial owner of more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company unless such Person shall be or become a beneficial owner of more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of such parent Person; or

(4)    the first day on which a majority of the Board of Directors of the Company are not Continuing Directors.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of:

(1)    Consolidated Net Income; and

(2)    to the extent Consolidated Net Income has been reduced thereby:

(a)    all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period;

(b)    Consolidated Interest Expense;

(c)    charges attributable to the exercise of employee options vesting upon the consummation of the Transactions; and

(d)    (x) the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period) less (y) any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the “Four Quarter Period”) ending prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the “Transaction Date”) to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1)    the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period;

(2)    any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including pro forma adjustments for cost savings (“Cost Savings Adjustments”) that the Company reasonably believes in good faith could have been achieved during the Four Quarter Period as a result of such acquisition or disposition (provided that both (i) such cost savings were identified and quantified in an Officers’ Certificate delivered to the Trustee on or prior to the Transaction Date and (ii) with respect to each acquisition or disposition completed prior to the 90th day preceding the Transaction Date, actions were commenced or initiated by the Company within 90 days of such acquisition or disposition to effect such cost savings identified in such Officers’ Certificate and with respect to any other acquisition or disposition, such Officers’ Certificate sets forth the specific steps to be taken within the 90 days after such acquisition or disposition to accomplish such cost savings) attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four Quarter Period;

(3)    with respect to any such Four Quarter Period commencing prior to the Transactions, the Transactions (including any Cost Savings Adjustments) shall be deemed to have taken place on the first day of such Four Quarter Period; and

(4)    any asset sales or asset acquisitions (including any Consolidated EBITDA (including any Cost Savings Adjustments) attributable to the assets which are the subject of the asset acquisition or asset sale during the Four Quarter Period) that have been made by any Person that has become a Restricted Subsidiary of the Company or has been merged with or into the Company or any Restricted Subsidiary of the Company during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date that would have constituted Asset Sales or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary of the Company or subsequent to such Person’s merger into the Company, as if such asset sale or asset acquisition (including the incurrence, assumption or liability for any Indebtedness or Acquired Indebtedness in connection therewith) occurred on the first day of the Four Quarter Period;

provided that to the extent that clause (2) or (4) of this sentence requires that pro forma effect be given to an asset sale or asset acquisition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(1)    interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

(2)    if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and

(3)    notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1)    Consolidated Interest Expense (excluding amortization or write-off of debt issuance costs relating to the Transactions and the financing therefor or relating to retired or existing Indebtedness and amortization or write-off of customary debt issuance costs relating to future Indebtedness incurred in the ordinary course of business); plus

(2)    the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum of, without duplication:

(1)    the aggregate of all cash and non-cash interest expense with respect to all outstanding Indebtedness of such Person and its Restricted Subsidiaries, including the net costs associated with Interest Swap Obligations for such period determined on a consolidated basis in conformity with GAAP; and

(2)    the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Income” of the Company means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom:

(1)    gains and losses from Asset Sales (without regard to the $1.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto and the related tax effects according to GAAP;

(2)    gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP;

(3)    extraordinary, unusual or nonrecurring gains, losses, income or expense, and the related tax effects;

(4)    for purposes of the “Limitation on Restricted Payments” covenant only, the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary of the Company or is merged or consolidated with the Company or any Restricted Subsidiary of the Company;

(5)    the net income of any Restricted Subsidiary of the Company that is not a Guarantor to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

(6)    the net loss of any Person other than a Restricted Subsidiary of the Company;

(7)    the net income of any Person, other than a Restricted Subsidiary of the Company, except to the extent of cash dividends or distributions paid to the Company or to a Restricted Subsidiary of the Company by such Person unless, in the case of a Restricted Subsidiary of the Company who receives such dividends or distributions, such Restricted Subsidiary is subject to clause (5) above;

(8)    non-cash compensation charges, including any arising from existing stock options resulting from any merger or recapitalization transaction; and

(9)    any fees, expenses or charges related to the Transactions or the transactions contemplated by the Transactions.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1)    was a member of such Board of Directors on the Effective Date;

(2)    was nominated for election or elected to such Board of Directors with, or whose election to such Board of Directors was approved by, the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election; or

(3)    is any designee of a Permitted Holder or was nominated by a Permitted Holder or any designees of a Permitted Holder on the Board of Directors.

“Credit Facility” means the Credit Agreement dated as of May 22, 2001, between the Company, the lenders party thereto in their capacities as lenders thereunder and Deutsche Bank Trust Company Americas, as agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or one or more successor or replacement agreements and whether with the same or any other agent, lender or group of lenders and whether provided under the original Credit Facility or one or more other credit agreements or otherwise.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Designated Senior Debt” means (1) Indebtedness under or in respect of the Credit Facility and (2) any other Indebtedness constituting Senior Debt which, at the time of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof, are committed to lend up to, at least $30.0 million and is specifically designated in the instrument evidencing such Senior Debt as “Designated Senior Debt” by the Company.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the Notes.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

“Foreign Subsidiary” means (i) any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and (ii) any Restricted Subsidiary of the Company that has no material assets other than securities of one or more Foreign Subsidiaries, and other assets relating to an ownership interest in any such securities or Foreign Subsidiaries.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Guarantor” means each of the Company’s Restricted Subsidiaries that executes the Indenture or a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture. As of the date of this prospectus, the only Guarantor is BWAY Manufacturing.

“Guarantor Senior Debt” means, with respect to any Guarantor: the principal of, and premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of a Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Guarantee of such Guarantor. Without limiting the generality of the foregoing, “Guarantor Senior Debt” shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

(x)    all monetary obligations of every nature of such Guarantor under, or with respect to, the Credit Facility, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof);

(y)    all Interest Swap Obligations of such Guarantor (and guarantees thereof by such Guarantor); and

(z)    all obligations of such Guarantor (and guarantees thereof by such Guarantor) under Currency Agreements;

in each case whether outstanding on the Issue Date or thereafter incurred.

Notwithstanding the foregoing, “Guarantor Senior Debt” shall not include:

(1)    any Indebtedness of such Guarantor to a Subsidiary of such Guarantor;

(2)    Indebtedness to, or guaranteed on behalf of, any director, officer or employee of such Guarantor or any Subsidiary of such Guarantor (including, without limitation, amounts owed for compensation);

(3)    Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services;

(4)    Indebtedness represented by Disqualified Capital Stock;

(5)    any liability for federal, state, local or other taxes owed or owing by such Guarantor;

(6)    that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under “Limitation on Incurrence of Additional Indebtedness” (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an officers’ certificate of the Company to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture);

(7)    Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company; and

(8)    any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of such Guarantor.

“Holding” means BCO Holding Company, a Delaware corporation.

“Holding Expenses” means

(i) costs (including all professional fees and expenses) incurred by Holding in connection with its reporting obligations under or in compliance with applicable laws, applicable rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, the Indenture or any other agreement or instrument relating to Indebtedness of the Company or any Restricted Subsidiary, including any reports filed with respect to the Securities Act, Exchange Act or the respective rules and regulations promulgated thereunder,

(ii) obligations of Holding in respect of indemnification owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person, or obligations under or in respect of director and officer insurance policies,

(iii) fees and expenses payable by Holding in connection with the Transactions,

(iv) other operational expenses of Holding incurred in the ordinary course of business in an amount not to exceed $1.0 million in any fiscal year, and

(v) expenses incurred by Holding in connection with any public offering of Capital Stock or Indebtedness

(x) where the net proceeds of such offering are intended to be received by or contributed or loaned to the Company or a Restricted Subsidiary, or

(y) in a prorated amount of such expenses in proportion to the amount of such net proceeds intended to be so received, contributed or loaned, or

(z) otherwise on an interim basis prior to completion of such offering so long as Holding shall cause the amount of such expenses to be repaid to the Company or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed.

“Holding Related Taxes” means

(x) any taxes, charges or assessments, including but not limited to sales, use, transfer, rental, ad valorem, value-added, stamp, property, consumption, franchise, license, capital, net worth, gross receipts, excise, occupancy, intangibles or similar taxes, charges or assessments (other than federal, state or local taxes measured by income and federal, state or local withholding imposed on payments made by Holding), required to be paid by Holding by virtue of its being incorporated or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than BWAY Finance, the Company or any of its Subsidiaries), or being a holding company parent of BWAY Finance or the Company or receiving dividends from or other distributions in respect of the Capital Stock of BWAY Finance or the Company, or having guaranteed any obligations of BWAY Finance, the Company or any Subsidiary thereof, or having made any payment in respect of any of the items for which BWAY Finance or the Company is permitted to make payments to Holding pursuant to the covenant described in “—Limitations on Restricted Payments”, or

(y) any other federal, state, foreign, provincial or local taxes measured by income for which Holding is liable up to an amount not to exceed with respect to any such taxes the total amount of such taxes that the Company and BWAY Finance would have each been required to pay on a separate company basis or on a consolidated basis if the Company had filed a consolidated return on behalf of an affiliated group (as defined in Section 1504 of the Internal Revenue Code, or an analogous provision of state, local or foreign law) of which it were the common parent and that included BWAY Finance, or with respect to state and local taxes, on a combined basis if the Company had filed a combined return on behalf of an affiliated group consisting only of BWAY Finance, the Company and its Subsidiaries.

“Indebtedness” means with respect to any Person, without duplication:

(1)    all Obligations of such Person for borrowed money;

(2)    all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)    all Capitalized Lease Obligations of such Person;

(4)    all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business);

(5)    all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(6)    guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7)    all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any lien on any property or asset of such Person, but which Obligations are not assumed by such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured;

(8)    all Obligations under currency agreements and interest swap agreements of such Person; and

(9)    all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

For purposes hereof, (x) the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock and (y) any transfer of accounts receivable or other assets which constitute a sale for purposes of GAAP shall not constitute Indebtedness hereunder.

“Interest Swap Obligations” means the obligations of any Person, pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount.

“Inventory” means goods held for sale or lease by a Person in the ordinary course of business, net of any reserve for goods that have been segregated by such Person to be returned to the applicable vendor for credit, as determined in accordance with GAAP.

“Investment” by any Person in any other Person means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, such other Person. “Investment” shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. For the purposes of the “Limitation on Restricted Payments” covenant:

(1)    the Company shall be deemed to have made an “Investment” equal to the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and the aggregate amount of Investments made subsequent to the Issue Date shall exclude (to the extent the designation as an Unrestricted Subsidiary was included as a Restricted Payment) the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary, not to exceed the amount of the Investment deemed made at the date of designation thereof as an Unrestricted Subsidiary; and

(2)    the amount of any Investment shall be the cost of such Investment by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, writedowns or write-offs with respect to such Investment, reduced by the payment of dividends or distributions (including tax sharing payments) in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts has been included in Consolidated Net Income for purposes of making any Restricted Payment. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, more than 50% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

“Issue Date” means the date of original issuance of the old notes.

“Joint Venture” means a corporation, partnership or other business entity, other than a Subsidiary of the Company, engaged or proposed to be engaged in the same or a similar line of business as the Company in which the Company owns, directly or indirectly, not less than 30% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers and trustees thereof, with the balance of the ownership interests being held by one or more third parties.

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Merger Agreement” means the Agreement and Plan of Merger dated as of September 30, 2002 by and among the Company, Holding and BCO Acquisition, Inc., as amended, waived, supplemented or otherwise modified from time to time.

“Mergers” means (i) the merger of BCO Acquisition, Inc. with and into BWAY, with BWAY as the surviving corporation, and (ii) the merger of BWAY Finance with and into BWAY, with BWAY as the surviving corporation, in each case in connection with the consummation of the Transactions.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

(1)    out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2)    taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

(3)    repayment of Senior Debt, Guarantor Senior Debt or Indebtedness of a Restricted Subsidiary that is not a Guarantor that is required to be repaid in connection with such Asset Sale; and

(4)    any portion of cash proceeds which the Company determines in good faith should be reserved for post-closing adjustments, it being understood and agreed that on the day that all such post-closing adjustments have been determined, the amount (if any) by which the reserved amount in respect of such Asset Sale exceeds the actual post-closing adjustments payable by the Company or any of its Subsidiaries shall constitute Net Cash Proceeds on such date; provided that, in the case of the sale by the Company of an asset constituting an Investment made after the Issue Date (other than a Permitted Investment), the “Net Cash Proceeds” in respect of such Asset Sale shall not include the lesser of (x) the cash received with respect to such Asset Sale and (y) the initial amount of such Investment, less, in the case of clause (y), all amounts (up to an amount not to exceed the initial amount of such Investment) received by the Company with respect to such Investment, whether by dividend, sale, liquidation or repayment, in each case prior to the date of such Asset Sale.

“Obligations” means all obligations for (a) principal, premium, interest, penalties, fees, and (b) to the extent liquidated and quantifiable at the time of determination, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Holders” means Kelso & Company, Kelso Investment Associates VI, L.P., KEP VI, LLC and their respective Affiliates.

“Permitted Indebtedness” means, without duplication, each of the following:

(1)    Indebtedness under the Notes and the Indenture in an aggregate principal amount not to exceed $200 million;

(2)    Indebtedness incurred pursuant to the Credit Facility (including but not limited to the face amount of Indebtedness in respect of letters of credit or bankers’ acceptances issued or created thereunder) not to exceed in the aggregate a principal amount equal to the greater of (x) $90.0 million and (y) the Borrowing Base, in each case less the amount of all repayments of term loans and permanent commitment reductions in the revolving credit portion of the Credit Facility with Net Cash Proceeds of Asset Sales applied thereto as required by the “Limitation on Asset Sales” covenant; provided, that the amount of Indebtedness permitted to be incurred pursuant to the Credit Facility in accordance with this clause (2) shall be in addition to any Indebtedness permitted to be incurred under the Credit Facility in accordance with clauses (10) and (17) below or in accordance with the covenant described under “—Limitation on Incurrence of Additional Indebtedness;”

(3)    other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Effective Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

(4)    Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided that any Indebtedness to which any such Interest Swap Obligations correspond is otherwise permitted to be incurred under the Indenture; provided, further, that such Interest Swap Obligations are entered into, in the judgment of the Company, to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates on their respective outstanding Indebtedness;

(5)    Indebtedness of the Company or any of its Restricted Subsidiaries under Currency Agreements entered into, in the judgment of the Company, to protect the Company or such Restricted Subsidiary from foreign currency exchange rates;

(6)    intercompany Indebtedness owed by any Restricted Subsidiary of the Company to the Company or any Restricted Subsidiary of the Company or by the Company to any Restricted Subsidiary;

(7)    Acquired Indebtedness of any Restricted Subsidiary of the Company that is not a Guarantor to the extent the Company could have incurred such Indebtedness in accordance with the Consolidated Fixed Charge Coverage Ratio of the “Limitation on Incurrence of Additional Indebtedness” covenant on the date such Indebtedness became Acquired Indebtedness; provided that such Acquired Indebtedness was not incurred in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company;

(8)    Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence;

(9)    any refinancing, modification, replacement, renewal, restatement, refunding, deferral, extension, substitution, supplement, reissuance or resale of existing or future Indebtedness (other than pursuant to clauses (2), (4), (5), (6), (8), (10), (11), (12), (13), (14), (15), (16) and (17) of this definition), including any additional Indebtedness incurred to pay interest or premiums required by the instruments governing such existing or future Indebtedness as in effect at the time of issuance thereof (“Required Premiums”) and fees in connection therewith; provided that any such event shall not

(1) result in an increase in the aggregate principal amount of Permitted Indebtedness (except to the extent such increase is a result of a simultaneous incurrence of additional Indebtedness (A) to pay Required Premiums and related fees or (B) otherwise permitted to be incurred under the Indenture) of the Company and its Restricted Subsidiaries and

(2) create Indebtedness with a Weighted Average Life to Maturity at the time such Indebtedness is incurred that is less than the Weighted Average Life to Maturity at such time of the Indebtedness being refinanced, modified, replaced, renewed, restated, refunded, deferred, extended, substituted, supplemented, reissued or resold; provided that no Restricted Subsidiary of the Company that is not a Guarantor may refinance any Indebtedness pursuant to this clause (9) other than its own Indebtedness or the Indebtedness of another Restricted Subsidiary of the Company that is not a Guarantor;

(10)    Indebtedness (including Capitalized Lease Obligations) incurred by the Company or any Restricted Subsidiary to finance or refinance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets), and any refinancing, modification, replacement, renewal, restatement, refunding, deferral, extension, substitution, supplement, reissuance or resale of any Indebtedness incurred pursuant to this clause (10), in an aggregate principal amount outstanding not to exceed $15.0 million at the time of any incurrence thereof (which amount may, but need not be, incurred in whole or in part under the Credit Facility);

(11)    the incurrence by a Receivables Entity of Indebtedness in a Qualified Receivables Transaction that is not recourse to the Company or any Restricted Subsidiary of the Company (except for Standard Securitization Undertakings);

(12)    Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers’ compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(13)    Indebtedness arising from agreements of the Company or a Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price, earn out or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary of the Company, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition, provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(14)    obligations in respect of judgment, appeal, performance and surety bonds, completion guarantees or other similar bonds, instruments or obligations provided, or relating to liabilities or obligations incurred, by the Company or any Restricted Subsidiary of the Company in the ordinary course of business;

(15)    Indebtedness consisting of guarantees (i) by the Company of Indebtedness and any other obligation or liability permitted to be incurred under the Indenture by Restricted Subsidiaries of the Company, and (ii) subject to the provisions of “Limitation on Guarantees by Restricted Subsidiaries,” by Restricted Subsidiaries of the Company of Indebtedness and any other obligation or liability permitted to be incurred by the Company or other Restricted Subsidiaries of the Company;

(16)    Indebtedness incurred by Foreign Subsidiaries of the Company with respect to such Subsidiaries’ working capital requirements in an aggregate principal amount outstanding at any time not to exceed $5.0 million; and

(17)    additional Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount not to exceed $20.0 million at any one time outstanding (which amount may, but need not be incurred in whole or in part under the Credit Facility).

“Permitted Investments” means:

(1)    Investments by the Company or any Restricted Subsidiary of the Company in any Restricted Subsidiary of the Company (whether existing on the Issue Date or created thereafter) and Investments in the Company by any Restricted Subsidiary of the Company;

(2)    cash and Cash Equivalents;

(3)    Investments existing on the Effective Date and Investments made on the Effective Date pursuant to the Merger Agreement;

(4)    loans and advances to employees, officers and directors of the Company and its Restricted Subsidiaries not in excess of $5.0 million at any one time outstanding;

(5)    accounts receivable owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the customary trade terms;

(6)    Currency Agreements and Interest Swap Obligations entered into by the Company or any of its Restricted Subsidiaries for bona fide business reasons and not for speculative purposes, and otherwise in compliance with the Indenture;

(7)    Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(8)    guarantees by the Company or any of its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred by the Company or any of its Restricted Subsidiaries under the Indenture;

(9)    Investments by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(10)    additional Investments in an amount, taken together with the amount of all other Investments made pursuant to this clause that are at the time outstanding, not exceeding $15.0 million at the time of such Investment plus an amount equal to (a) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date of Qualified Capital Stock of the Company (including Qualified Capital Stock issued upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness) and (b) without duplication of any amounts included in clause (10)(a) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company’s Capital Stock, that in the case of amounts described in clause (10)(a) or (10)(b) are applied by the Company within 180 days after receipt, to make additional Permitted Investments under this clause (10) (such additional Permitted Investments being referred to collectively as “Stock Permitted Investments”);

(11)    any Investment by the Company or a Restricted Subsidiary of the Company in a Receivables Entity or any Investment by a Receivables Entity in any other Person in connection with a Qualified Receivables Transaction; provided that any Investment in a Receivables Entity is in the form of a Purchase Money Note or an equity interest;

(12)    Investments received by the Company or its Restricted Subsidiaries as consideration for asset sales, including Asset Sales; provided in the case of an Asset Sale, (a) such Investment does not exceed 25% of the consideration received for such Asset Sale and (b) such Asset Sale is otherwise effected in compliance with the “Limitation on Asset Sales” covenant;

(13)    Investments by the Company or its Restricted Subsidiaries in Joint Ventures in an aggregate amount not in excess of $5.0 million; and

(14)    that portion of any Investment where the consideration provided by the Company is Capital Stock of the Company (other than Disqualified Capital Stock) or of Holding.

Any net cash proceeds that are used by the Company or any of its Restricted Subsidiaries to make Stock Permitted Investments pursuant to clause (10) of this definition shall not be included in subclauses (x) and (y) of clause (iii) of the second paragraph of the “Limitation on Restricted Payments” covenant.

“Permitted Liens” means the following types of Liens:

(1)    Liens securing the Notes and the Guarantees;

(2)    Liens securing Acquired Indebtedness; provided that (x) such Acquired Indebtedness was not incurred in connection with, or in anticipation or contemplation of, the acquisition giving rise to the incurrence of such Acquired Indebtedness and (y) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company;

(3)    Liens existing on the Effective Date, together with any Liens securing Indebtedness incurred in reliance on clause (9) of the definition of Permitted Indebtedness in order to refinance the Indebtedness secured by Liens existing on the Effective Date; provided that the Liens securing the refinancing Indebtedness shall not extend to property other than that pledged under the Liens securing the Indebtedness being refinanced;

(4)    Liens in favor of the Company on the property or assets, or any proceeds, income or profit therefrom, of any Restricted Subsidiary; and

(5)    other Liens securing Senior Subordinated Indebtedness; provided that the maximum aggregate amount of outstanding obligations secured thereby shall not at any time exceed $5.0 million.

“Person” means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof or any other entity.

“Plan” means any employee benefit plan, retirement plan, deferred compensation plan, restricted stock plan, health, life, disability or other insurance plan or program, employee stock purchase plan, employee stock ownership plan, pension plan, stock option plan or similar plan or arrangement of the Company or any Subsidiary of the Company, or other successor plan thereof, and “Plans” shall have a correlative meaning.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Productive Assets” means assets (including Capital Stock) of a kind used or usable in the businesses of the Company and its Restricted Subsidiaries as, or related to such business, conducted on the date of the relevant Asset Sale.

“Purchase Money Note” means a promissory note of a Receivables Entity evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company in connection with a Qualified

Receivables Transaction to a Receivables Entity, which note is intended to be repaid from cash available to the Receivables Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any or its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Entity (in the case of a transfer by the Company or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Receivable” means a right to receive payment arising from a sale or lease of goods or services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit, as determined in accordance with GAAP.

“Receivables Entity” means a Wholly Owned Subsidiary of the Company (or another Person in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Entity:

(1)    no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which:

(i)    is guaranteed by the Company or any Subsidiary of the Company (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(ii)    is recourse to or obligates the Company or any Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings; or

(iii)    subjects any property or asset of the Company or any Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2)    with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable; and

(3)    to which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results other than through the contribution of additional Receivables, related security and collections thereto and proceeds of the foregoing.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Representative” means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Debt; provided that if, and for so long as, any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt in respect of any Designated Senior Debt.

“Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

“Senior Debt” means the principal of, and premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, “Senior Debt” shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

(1)    all monetary obligations of every nature of the Company under, or with respect to, the Credit Facility, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof);

(2)    all Interest Swap Obligations of the Company (and guarantees thereof by the Company); and

(3)    all obligations of the Company (and guarantees thereof by the Company) under Currency Agreements;

in each case whether outstanding on the Issue Date or thereafter incurred.

Notwithstanding the foregoing, “Senior Debt” shall not include:

(1)    any Indebtedness of the Company to a Subsidiary of the Company;

(2)    Indebtedness to, or guaranteed on behalf of, any director, officer or employee of the Company or any Subsidiary of the Company (including, without limitation, amounts owed for compensation);

(3)    Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services;

(4)    Indebtedness represented by Disqualified Capital Stock;

(5)    any liability for federal, state, local or other taxes owed or owing by the Company;

(6)    that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under “Limitation on Incurrence of Additional Indebtedness” (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an officers’ certificate of the Company to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture);

(7)    Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company; and

(8)    any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Company.

“Senior Subordinated Indebtedness” means (i) the Notes and the Guarantee of any Guarantor, (ii) the Indebtedness under the Company’s 10¼% Senior Subordinated Notes due 2007 and (iii) any other Indebtedness of the Company or any Guarantor that specifically provides that such Indebtedness is to rank pari passu with the Notes or the Guarantee of such Guarantor, as the case may be, and is not by its express terms subordinate in right of payment to any Indebtedness of the Company or such Guarantor, as the case may be, which is not Senior Debt or Guarantor Senior Debt, as the case may be.

“Significant Subsidiary”, with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which are reasonably customary in an accounts receivable transaction.

“Subordinated Obligation” means any Indebtedness (other than any Indebtedness under the Company’s 10¼% Senior Subordinated Notes due 2007) of the Company or any Guarantor (whether outstanding on the Issue Date or thereafter incurred) which is expressly subordinate in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be, pursuant to a written agreement.

“Subsidiary”, with respect to any Person, means:

(1)    any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

(2)    any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Transactions” means, collectively,

(i) the Mergers, including the cash and other investments in Holding made by the Permitted Holders and certain stockholders and option holders of the Company in connection therewith,

(ii) the amendment and restatement or refinancing, as the case may be, of the Credit Facility,

(iii) the offer and sale of the old notes,

(iv) the tender offer and consent solicitation with respect to the Company’s 10¼% Senior Subordinated Notes due 2007,

(v) the redemption of any such Notes not tendered into such tender offer,

(vi) the payment to one of the Permitted Holders of a one-time deal fee of $4,950,000 and

(vii) all other transactions, arrangements and agreements related to the Mergers or the financing thereof.

“Unrestricted Subsidiary” of any Person means:

(1)    any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2)    any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that:

(1)    the Company certifies to the Trustee that such designation complies with the “Limitation on Restricted Payments” covenant; and

(2)    each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

(1)    immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant; and

(2)    immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Subsidiary” means any Restricted Subsidiary of the Company all the outstanding voting securities of which (other than directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned, directly or indirectly, by the Company.

BOOK-ENTRY; DELIVERY AND FORM

The new notes will be issued in the form of one or more registered notes in global form, without interest coupons (the “Global Notes”). Upon issuance, the Global Notes will be deposited with, or on behalf of The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee.

The Global Notes

We expect that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium (if any), interest (including Additional Interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including Additional Interest) on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the Global Notes for Certificated Securities.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated Securities shall be issued in exchange for beneficial interests in the Global Notes (i) under limited circumstances described in the indenture, if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by us within 90 days.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until 90 days after the date of this prospectus, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that is entitled to use such documents and that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax considerations relating to the purchase, ownership and disposition of notes (not including any additional notes subsequently issued) but does not purport to be a complete analysis of all the potential tax considerations. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retro-active basis. This summary deals only with holders that purchased old notes at their original issuance at their issue price and that will hold notes as “capital assets” (within the meaning of Section 1221 of the Code). This summary does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as certain financial institutions, tax-exempt organizations, S Corporations, partnerships or other pass-through entities, insurance companies, broker-dealers, dealers or traders in securities or currencies, expatriates subject to Code Section 877 and taxpayers subject to the alternative minimum tax, and also does not discuss notes held as part of a hedge, straddle, synthetic security or conversion transaction, or situations in which the “functional currency” of a United States holder (as defined below) is not the United States dollar. Moreover, the effect of any applicable estate, state, local or non-United States tax laws is not discussed. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with our statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE ESTATE TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

The term “United States holder” means a holder of a note that is, for United States federal income tax purposes:

(1)    a citizen or resident of the United States;

(2)    a corporation created or organized under the laws of the United States or of any political subdivision thereof;

(3)    an estate, the income of which is subject to United States federal income taxation regardless of source; or

(4)    a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons has the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

The term “non-United States holder” means a holder of a note that is neither a United States holder nor a partnership for United States federal income tax purposes.

United States Holders

Payment of Interest.    The stated interest on a note generally will be included in the income of a United States holder as ordinary income at the time such interest is accrued or received in accordance with the holder’s method of accounting for United States federal income tax purposes.

Additional Interest.    Because the old notes provided for the payment of additional interest under certain circumstances, it is possible that the IRS could assert that such additional interest represents a “contingent payment.” If additional interest is so treated, the notes may be treated as contingent payment debt instruments, in which case the timing and amount of income inclusion and the character of income recognized may be different from the consequences discussed herein. However, the Treasury regulations regarding debt instruments that provide for one or more contingent payments state that, for purposes of determining whether a debt instrument is a contingent payment debt instrument, contingencies that are remote or incidental as of the issue date are ignored. We believe that, as of the issue date, the possibility of additional interest was remote or incidental and, accordingly, we do not intend to treat the notes as contingent payment debt instruments. Such determination by us is binding on all holders except a holder that discloses its differing position in a statement attached to its timely filed United States federal income tax return for the taxable year during which a note was acquired or other taxable disposition. We also believe that payments of additional interest that were actually made were incidental and that the notes are not treated as reissued as a result of such payments. If the IRS were to take the position that such payments were not incidental, the notes would be treated as reissued, in which case the timing and amount of income inclusion and the character of income recognized may be different from the consequences discussed herein. This discussion assumes that the notes will not be treated as contingent payment debt instruments nor as having been reissued.

Exchange of Notes in the Exchange Offer.    The exchange of old notes for new notes in the exchange offer should not constitute a taxable event to United States holders. Consequently, a United States holder should not recognize gain or loss upon receipt of a new note, the United States holder’s basis in the new note should be the same as its basis in the corresponding old note immediately before the exchange, and the United States holder’s holding period in the new note should include the holder’s holding period in the old note exchanged therefor.

Sale, Exchange, Redemption or other Taxable Disposition of the Notes.    Upon the sale, exchange, redemption or other taxable disposition of a note, a United States holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange, redemption or other taxable disposition (not including the amount of accrued and unpaid interest) and (ii) that holder’s adjusted tax basis in the note. A United States holder’s adjusted tax basis in a note generally will equal the cost of the note to that holder reduced by any principal payments received by such holder. The capital gain or loss will be long-term capital gain or loss if the United States holder’s holding period in the note is more than one year at the time of sale, exchange, redemption or other taxable disposition.

A United States holder that sells a note between interest payment dates will be required to treat as ordinary interest income an amount equal to interest that has accrued through the date of sale and has not previously been includible in income.

Information Reporting and Backup Withholding Tax.    In general, we must report certain information to the IRS with respect to payments of principal, premium, if any, and interest on a note (including the payment of liquidated damages) and payments of the proceeds of the sale of a note to certain non-corporate United States holders. The payor (which may be us or an intermediate payor) will be required to withhold backup withholding tax at applicable rates if (i) the payee fails to furnish a taxpayer identification number (“TIN”) to the payor or establish an exemption from backup withholding, (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iii) there has been a notified payee underreporting described in Section 3406(c) of the Code or (iv) the payee has not certified under the penalty of perjury that it has furnished a correct TIN and that the IRS has not notified the payee that it is subject to backup withholding under the Code. Any amounts withheld under the backup withholding rules from a payment to a United States holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Non-United States Holders

Payment of Interest.    Generally, interest income of a non-United States holder that is not effectively connected with a United States trade or business will be subject to a withholding tax at a 30% rate (or, if applicable, a lower treaty rate). However, interest paid on a note by us or any paying agent to a non-United States holder will qualify for the “portfolio interest exemption” and therefore, subject to the discussion of backup withholding below, will not be subject to United States federal income tax or withholding tax, provided that interest income is not effectively connected with a United States trade or business of the non-United States holder and provided that (i) the non-United States holder does not actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, (ii) the holder is not a controlled foreign corporation related to us actually or constructively through stock ownership, (iii) the holder is not a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and (iv) subject to the immediately following paragraph, either (a) the holder provides an applicable Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its non-United States status in compliance with applicable law and regulations, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the notes and provides a statement to us or our agent under penalties of perjury in which it certifies that such an applicable Form W-8 (or a suitable substitute) has been received by it from the non-United States holder or qualifying intermediary and furnishes us or our agent with a copy thereof.

Except to the extent that an applicable treaty otherwise provides, a non-United States holder generally will be taxed in the same manner as a United States holder with respect to interest if the interest income is effectively connected with a United States trade or business of the non-United States holder. Effectively connected interest received by a corporate non-United States holder may also, in some circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the holder delivers a properly executed IRS Form W-8 ECI (or a suitable substitute form) to the payor.

Additional Interest.    We believe that the possibility of additional interest was remote and incidental as of the issue date and, accordingly, we do not intend to treat the notes as contingent payment debt instruments. We also believe that payments of additional interest that were actually made were incidental and that the notes are not treated as reissued as a result of such payments. This discussion assumes that the notes will not be treated as contingent payment debt instruments nor as having been reissued. See “United States Holders—Additional Interest.”

Exchange of Notes in the Exchange Offer.    The exchange of old notes for new notes in the exchange offer should not constitute a taxable event for United States federal income tax purposes. See “United States Holders—Exchange of Notes in the Exchange Offer.”

Sale, Exchange, Redemption or Other Taxable Disposition of Notes.    A non-United States holder of a note will generally not be subject to United States federal income tax or withholding tax on any gain realized on a sale, exchange, redemption or other taxable disposition of the note (other than any amount representing accrued but unpaid interest on the note, which is subject to the rules discussed above under “Non-United States Holders—Payment of Interest”) unless (i) the gain is effectively connected with a United States trade or business of the non-United States holder or (ii) in the case of a non-United States holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met.

Information Reporting and Backup Withholding Tax.    United States information reporting requirements and backup withholding tax will not apply to payments on a note to a non-United States holder if the statement described in “Non-United States Holders—Payment of Interest” is duly provided by such holder, provided that the payor does not have actual knowledge or reason to know that the holder is a United States person.

LEGAL MATTERS

The validity of the notes and the enforceability of BWAY Corporation’s obligations under the notes will be passed upon for us by Debevoise & Plimpton. Debevoise & Plimpton also represented Kelso & Company and its investment funds in connection with the transactions, including with respect to their arrangements with us. Debevoise & Plimpton is located at 919 Third Avenue, New York, New York 10022.

EXPERTS

The consolidated financial statements as of September 29, 2002 and September 30, 2001, and for each of the three years in the period ended September 29, 2002, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s merger and the application of the provisions of Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections,” resulting in the reclassification of an extraordinary loss from the extinguishment of debt in fiscal 2001 to continuing operations), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Page
Independent Auditors’ Report	F-2

Consolidated Balance Sheets as of September 30, 2001 and September 29, 2002	F-3

Consolidated Statements of Operations for the years ended October 1, 2000, September 30, 2001 and September 29, 2002	F-4

Consolidated Statements of Stockholders’ Equity for the years ended October 1, 2000, September 30, 2001 and September 29, 2002	F-5

Consolidated Statements of Cash Flows for the years ended October 1, 2000, September 30, 2001 and September 29, 2002	F-6

Notes to Consolidated Financial Statements	F-7

Unaudited Interim Consolidated Financial Statements

Consolidated Balance Sheets as of September 29, 2002 and June 29, 2003	F-32

Consolidated Statements of Income for the period from February 7, 2003 to June 29, 2003, the period from December 30, 2002 to February 6, 2003, the three months ended June 30, 2002, the period from September 30, 2002 to February 6, 2003 and the nine months ended June 30, 2002

F-33

Consolidated Statements of Cash Flows for the period from February 7, 2003 to June 29, 2003, the period from September 30, 2002 to February 6, 2003 and the nine months ended June 30, 2002	F-34

Notes to Unaudited Interim Consolidated Financial Statements	F-35

BWAY CORPORATION AND SUBSIDIARIES

2002 ANNUAL REPORT

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

BWAY Corporation

We have audited the accompanying consolidated balance sheets of BWAY Corporation and subsidiaries (the “Company”) as of September 29, 2002 and September 30, 2001 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended September 29, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 29, 2002 and September 30, 2001, and the results of its operations and its cash flows for each of the three years in the period ended September 29, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 17 to the consolidated financial statements, on September 30, 2002 the Company has entered into an Agreement and Plan of Merger.

As discussed in Note 18 to the consolidated financial statements, the Company applied the provisions of Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections” and reclassified an extraordinary loss resulting from the extinguishment of debt in fiscal 2001 to continuing operations.

DELOITTE & TOUCHE LLP

Atlanta, Georgia

November 1, 2002, except for Note 4,

as to which the date is March 17, 2003,

and for Note 18, as to which the date is June 9, 2003

BWAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 29, 2002	September 30, 2001
	($ in thousands)
ASSETS
Current assets
Cash and equivalents	$19,490	$285
Accounts receivable, net of allowance for doubtful accounts of $1,769 and $750	51,005	45,052
Inventories, net	44,394	44,989
Current income taxes receivable	—	1,355
Deferred tax asset	5,388	11,880
Assets held for sale	1,023	1,231
Other	2,062	1,616

Total current assets	123,362	106,408
Property, plant and equipment, net	106,820	113,365
Other assets
Goodwill, net of accumulated amortization of $16,553 and $14,291	67,968	70,230
Intangibles, net	4,191	4,618
Deferred financing fees, net of accumulated amortization of $3,002 and $2,025	3,345	4,322
Other	1,000	1,952

Total other assets	76,504	81,122

Total Assets	$306,686	$300,895

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$66,333	$68,881
Accrued salaries and wages	9,885	7,935
Accrued interest	4,797	4,844
Accrued rebates	6,208	5,129
Other	15,672	11,250

Total current liabilities	102,895	98,039
Long-term debt	100,000	112,808
Long-term liabilities
Deferred income taxes	18,865	18,388
Other	12,278	11,225

Total long-term liabilities	31,143	29,613

Commitments and contingencies

Stockholders’ equity
Preferred stock, $.01 par value, shares authorized 5,000,000	—	—
Common stock, $.01 par value, shares authorized 24,000,000; shares issued 9,851,002	99	99
Additional paid-in capital	36,627	36,760
Retained earnings	48,669	36,413

	85,395	73,272

Less: Treasury stock, at cost, shares held 1,142,376 and 1,149,196	(12,747)	(12,837)

Total stockholders’ equity	72,648	60,435

Total Liabilities and Stockholders’ Equity	$306,686	$300,895

The accompanying notes are an integral part of the consolidated financial statements.

BWAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended
	September 29, 2002	September 30, 2001	October 1, 2000
	($ in thousands, except per share data)

Net sales	$527,601	$475,039	$479,775

Costs, expenses and other
Cost of products sold (excluding depreciation and amortization)	456,788	425,084	422,834
Depreciation and amortization	19,582	20,713	22,412
Selling and administrative expense	14,179	15,610	17,057
Merger-related transaction costs (Note 17)	1,478	—	—
Restructuring and impairment charge	1,250	21,500	5,900
Interest expense, net	13,109	15,747	16,657
Gain on curtailment of postretirement benefits	—	—	(1,171)
Other, net	(597)	(970)	(662)

Total costs, expenses and other	505,789	497,684	483,027

Income (loss) before income taxes	21,812	(22,645)	(3,252)
Provision for (benefit from) income taxes	9,556	(6,157)	(334)

Net income (loss)	$12,256	$(16,488)	$(2,918)

Income (loss) per common share
Basic income (loss) per common share	$1.41	$(1.84)	$(0.31)

Diluted income (loss) per common share	$1.33	$(1.84)	$(0.31)

The accompanying notes are an integral part of the consolidated financial statements.

BWAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Years Ended
	September 29, 2002	September 30, 2001	October 1, 2000
	($ in thousands)
Common stock and additional paid-in capital
Balance, beginning of year	$36,859	$36,859	$37,301
Issuance of treasury stock for stock options exercised	(165)	—	—
Tax benefit of stock options exercised	32	—	—
Issuance of treasury stock for employee profit sharing plan	—	—	(442)

Balance, end of year	$36,726	$36,859	$36,859

Retained earnings
Balance, beginning of year	$36,413	$52,901	$55,819
Net income (loss)	12,256	(16,488)	(2,918)

Balance, end of year	$48,669	$36,413	$52,901

Treasury stock, at cost
Balance, beginning of year	$(12,837)	$(10,799)	$(11,067)
Issuance of treasury stock for stock options exercised	479	—	—
Purchase of treasury stock, net	(389)	(2,038)	(471)
Issuance of treasury stock for employee profit sharing plan	—	—	739

Balance, end of year	$(12,747)	$(12,837)	$(10,799)

Total stockholders’ equity	$72,648	$60,435	$78,961

Common stock share data
Shares issued	9,851	9,851	9,851
Treasury stock
Balance, beginning of year	(1,149)	(584)	(542)
Issuance of treasury stock for stock options exercised	43	—	—
Purchase of treasury stock, net	(36)	(565)	(81)
Issuance of treasury stock for employee profit sharing plan	—	—	39

Balance, end of year	(1,142)	(1,149)	(584)

Common stock shares issued and outstanding	8,709	8,702	9,267

The accompanying notes are an integral part of the consolidated financial statements.

BWAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended
	September 29, 2002	September 30, 2001	October 1, 2000
	($ in thousands)
Cash Flows from Operating Activities
Net income (loss)	$12,256	$(16,488)	$(2,918)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	16,743	17,538	18,540
Amortization of goodwill and other intangibles	2,839	3,175	3,872
Amortization of deferred financing costs	977	992	851
Gain on curtailment of post-retirement benefits	—	—	(1,171)
Provision for doubtful accounts	1,019	944	2
Restructuring and impairment charge	1,250	21,500	5,900
Gain on disposition of property, plant and equipment	(203)	(1,013)	(429)
Gain on the sale of equity securities	(418)	—	—
Deferred income taxes	6,969	(6,548)	1
Changes in assets and liabilities:
Accounts receivable	(6,972)	(1,612)	8,783
Inventories	595	328	3,509
Other assets	356	1,401	2,674
Accounts payable	2,029	3,170	(2,602)
Accrued and other liabilities	4,336	(2,964)	(12,264)
Income taxes, net	4,287	1,693	549

Net cash provided by operating activities	46,063	22,116	25,297

Cash Flows from Investing Activities
Capital expenditures	(10,586)	(9,421)	(10,907)
Proceeds from the disposition of property, plant and equipment	640	5,381	2,432
Proceeds from the sale of equity securities	418	—	—

Net cash used in investing activities	(9,528)	(4,040)	(8,475)

Cash Flows from Financing Activities
Net borrowings (repayments) under bank revolving credit agreement	(12,808)	36,608	(20,300)
Extinguishment of long-term debt	—	(50,000)	—
Principal payments under capital leases	(37)	—	—
Increase (decrease) in unpresented bank drafts	(4,410)	(775)	4,527
Purchase of treasury stock, net	(389)	(2,038)	(471)
Issuance of treasury stock for stock options exercised	314	—	—
Financing costs incurred	—	(2,547)	(313)

Net cash used in financing activities	(17,330)	(18,752)	(16,557)

Net increase (decrease) in cash equivalents	19,205	(676)	265

Cash and equivalents, beginning of year	285	961	696
Cash and equivalents, end of year	$19,490	$285	$961

Supplemental Disclosures of Cash Flow Information
Cash paid (refunded) during the period for:
Interest	$11,720	$14,345	$16,206

Income taxes	$(1,700)	$(1,303)	$(885)

Non-Cash Investing and Financing Activities
Amounts owed for capital expenditures	$319	$469	$980

Capital lease additions	$328	$—	$—

Treasury stock issued for employee savings plan	$—	—	$297

The accompanying notes are an integral part of the consolidated financial statements.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Business and Summary of Significant Accounting Policies

Business Operations

BWAY Corporation (“BWAY”) is a holding company whose significant subsidiary, BWAY Manufacturing, Inc. (“BWAY Manufacturing”) (collectively the “Company”) manufactures and distributes metal containers and provides material center services primarily in the United States and Canada. In the fourth quarter of fiscal 2001, the Company merged its Milton Can Company, Inc. subsidiary into BWAY Manufacturing. The Company sells and markets its products under the BWAY Corporation name. The Company reports its operations in one segment in accordance with Statement of Financial Accounting Standards (“SFAS”) 131, Disclosures about Segments of an Enterprise and Related Information.

Subsequent Event

On September 30, 2002, the Company entered into an Agreement and Plan of Merger with BCO Holding Company, an affiliate of Kelso & Company, L.P., and BCO Acquisition, Inc. pursuant to which all outstanding shares of the Company’s common stock, with certain exceptions, will be acquired for $20.00 per share in cash. See Note 17 for further information.

Basis of Presentation

The consolidated financial statements of the Company include the accounts of BWAY and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company’s fiscal year is a 52- or 53-week fiscal period ending on the Sunday nearest to September 30. Each of the three years in the period ended September 29, 2002 is a 52-week fiscal period.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Trade Accounts and Notes Receivable

Trade accounts and notes receivables are recorded net of allowances for collectibility. Management estimates these allowances based on customer relationships, the aging and turns of accounts receivable and customer credit worthiness, concentrations and payment history.

Inventories

Inventories are carried at the lower of cost or market, with cost determined under the last-in, first-out (LIFO) method of inventory valuation. The Company estimates reserves for inventory obsolescence and shrinkage based on management’s judgment of future realization.

Property, Plant and Equipment

The Company’s property, plant and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives as follows: land improvements, buildings and improvements, 10 to 30

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

years; machinery and equipment, 5 to 15 years; furniture and fixtures, 5 to 7 years; computer information systems, 1 to 7 years. Leasehold improvements are amortized over the lesser of the estimated useful lives or the remaining lease term.

Equipment under capital leases is amortized using the straight-line method over the lesser of the estimated useful lives or the terms of the leases. The Company periodically assesses the appropriateness of and makes revisions to the remaining estimated useful lives of property, plant and equipment.

The Company capitalizes expenditures for major renewals and replacements and charges against income expenditures for maintenance and repairs. When the Company retires or otherwise disposes of property, plant and equipment, the asset balances are removed from the related asset and accumulated depreciation accounts and any resulting gain or loss is credited or charged to income.

Interest is capitalized in connection with the installation of major machinery and equipment acquisitions. The capitalized interest is recorded as part of the cost of the related asset and is amortized over the asset’s estimated useful life. In fiscal 2002, 2001 and 2000, approximately $190 thousand, $30 thousand and $350 thousand of interest cost was capitalized, respectively.

Computer Information Systems

Costs directly associated with the initial purchase, development, and implementation of computer information systems are capitalized and included in property, plant and equipment. Such costs are amortized on a straight-line basis over the expected useful life of the systems, principally five to seven years. Ongoing maintenance costs for computer information systems are expensed as incurred or, in the case of prepaid agreements, amortized to expense over the applicable term.

Intangible Assets

Intangible assets consist of identifiable intangibles (trademarks, customer lists, and covenants not-to-compete) and goodwill. Identifiable intangibles are amortized over the term of the agreement (5 to 7 years) or estimated useful life (2 to 17 years). Goodwill is amortized on a straight-line basis over the estimated useful life (20 to 40 years). See discussion of SFAS 142, Goodwill and Other Intangible Assets, under “Recent Accounting Pronouncements” below.

Deferred Financing Costs

Deferred financing costs are amortized over the term of the related financing agreement using the straight-line method, which approximates the effective yield method.

Revenue Recognition

The Company recognizes revenue when product is shipped and title and risk of loss passes to its customers. Provisions for discounts, returns, allowances, customer rebates and other adjustments are provided for in the same period as the related revenues are recorded.

Accrued Rebates

The Company enters into contractual agreements with its customers for rebates on certain products. The Company accrues a provision for these rebates and takes a charge against net sales in the same period as the associated revenue is recognized.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Comprehensive Income

The Company follows the disclosure requirements of SFAS 130, Reporting Comprehensive Income. SFAS 130 requires the disclosure of total non-shareholder changes in equity and its components, which would include all changes in equity during a period except those resulting from investments by and distributions to shareholders. The components of other comprehensive income applicable to the Company are translation gains and losses on foreign currency and certain transactions associated with derivative instruments. (See discussion of “Derivative Financial Instruments” below). There were no material translation gains and losses on foreign currency or derivative instrument transactions during the fiscal years 2002, 2001 and 2000. As a result, there were no components of other comprehensive income applicable to the Company during those periods.

Income Taxes

The Company accounts for income taxes in accordance with SFAS 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. In accordance with SFAS 109, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Under SFAS 109, a valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that all the deferred tax assets will be realized. Accordingly, the Company has not provided a valuation allowance.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

The Company reviews for impairment, on a quarterly basis, long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable based on estimates of future undiscounted cash flows. In the event of impairment, the asset is written down to its fair market value. Impairment of goodwill and write-down, if any, is measured based on estimates of future discounted cash flows including interest charges. Assets to be disposed of are recorded at the lower of net book value or fair market value less cost to sell at the date management commits to a plan of disposal and are classified as assets held for sale on the consolidated balance sheet. In fiscal 2001, the Company recorded an intangible asset impairment charge related to tradenames and goodwill. (See Other Intangible Assets and Restructuring and Impairment Charge, Notes 4 and 12, respectively).

Disclosures about Fair Value of Financial Instruments

A summary of the fair value of the Company’s financial instruments and the methods and significant assumptions used to estimate those values is as follows:

Short-Term Financial Instruments—The fair value of short-term financial instruments, including cash and equivalents, trade accounts receivable and payable, certain accrued liabilities, and current maturities of long-term debt approximates their carrying amounts in the financial statements due to the short maturity of such instruments.

Long-Term Debt—At year-end, the Company did not have any outstanding borrowings under its Credit Facility (see Note 6). The Credit Facility borrowings are at market rates and the book value of any outstanding borrowings would approximate fair value. The fair value of the Company’s publicly traded, fixed rate, senior subordinated notes payable is based on the quoted market price.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative Financial Instruments

The Company follows the disclosure requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which requires that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet. SFAS 133, as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

The Company’s policy on derivatives currently prohibits the use of derivatives for trading or hedging purposes. Additionally, the Company reviews its contracts to determine if they contain embedded derivatives requiring separate reporting and disclosure under SFAS 133, as amended. On October 2, 2000, the Company adopted SFAS 133, as amended, which did not have an impact on the Company’s financial position or results of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations (“APB 25”). Accordingly, the Company is not required to record compensation expense when the exercise price of stock options granted to employees or directors is equal to or greater than the fair market value of the stock when the option is granted. Compensation expense for employees’ and directors’ stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the exercise price amount an employee or director must pay to acquire the stock. In October 1995, the Financial Accounting Standards Board (“FASB”) issued SFAS 123, Accounting for Stock-Based Compensation, which allows the Company to continue to follow the guidance of APB 25, but requires pro-forma disclosures of net income and earnings as if the Company had adopted the SFAS 123.

Earnings (Loss) Per Share

Basic earnings (loss) per share are determined by dividing the net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share gives effect to all dilutive potential common shares that were outstanding during the period.

Recent Accounting Pronouncements

The Emerging Issues Task Force reached a consensus in September 2000 regarding Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, which requires companies to report shipping and handling fees and costs as a component of cost of sales. The Company adopted this consensus in the fourth fiscal quarter of 2001, the effect of which was offsetting increases in net sales and cost of sales in the consolidated statements of operations for all reported periods. Reclassifications of $19.1 million and $19.2 million for fiscal years 2001 and 2000, respectively, were reflected for all periods shown for comparative purposes.

In June 2001, the FASB issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

using the purchase method of accounting. SFAS 142 changes the accounting for goodwill and other intangible assets. Upon adoption, goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least annual assessments by reporting units for goodwill impairment based on fair value measurements. All other acquired intangibles will be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed or exchanged, regardless of the Company’s intent to do so. Other intangibles will be amortized over their useful lives.

SFAS 142 became effective for the Company at the beginning of fiscal 2003 (the implementation date). SFAS 142 requires a transitional impairment test as of the implementation date, which involves (1) identifying reporting units, (2) determining carrying value of each reporting unit by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units, and (3) determining fair value of each reporting unit. If the carrying value of any reporting unit exceeds its fair value, then the amount of any goodwill impairment will be determined through a fair value analysis of each of the assigned assets (excluding goodwill) and liabilities.

The Company has begun the initial assessment of the Statement and does not expect a material impact on the Company’s financial position and results of operations related to goodwill and intangible assets.

At September 29, 2002, the carrying value of goodwill was $68.0 million and annual amortization expense associated with goodwill was approximately $2.3 million.

The Company must finalize the transitional impairment test before March 30, 2003. Following the transitional impairment test, the Company’s goodwill balances will be subject to annual impairment tests using the same process described above. If any impairment were indicated as a result of the annual test, an impairment charge would be recorded as part of income from operations.

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of this Statement is effective for the Company for fiscal 2003. The Company believes the adoption of this Statement will not have an impact on its financial position and results of operations.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of this Statement is effective for the Company for fiscal 2003. The Company believes the adoption of this Statement will not have an impact on its financial position and results of operations.

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 46, Amendment of FASB Statement No. 13, and Technical Corrections. This statement eliminates the current requirement that gains and losses on extinguishment of debt must be classified as extraordinary items in the statement of operations. Instead, the statement requires that gains and losses on extinguishment of debt be evaluated against the criteria in APB Opinion 30 to determine whether or not it should be classified as an extraordinary item. Additionally, the statement contains other corrections to authoritative accounting literature in SFAS 4, 44 and 46. On adoption of SFAS 145, the Company reclassified an extraordinary item resulting from the extinguishment of debt in fiscal 2001 to continuing operations.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement is effective for exit or disposal activities initiated after December 31, 2002, and requires these costs to be recognized as liabilities as incurred in periods following a commitment to an exit or disposal plan.

Use of Estimates

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from estimates, although management does not believe such changes will materially affect the financial statements in any individual year.

2.    Inventories

Inventories consist of the following:

	2002	2001
	($ in thousands)
Inventories at FIFO cost
Raw materials	$4,451	$4,911
Work-in-progress	30,606	30,389
Finished goods	10,047	9,689

	45,104	44,989
LIFO reserve	(710)	365
Market reserve	—	(365)

Inventories, net	$44,394	$44,989

3.    Property, Plant and Equipment

Property, plant and equipment consist of the following:

	2002	2001
	($ in thousands)
Land	$1,684	$1,684
Buildings and improvements	13,016	12,693
Machinery and equipment	143,584	134,714
Furniture, fixtures and computer information systems	25,201	25,029
Construction-in-progress	8,504	7,908

	191,989	182,028
Less accumulated depreciation	(85,169)	(68,663)

Property, plan and equipment, net	$106,820	$113,365

For fiscal years 2002, 2001 and 2000, depreciation expense was $16.7 million, $17.5 million and $18.5 million, respectively.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Goodwill and Other Intangible Assets

The following table sets forth the intangible assets by major asset class:

	September 29, 2002			September 30, 2001
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	($ in thousands)
Amortized intangible assets
Customer lists(1)	$7,743	$(3,682)	$4,061	$7,743	$(3,125)	$4,618
Non-compete agreements(2)	150	(20)	130	—	—	—

Total	$7,893	$(3,702)	$4,191	$7,743	$(3,125)	$4,618

(1)	Useful lives range between 11 and 18 years.
(2)	Useful lives of 4 years.

For fiscal years 2002, 2001 and 2000, amortization expense related to goodwill and other intangible assets was $2.8 million, $3.2 million and $3.9 million, respectively.

Amortization expense by fiscal year is expected to be incurred as follows ($ in thousands):

2003	$410
2004	410
2005	410
2006	401
2007	375
Thereafter	2,185

$4,191

In fiscal 2001, the Company recorded an impairment charge of approximately $0.5 million related to goodwill and $3.7 million for other intangible assets (see Note 12 for a discussion of the impairment charge).

Effective September 30, 2002, the Company adopted SFAS 142, Goodwill and Other Intangible Assets, which prescribes the accounting practices for goodwill and other intangible assets. Under this pronouncement, goodwill is no longer amortized to earnings, but instead is reviewed periodically (at least annually) for impairment. The Company is required to complete the initial impairment test within six months of adoption of SFAS 142. The Company has begun the initial assessment of SFAS 142 and does not expect a material impact on the Company’s financial position or results of operations related to goodwill and other intangible assets.

The Company will continue to amortize net finite-lived intangible assets with remaining useful lives ranging from 4 to 18 years.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table adjusts net income (loss) before extraordinary item and net earnings (loss) per share for the impact of the implementation of SFAS 142:

	Years Ended
	September 29, 2002	September 30, 2001	October 1, 2000
	($ in thousands, except per share data)
Reported net income (loss)	$12,256	$(16,488)	$(2,918)
Goodwill amortization, net of tax effect	1,271	1,668	2,027

Pro forma net income (loss)	$13,527	$(14,820)	$(891)

Earnings per share:

Basic earnings (loss) per share, as reported	$1.41	$(1.84)	$(0.31)
Goodwill amortization per share, net of tax effect	$0.15	0.18	0.10

Basic earnings (loss) per share, pro forma	$1.56	$(1.66)	$(0.21)

Diluted earnings (loss) per share, as reported	$1.33	$(1.84)	$(0.31)
Goodwill amortization per share, net of tax effect	0.14	0.18	0.10

Diluted earnings (loss) per share, pro forma	$1.47	$(1.66)	$(0.21)

5.    Accounts Payable and Accrued Salaries and Wages

Included in accounts payable and accrued salaries and wages at September 29, 2002 and September 30, 2001 are bank drafts issued and outstanding for which no rights of offset exist to cash and equivalents, as follows:

	2002	2001
	($ in thousands)
Bank drafts issued and outstanding that have not been presented for payment, included in:
Accounts payable	$19,771	$23,860
Accrued salaries and wages	1,171	1,492

Bank drafts issued and outstanding	$20,942	$25,352

6.    Long-Term Debt

Long-term debt consists of the following:

	2002	2001
	($ in thousands)
Senior subordinated notes, due 2007	$100,000	$100,000
Credit facility	—	12,808

Long-term debt	$100,000	$112,808

Senior Subordinated Notes

The Company has $100 million 10 1/4% Senior Subordinated Notes due 2007 (the “Notes”). Interest on the Notes is payable semi-annually in arrears on April 15 and October 15 of each year. The Notes are general unsecured senior subordinated obligations of the Company and are effectively subordinated to all secured indebtedness, as defined, of the Company to the extent of the value of the assets securing any such indebtedness.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Notes are redeemable, in whole or in part, at the option of the Company, on or after April 15, 2002 at the prices specified in the Notes (105.125% on April 15, 2002 declining annually to 100% on April 15, 2005). Upon the occurrence of a Change in Control, as defined in the indenture, the Company would be required to make an offer to repurchase the Notes at 101% of the principal amount plus accrued and unpaid interest to the date of repurchase. The merger contemplated (see Note 17) would constitute a Change in Control requiring the Company to tender an offer to repurchase the Notes prior to or concurrent with the consummation of the merger. The Company intends to pursue an issuance of new unsecured senior subordinated notes, the proceeds of which will be used to repurchase the Notes in accordance with the terms of the indenture.

The indenture contains certain restrictive covenants, including limitations on asset sales, additional indebtedness and mergers. The merger, if consummated, will constitute an event of default under the indenture. A condition to the closing of the merger requires the Company to obtain consents from the holders of at least 51% of the Notes agreeing to amendments to the indenture to permit the completion of the merger without a breach of the indenture. Under the Notes’ covenants, the Company is restricted in its ability to pay shareholder dividends and other restricted payments in an amount greater than $21.0 million at September 29, 2002.

BWAY is a holding company with no independent operations, although it incurs expenses on behalf of its operating subsidiaries. BWAY has no significant assets other than the common stock of its subsidiaries. All of the Company’s direct and indirect subsidiaries fully and unconditionally guarantee the Notes on a joint and several basis. The subsidiary guarantors are wholly owned by BWAY and constitute all of the direct and indirect subsidiaries of BWAY.

The fair value of the Notes at September 29, 2002 and September 30, 2001 was approximately $104.2 million and $97.5 million, respectively.

Credit Facility

On May 22, 2001, the Company entered into a new credit agreement with Bankers Trust Company (an affiliate of Deutsche Bank) as agent (“Credit Facility”). The Credit Facility is a $90 million secured, four-year agreement. Available borrowings under the Credit Facility are limited to a borrowing base that consists of $25 million related to fixed assets (“Fixed Asset Sub-limit”) and percentages of eligible accounts receivable and inventories. The common stock of the Company’s significant subsidiary and substantially all of the Company’s assets secure the Credit Facility. The Credit Facility contains certain restrictive covenants, including covenants that prohibit the Company from paying shareholder dividends, making other restrictive payments or incurring additional indebtedness. Interest rates under the Credit Facility are either prime (as determined by Deutsche Bank AG, New York branch) plus an applicable rate margin or at LIBOR plus an applicable rate margin at the option of the Company. Initial borrowings under the Credit Facility were used to repay all obligations and terminate the Company’s then existing Credit Agreement. The Credit Facility expires May 22, 2005.

Associated with the Company’s new Credit Facility, a $0.4 million charge to write-off unamortized deferred financing costs associated with the previous credit agreement is included in interest expense in the statement of operations. Additionally, the Company deferred approximately $2.3 million in financing costs related to the underwriting of the Credit Facility, which are being amortized to interest expense over the Credit Facility’s four-year term. At September 29, 2002 and September 30, 2001, approximately $1.5 million and $2.1 million, respectively, of the fees remained to be amortized.

At September 29, 2002, the Company had an available borrowing limit of $75.3 million under its $90 million Credit Facility and did not have any outstanding borrowings. At September 29, 2002, rate margins were 1.000% (prime) and 2.750% (LIBOR) and actual borrowing rates were 5.75% (prime) and 4.54% (LIBOR).

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Credit Facility prime rate margin is fixed at 1% for the term of the agreement. The LIBOR rate margin is set annually and is based on the Company’s ratio of indebtedness to earnings before interest, taxes, depreciation and amortization for the fiscal year ended. The LIBOR rate margin was 2.000% effective September 30, 2002.

The fair value of Credit Facility outstanding debt at September 30, 2001 was approximately $12.8 million. There were no outstanding borrowings under the Credit Facility at September 29, 2002.

The merger under the Merger Agreement (as defined and discussed in Note 17), if consummated, will constitute a Change of Control and an event of default (as defined in the Credit Facility) whereby all outstanding obligations could become immediately due and payable and the $90 million facility immediately terminated. However, pursuant to the Merger Agreement, Deutsche Bank has committed (subject to certain conditions) to amend the Company’s Credit Facility or provide for a new senior credit facility to accommodate the merger and other related transactions.

Credit Agreement

The Company terminated its previous credit agreement on May 22, 2001 using proceeds from the $90 million dollar Credit Facility. The terminated agreement was to expire June 17, 2002. Outstanding borrowings at the termination date were $50 million and approximately $0.4 million of deferred financing costs were written off to interest expense.

7.    Stockholders’ Equity

Earnings Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Years Ended
	Sept. 29, 2002	Sept. 30, 2001	Oct. 1, 2000
	(in thousands, except per share amounts)
Calculation of Basic Earnings (Loss) per Share
Net income (loss) before extraordinary item	$12,256	$(16,488)	$(2,918)

Weighted-average number of common shares outstanding	8,697	8,979	9,278

Basic earnings (loss) per share	$1.41	$(1.84)	$(0.31)

Calculation of Diluted Earnings (Loss) per Share
Net income (loss) before extraordinary item	$12,256	$(16,488)	$(2,918)

Weighted-average number of common shares outstanding	8,697	8,979	9,278

Effect of dilutive stock options	528	—	—
Weighted-average number of common shares outstanding assuming dilution	9,225	8,979	9,278

Diluted earnings (loss) per share	$1.33	$(1.84)	$(0.31)

Approximately 12,000 and 20,000 common stock equivalents were excluded from the fiscal 2001 and 2000, respectively, diluted loss per common share calculation because the effect was anti-dilutive.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Option Plans

In February 2000, the Company adopted the Fourth Amendment and Restatement of the 1995 Long-Term Incentive Plan (the “Incentive Plan”), which increased the aggregate number of shares of common stock authorized for issuance thereunder from 1,825,000 to 2,425,000. Options granted thereunder generally become exercisable in installments of 33% per year on each of the first through third anniversaries of the grant. The Incentive Plan will terminate on May 31, 2005 unless terminated earlier by the Board of Directors. Termination of the Incentive Plan will not affect grants made prior to termination. The Incentive Plan authorizes grants of stock options to participants from time to time as determined by the Board’s Management Resources, Nominating and Compensation Committee. Options granted under the Incentive Plan may be incentive stock options as described in Section 422 of the Internal Revenue Code, non-qualified stock options, or a combination thereof. In the event of a change in control (as defined in the Incentive Plan), which includes the merger, all outstanding options become immediately vested and exercisable.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended
	Sept. 29, 2002	Sept. 30, 2001	Oct. 1, 2000
Calculation of Basic Earnings (Loss) per Share
Expected dividends	0.0%	0.0%	0.0%

Expected volatility	53.6%	55.3%	51.8%

Risk-free interest rate	5.3%	5.8%	6.0%

Expected lives (years)	4.7	4.7	6.9

A summary of the status of the Company’s stock option plans as of September 29, 2002 and changes during fiscal 2002, 2001 and 2000 are presented below:

	September 29, 2002		September 30, 2001		October 1, 2000
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of the year	807,898	$5.40	1,770,775	$12.42	1,598,002	$14.07
Options exercised	(42,920)	7.32	—	—	—	—
Options granted	1,212,122	11.08	589,000	4.75	334,041	6.16
Options canceled	(46,736)	6.33	(1,551,877)	13.16	(161,288)	15.86

Outstanding, end of the year	1,930,364	8.90	807,898	5.40	1,770,775	12.42

Exercisable, end of year	957,280	9.17	127,818	7.11	1,068,490	13.34

Weighted average grant date fair value of options granted during the year		$5.63		$2.67		$4.04

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding:

	Exercise Price Range
	$4.438- $5.438	$6.000- $6.875	$10.45- $26.50	Total
Number of options outstanding	415,166	323,269	1,191,929	1,930,364
Weighted average exercise price	4.45	6.30	11.16	8.90
Weighted average remaining contractual life	8.0 years	7.6 years	9.0 years	8.5 years
Number of shares exercisable	134,176	208,708	614,396	957,280

The fair value of options granted during the years ended September 29, 2002, September 30, 2001 and October 1, 2000, was $6.8 million, $1.6 million and $1.3 million, respectively. The Company applies APB Opinion 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company’s stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company’s net income (loss) and earnings (loss) per share for each of the three years in the period ended September 29, 2002 would have been reduced (increased) to the pro forma amounts indicated below:

	Years Ended
	Sept. 29, 2002	Sept. 30, 2001	Oct. 1, 2000
	(in thousands, except per share amounts)
Net income (loss)
As reported	$12,256	$(16,488)	$(2,918)
Pro forma	8,321	(18,212)	(5,811)
Basic earnings (loss) per share
As reported	$1.41	$(1.84)	$(0.31)
Pro forma	0.96	(2.03)	(0.63)
Diluted earnings (loss) per share
As reported	$1.33	$(1.84)	$(0.31)
Pro forma	0.90	(2.03)	(0.63)

Pursuant to the Merger Agreement (see Note 17), all granted options outstanding immediately prior to the closing of the merger (except for certain options held by certain directors and officers of the Company that are subject to exchange agreements) will be canceled in exchange for a single cash payment (net of applicable taxes) equal to the product of (1) the excess, if any, of $20.00 over the option exercise price per share and (2) the number of shares subject to the option. For options with an exercise price equal to or greater than $20.00, such options will be canceled without any cash payment being made.

Effective with the closing of the merger (see Note 17), BCO Holding Company will assume the Incentive Plan and the plan will continue in effect as the “Holding 1995 Long-Term Incentive Plan”. For options subject to exchange agreements, which were entered into in conjunction with the merger, such will be converted into options to purchase shares of BCO Holding Company common stock immediately prior to the merger.

Stock Option Replacement Program

On July 27, 2001, the Company canceled approximately 1.2 million outstanding options with an exercise price of $9.00 or more in connection with the Company’s Stock Option placement Program. On January 29, 2002, the Company reissued approximately 1.2 million options to acquire a number of shares equal to the number

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of shares subject to options that were canceled. The new options have an exercise price of $11.05 per share, which is equal to the closing price of the Company’s Common Stock on January 28, 2002. Fifty percent of the new options issued to each person were immediately exercisable on January 29, 2002 and the remaining 50% will become exercisable on January 29, 2003. The reissued options expire January 29, 2012.

Shareholder Rights Plan

The Company has a Shareholder Rights Plan dated as of June 9, 1995 between the Company and Harris Trust & Savings Bank as Rights Agent, amended through November 26, 1997 (the “Rights Plan”), under which a preferred share purchase right is presently attached to and trades with each outstanding share of the Company’s common stock. The rights become exercisable and transferable apart from the common stock after a person or group other than an Exempt Person (as defined in the Rights Plan), without the Company’s consent, acquires beneficial ownership of, or the right to obtain beneficial ownership of, 15% or more of the Company’s common stock or ten business days after a person or group announces or commences a tender offer or exchange offer that could result in 15% ownership. Once exercisable, each right entitles the holder to purchase one fifteen-hundredth share of Junior Participating Series A Preferred Stock at an exercise price of $60 per share subject to adjustment to prevent dilution. The rights have no voting power and no current dilutive effect on earnings per common share. The rights expire on June 15, 2005 and are redeemable at the discretion of the Board of Directors at $.01 per share.

If a person acquires 15% ownership, except in an offer approved by the Company under the Rights Plan, then each right not owned by the acquirer or related parties will entitle its holder to purchase, at the right’s exercise price, additional shares of common stock or common stock equivalents. In addition, after an acquirer obtains 15% ownership, if the Company is involved in certain mergers, business combinations, or asset sales, each right not owned by the acquirer or related persons will entitle its holder to purchase, at the right’s exercise price, additional shares of common stock of the other party to the transaction.

The Company and its Board have taken all necessary actions to render the Rights Plan inapplicable to the transactions contemplated by the merger.

Treasury Stock

During fiscal 2002, 2001 and 2000, the Company purchased 36,100, 565,012 and 81,100 shares of treasury stock for approximately $0.4 million, $2.0 million and $0.5 million, respectively. During fiscal 2002, the Company issued 42,920 shares from treasury for exercises of stock options.

The Company is restricted by the Credit Facility in the amount of treasury stock that may be purchased annually. Additionally, the Company is prohibited by the Merger Agreement (as defined and discussed in Note 17) from acquiring any further shares of its capital stock for treasury.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Income Taxes

The Company files a consolidated federal income tax return. Deferred income taxes are provided to recognize the differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

The components of the provision for income taxes are as follows:

	Years Ended
	Sept. 29, 2002	Sept. 30, 2001	Oct. 1, 2000
	($ in thousands)
Current
Federal	$2,490	$(91)	$(303)
State	97	464	(32)
Deferred	6,969	(6,530)	1

Provision for income tax	$9,556	$(6,157)	$(334)

The provision for income taxes is reconciled with the federal statutory rate as follows:

	Years Ended
	Sept. 29, 2002	Sept. 30, 2001	Oct. 1, 2000
	($ in thousands)
Income tax at federal statutory rate	$7,634	$(7,778)	$(1,190)
State income taxes, net of federal income tax benefit	763	(778)	(119)
Nondeductible intangible amortization	724	1,867	671
Nondeductible merger-related transaction costs	569	—	—
Other, net	(134)	532	304

Provision for income tax	$9,556	$(6,157)	$(3304)

Effective tax rate as a percentage of pretax income (loss)	43.8%	(27.2)%	(12.4)%

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of deferred tax assets and liabilities are as follows:

	2002	2001
	($ in thousands)
Deferred tax liabilities
Property, plant and equipment	$22,109	$22,732
Inventory	1,575	1,417
Intangible assets	2,506	1,899
Other	593	1,250

Total deferred tax liabilities	26,783	27,298

Deferred tax assets
Restructuring reserves	1,091	2,617
Employee benefits	6,364	5,840
Customer claims/ rebates	1,509	1,565
Net operating loss carryforward	—	6,621
Accounts receivable	681	289
Inventory	2,339	2,888
Other	1,322	970

Total deferred tax assets	13,306	20,790

Deferred tax liability, net	$13,477	$6,508

Current deferred tax asset, net	$(5,388)	$(11,880)

Noncurrent deferred tax liability, net	18,865	18,388

Deferred tax liability, net	$13,477	$6,508

As of September 29, 2002, the Company has fully utilized its net operating loss carryforwards and has recognized $0.5 million related to alternative minimum tax credit carryforwards. The credit carryforwards have no expiration date.

9.    Lease Commitments

The Company leases warehouses, office space, and vehicles under operating leases and leases equipment under operating and capitalized leases. Rent expense during each of the last three fiscal years was approximately $5.4 million (2002), $5.3 million (2001) and $6.2 million (2000).

On August 20, 1999, the Company sold and leased back its Cincinnati, Ohio manufacturing facility. The selling price was $10.4 million and, after deducting closing costs of $0.6 million, the Company recorded a deferred gain on the sale of $2.3 million, which is being amortized over the life of the lease. The amortization of the deferred gain recorded in earnings was $0.1 million in each of fiscal 2002 and 2001. The lease term is 20 years with annual lease payments of approximately $1.1 million. The lease has two five-year renewal terms that run consecutively after the basic term. The lease is accounted for as an operating lease for financial reporting purposes.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At September 29, 2002, future minimum lease payments under non-cancelable capitalized and operating leases are as follows:

	Capitalized Leases	Operating Leases
	($ in thousands)
Fiscal year
2003	$85	$5,023
2004	85	4,822
2005	85	3,539
2006	68	3,128
2007	18	2,590
Years subsequent to 2007	—	15,581

Total minimum lease payments	341	$34,683

Less imputed interest	(50)
Present value of minimum capitalized lease payments	291

Current portion	66
Long-term capitalized lease obligations	$225

10.    Profit Sharing and Pension Plans

The Company has qualified profit sharing and savings plans for specified employees. These plans are defined contribution plans that provide for employee contributions with a Company matching provision, and for certain employees a deferred profit sharing component funded by the Company. The Company’s net contributions to the profit sharing and savings plans for each of the last three fiscal years were approximately $1.5 million (2002), $1.4 million (2001) and $1.5 million (2000).

Post-Retirement Benefit Plan

In fiscal 1998, the Company reached new collective bargaining agreements with unions representing approximately 34% of the hourly employees at the Cincinnati, Ohio facility. The provisions of the agreements substantially eliminated unvested post-retirement medical benefits provided by the Company resulting in the recording of a curtailment gain of approximately $1.2 million in fiscal 2000.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of September 29, 2002, in accordance with the terms of the remaining two applicable collective bargaining agreements, the Company continues to offer post-retirement medical coverage to certain union employees who retire from employment at the Cincinnati facility. The following table reflects the change in benefit obligation and plan assets and the accrued benefit cost associated with these benefits:

	2002	2001
	($ in thousands)
Changes in benefit obligation
Benefit obligation, beginning of the year	$4,144	$4,096
Service cost	2	—
Interest cost	302	350
Actuarial (gain)/loss	1,705	(102)
Benefits paid	(256)	(200)

Benefit obligation, end of the year	5,897	(4,144)

Change in plan assets
Employer contributions	256	200
Benefits paid	(256)	(200)

Fair value of plan assets, end of year	—	—

Funded status	5,897	(4,144)
Unrecognized net actuarial (gain)/loss	776	(953)

Accrued benefit cost	$(5,121)	$(5,097)

Weighted-average assumptions as of year-end	6.75%	7.50%

For measurement purposes, a 12% and 9.0% annual rate of increase in the post 65 per capita cost of covered health care benefits and a 10.0% and 7.5% annual rate of increase in the pre 65 per capita cost of covered health care benefits were assumed for 2002 and 2001, respectively. In 2002, the rates were assumed to decrease by 0.5% per year to 5.5% and remain at that level thereafter. In 2001, the rates were assumed to decrease by 0.5% per year to 4.5% and remain at that level thereafter.

	Years Ended
	Sept. 29, 2002	Sept. 30, 2001	Oct. 1, 2000
	($ in thousands)
Components of net periodic benefit cost
Service cost on benefits earned	$2	—	8
Interest cost on accumulated postretirement benefit obligation	302	350	380
Amortization of actuarial gain	(24)	(22)	(10)

Net periodic benefit cost	280	328	378

Curtailment gain	—	—	(1,171)

Net effect charged to results from continuing operations	$280	$328	$(793)

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trends would have the following effects:

2002
($ in thousands)
1% increase in assumed health care cost trends
Effect on total service and interest cost components	$52

Effect on postretirement benefit obligation	752

1% decrease in assumed health care cost trends
Effect on total service and interest cost components	$(43)

Effect on postretirement benefit obligation	(627)

11.    Related Party Transactions

The Company leases a manufacturing facility and a warehouse under operating leases in Elizabeth, New Jersey from a partnership in which a former director and former member of the Company’s management is a partner. The leases run concurrently and initially expire on September 30, 2004 with an option to extend for a five-year term to September 30, 2009. The annual lease expense is $0.9 million for the initial term and $0.9 million adjusted for inflation at October 1, 2004 for the five-year extended term.

As discussed in Note 12, the Company discontinued operations at the Elizabeth facility in September 2001. The Company continues to use the Elizabeth warehouse and is actively marketing the manufacturing facility for sublease. As discussed below, in fiscal 2002 the Company has reserved an additional $1.2 million in the restructuring liability to cover on-going lease commitments. Lease costs associated with the vacant manufacturing facility are charged against the restructuring liability in future periods net of any sublease benefits. Any charges in excess of the restructuring reserve will be charged against earnings as they are incurred.

12.    Restructuring and Impairment Charge

Fiscal 2002 Restructuring and Impairment

In June 2002, the Company recorded an additional restructuring charge of $1.2 million related to on-going lease commitments at its closed Elizabeth, New Jersey manufacturing facility. The charge represented a change in estimated net future lease payments included in the original $21.5 million restructuring charge recorded in the third quarter of fiscal 2001. In June 2001, the Company anticipated subleasing the Elizabeth facility within 12 months; however, due to both the weakened general economy and the weakened real estate market, the Company revised its estimated facility closure costs to allow it additional time to locate a subtenant.

Fiscal 2001 Restructuring and Impairment

In June 2001, the Company recorded a $21.5 million restructuring and impairment charge related primarily to a manufacturing and cost structure rightsizing plan. The $21.5 million charge included $16.2 million for asset impairments and $5.3 million for restructuring charges. The asset impairments related to the write off of $0.5 million in goodwill, $3.7 million in other intangibles and $12.0 million in redundant equipment at manufacturing facilities to be closed. The redundant equipment was taken out of service in June 2001. Facility closure costs consisting primarily of future lease obligations, related to the closing of the Company’s manufacturing facilities

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in Elizabeth, New Jersey and Garland, Texas. All 208 of the planned employee terminations were completed by September 30, 2001.

In the third fiscal quarter of 2001, as part of the Company’s restructuring plan, the Company sold the majority of the equipment, inventories and accounts receivable of its Platemasters facility, which provided pre-press services both to the Company and outside customers. The Platemasters assets were sold for $0.5 million, which approximated book value. In conjunction with the sale, the buyer and the Company executed an agreement whereby the buyer would be the exclusive supplier of certain pre-press services to the Company for a term of three years at market rates.

Fiscal 2000 Restructuring and Impairment

In February 2000, the Company recorded a restructuring and impairment charge related to the closing of two administrative offices, the termination of 89 employees and the write-down of equipment held for disposal. The restructuring and impairment charge totaled $5.9 million and consisted of the following: $1.1 million related to administrative office closings, $1.1 million related to severance, $0.7 million related to contracts and other miscellaneous costs and $3.0 million related to impairments of equipment held for disposal. Both administrative offices were closed and all 89 employees were terminated in fiscal 2000.

In addition to the $5.9 million restructuring and impairment charge in fiscal 2000, the Company recorded $2.5 million in additional depreciation related to the shortened useful lives of certain computer systems.

Details of the restructuring liabilities included in other current liabilities are as follows:

	Severance Costs	Facility Closure Costs	Other	Total
	($ in millions)
Balance, Oct. 3, 1999	$0.1	$0.3	$—	$0.4
New charges	1.1	1.1	0.7	2.9
Expenditures	(1.1)	(1.0)	(0.3)	(2.4)

Balance, Oct. 1, 2000	0.1	0.4	0.4	0.9

New charges	0.5	4.7	0.1	5.3
Expenditures	(0.4)	(1.7)	(0.3)	(2.4)

Balance, Sept. 30, 2001	(0.2)	3.4	0.2	3.8

New charges	—	1.2	—	1.2
Expenditures	(0.2)	(1.8)	(0.2)	(2.2)

Balance, Sept. 29, 2002	$—	$2.8	$—	$2.8

13.    Assets Held for Sale

In connection with facility closures prior to fiscal 2001, $1.0 million of real property and $1.2 million of real property and machinery and equipment was held for sale at September 29, 2002 and September 30, 2001, respectively. This property includes $0.1 million of land (2002 and 2001), $0.9 million of buildings (2002 and 2001) and $0.2 million in equipment (2001) for sale at September 29, 2002 and September 30, 2001.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the first quarter of fiscal 2002, the Company sold the $0.2 million in surplus equipment for approximately $0.5 million. The remaining $1.0 million in land and buildings relates to the closed Thompson manufacturing facility in Dallas, Texas. The Company is actively marketing the property for sale.

During the third quarter of fiscal 2001, the Company sold the Chicago, Illinois metal services land and building for $5.2 million resulting in a net gain of $0.9 million. During the fourth quarter of fiscal 2000, the Company sold the Alsip, Illinois facility for $2.3 million resulting in a net gain of $0.4 million.

14.    Contingencies

Environmental

The Company is subject to a broad range of federal, state and local environmental, health and safety laws, including those governing discharges to air, soil and water, the handling and disposal of hazardous substances and the investigation and remediation of contamination resulting from the release of hazardous substances. The Company believes that it is in material compliance with all applicable environmental, health and safety laws, though future expenditures may be necessary in order to maintain such compliance, including compliance with air emission control requirements for volatile organic compounds. In addition, in the course of its operations, the Company uses, stores and disposes of hazardous substances. Some of its current and former facilities are currently involved in environmental investigations and remediations resulting from releases of hazardous substances or the presence of other constituents. While the Company does not believe that any investigation or remediation obligations that it has identified will have a material adverse effect on its operating results or financial condition, the Company cannot assure you that no such obligations will arise in the future. Many of its facilities have a history of industrial usage for which investigation and remediation obligations could arise in the future and which could have a material adverse effect on its operating results or financial condition.

In 1999, the Company entered into a consent order with Owens-Illinois, Inc. and the Georgia Department of Natural Resources to investigate and remediate contamination detected at its Homerville, Georgia facility. Pursuant to the terms of the consent order, the Company has been conducting removal activities related to certain contaminants released at the facility. Owens-Illinois has been addressing other contaminants released at the facility. The Company is also discussing with Owens-Illinois a possible allocation of costs relating to the excavation and removal of buried drums and containers that were discovered at the Homerville facility in December 2001.

In addition, a waste disposal area was uncovered at its Cincinnati, Ohio facility. In early 2002, Ball Corporation, the prior owner of the facility, agreed to address the waste disposal area to the satisfaction of state and county authorities, pursuant to its indemnification obligations to the Company. While there are certain limitations on Ball’s indemnification, the Company does not believe that it will incur material costs for this issue.

From time to time, the Company receives requests for information or is identified as potentially responsible parties pursuant to the Federal Comprehensive Environmental Response, Compensation and Liability Act or analogous state laws with respect to off-site waste disposal sites utilized by its current or former facilities or its predecessors in interest. The Company does not believe that any of these identified matters will have a material adverse effect on its operating results or financial condition.

Reserves for environmental liabilities are recorded when environmental investigation and remediation obligations are probable and related costs are reasonably estimable. The Company had a reserve of approximately $0.4 million for environmental investigation and remediation obligations as of September 29, 2002; however, there can be no guarantee that future expenditures will not exceed the amount reserved.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Litigation

On October 2, 2002, a plaintiff purportedly representing a putative class of public stockholders filed a civil action against the Company, its board of directors and a former director and executive officer of the Company. The plaintiff alleges, among other things, that the individual defendants breached their fiduciary duties of due care and loyalty to the Company’s public shareholders and failed to exercise ordinary care and diligence in the exercise of their fiduciary duties by failing to announce an action auction, open bidding or other procedures to maximize shareholder value. The complaint seeks injunctive relief, monetary damages, costs and other relief. The Company believes the lawsuit is without merit and intends to defend against it vigorously.

The Company is involved in legal proceedings from time to time in the ordinary course of business. The Company believes that the outcome of these proceedings will not have a material effect on the Company’s financial condition or results of operations. At September 29, 2002, the Company has accrued approximately $0.3 million related to pending litigation matters.

Letters of Credit

At September 29, 2002, a bank had issued standby letters of credit on behalf of the Company in the aggregate amount of $3.2 million in favor of the Company’s workers’ compensation insurer and purchasing card vendor.

Collective Bargaining Agreements

At September 29, 2002, approximately 32% of the Company’s hourly employees were subject to union collective bargaining agreements. Two of the collective bargaining agreements, representing approximately 57% of the Company’s union employees, will expire in fiscal 2003.

15.    Customers

The Company sells its metal containers to a large number of customers in numerous industry sectors. To reduce credit risk, the Company sets credit limits and performs ongoing credit evaluations. Sales to the Company’s ten largest customers amounted to approximately 45% in fiscal 2002 and approximately 43% in fiscal 2001 and to approximately 33% in fiscal 2000 of the Company’s sales. There were no sales exceeding 10% of the Company’s sales to a particular customer in any of fiscal 2002, 2001 or 2000.

Although the Company’s exposure to credit risk associated with nonpayment is affected by conditions with the customers’ industries, the outstanding balances are substantially current and are materially within terms and limits established by the Company.

The Company sells its products and services primarily in North America. In fiscal 2002, 2001 and 2000, the Company’s sales to customers located outside the United States were less than five percent of total net sales.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of revenue for the Company’s products and services:

	Years Ended
	Sept. 29, 2002	Sept. 30, 2001	Oct. 1, 2000
	($ in thousands)
General line containers	$437,643	$397,174	$393,372
Material center services	73,366	63,360	73,749
Ammunition boxes	16,592	14,505	12,654

Total net sales	$527,601	$475,039	$479,775

16.    Sale of Equity Securities

During fiscal 2002, the Company received stock from the demutualization of an insurance company of which the Company was a policyholder. The Company accounted for the stock received at fair value. The Company sold the stock upon receipt and recognized a $0.4 million gain, which is included in other income.

17.    Subsequent Event

The Merger

On September 30, 2002, BWAY Corporation (the “Company” or “BWAY”), BCO Holding Company (“Holding”), an affiliate of Kelso & Company, L.P. (“Kelso”), and BCO Acquisition, Inc. (“BCO Acquisition”), a wholly-owned subsidiary of Holding, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which all outstanding shares of the Company’s common stock (with the exception of (1) some equity interests owned by certain directors, officers and their family members that will be exchanged for equity interests in Holding immediately prior to the merger and (2) shares held by stockholders that properly exercise their statutory appraisal rights) will be acquired for $20.00 per share in cash. The continuing investors include certain members of the Company’s board of directors and other members of the Company’s senior management.

The merger has been unanimously approved by the Company’s Board of Directors based on the unanimous recommendation of a special committee, which was comprised of independent members of the Board; however, the merger is subject to stockholder and regulatory approvals.

If the Company’s stockholders approve the merger and other conditions to the closing are satisfied or waived, BCO Acquisition will be merged with and into BWAY, with BWAY remaining as the surviving corporation. BWAY will be a wholly owned subsidiary of Holding, which will be owned by affiliates of Kelso and certain BWAY continuing investors. The Company’s common stock will no longer be listed on the New York Stock Exchange and registration of the common stock under the Exchange Act will be terminated. The intended completion date of the merger is on or before February 28, 2003.

Conditions to the Merger

The obligations of Holding and BCO Acquisition to complete the merger are subject to a variety of closing conditions, which include:

•	Availability of debt financing,

•	Expiration or termination of the waiting period under antitrust laws and the receipt of all other significant consents from governmental entities,

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Tender of at least 51% of the Senior Subordinated Notes (see Note 6) pursuant to a tender offer and the receipt of consents from the holders of these Notes agreeing to amendments to the indenture to permit the completion of the merger without a breach of the indenture,

•	Absence of legal prohibitions to the merger, and

•	Receipt of an opinion as to the solvency of the Company immediately after giving effect to the merger.

Financing

The following arrangements are in place to provide the necessary financing for the merger, including payment of transaction fees and expenses:

•	BCO Acquisition has received a commitment from Deutsche Bank to provide (subject to certain conditions) a senior secured revolving credit facility of up to $90 million (through the amendment of the Company’s current Credit Facility (see Note 6) or through a new senior credit facility),

•	An affiliate of the Company intends to pursue an issuance of new unsecured senior subordinated notes to be assumed by BWAY upon closing of the merger. The interest rate and other terms of the new unsecured senior subordinated notes will depend upon interest rate and market conditions at the time of their issuance. If the notes are not issued, Deutsche Bank has committed to provide (subject to certain conditions) an unsecured senior bridge loan of up to $190 million,

•	BWAY has received commitment from Kelso to provide (subject to certain conditions) up to $81.2 million of the equity financing required for the merger, and

•	The continuing investors have agreed to exchange some of their equity interests in BWAY into equity interests of Holding immediately prior to the merger.

Financial Advisory Fees

Upon completion of the merger, the Company will pay Kelso a fee of approximately $5.0 million in connection with the merger and will enter into a financial advisory agreement with Kelso for approximately $0.5 million annually plus reasonable reimbursement of Kelso’s expenses.

Merger and Transaction Costs

The Company has recognized approximately $1.5 million in merger-related transaction costs in fiscal 2002. These costs relate primarily to the fairness opinion from the independent financial advisor to the special committee, legal and other advisory fees and expenses, and special committee retainer and meeting fees and expenses.

Termination

The merger agreement may be terminated under certain circumstances. In particular, if the merger has not been completed by February 28, 2003, the Company, Holding or BCO Acquisition can unilaterally terminate the Merger Agreement (unless the failure to fulfill any obligation or other breach of the merger agreement caused or resulted in the failure to close by February 28, 2003).

If the Merger Agreement is terminated under certain circumstances, the Company will be required to pay Kelso a $6.0 million termination fee. In addition, the Company will be required to reimburse Kelso for all of its out-of-pocket expenses incurred in connection with the merger up to a maximum amount of $4.0 million if the

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Merger Agreement is terminated under certain circumstances. Under certain circumstances, the termination fee that may become payable will be reduced to $3.0 million (instead of $6.0 million) and the maximum amount of any expense reimbursement will be increased to $7.0 million (instead of $4.0 million).

18.    Subsequent Event — Adoption of SFAS No. 145

On adoption of SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections, BWAY has reclassified an extraordinary loss resulting from the extinguishment of debt in fiscal 2001 to continuing operations. Notes 1, 4, 6, 7 and 8 have been updated to reflect this reclassification.

19.    Subsequent Events (Unaudited)

BCO Holding, BCO Acquisition and BWAY entered into a merger agreement, which provided for the merger of BCO Acquisition and BWAY, with BWAY continuing as the surviving corporation. On November 27, 2002, BWAY Finance issued $200.0 million 10% senior subordinated notes due 2010 in a private placement in order to raise a portion of the financing needed to consummate the merger. The merger was completed on February 7, 2003, at which time BWAY Finance’s obligations under the notes were assumed by BWAY. As a result of the merger and related transactions, BWAY is now controlled by affiliates of Kelso. The following transactions occurred in connection with the merger: (i) approximately 8.2 million shares of BWAY’s common stock were converted into the right to receive $20.00 per share in cash; (ii) options to purchase approximately 1.0 million shares of BWAY’s common stock were canceled in exchange for lump sum payments in cash of $20.00 per underlying share, less the applicable option exercise price; (iii) affiliates of Kelso contributed approximately $78.0 million in cash in exchange for shares representing approximately 72.1% of BCO Holding’s fully diluted common stock, without giving effect to the grant of new stock options under BCO Holding’s new stock incentive plan; (iv) another equity investor contributed approximately $2.0 million in cash in exchange for approximately 1.8% of BCO Holding’s fully diluted common stock, without giving effect to such options; (v) certain stockholders of BWAY, including members of management, exchanged certain of their shares and options in BWAY for the balance of BCO Holding’s fully diluted common stock; (vi) BWAY amended and restated its then existing credit facility; (vii) BWAY assumed BWAY Finance’s obligations under the notes; and (viii) BWAY Finance merged with and into BWAY, with BWAY continuing as the surviving corporation of the merger.

BWAY is a holding company with no independent operations, although it incurs expenses on behalf of its operating subsidiaries. BWAY has no significant assets other than the common stock of its subsidiaries. BWAY Manufacturing, the Company’s only subsidiary that is not a minor subsidiary, fully and unconditionally guarantees the $200 million 10% Senior Subordinated Notes due 2010 on a senior subordinated basis, subject to release as provided in the indenture for such notes. BWAY Manufacturing is wholly owned by BWAY.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.    Quarterly Results of Operations (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Totals
	($ in thousands, except per share data)
Fiscal Year 2002
Net sales	$117,330	$128,656	$142,142	$139,473	$527,601

Gross profit (excluding depreciation and amortization)	12,887	16,049	21,168	20,709	70,813

Net income	937	2,548	4,848	3,923	12,256

Basic earnings per common share	0.11	0.29	0.56	0.45	1.41

Diluted earnings per common share	0.10	0.28	0.51	0.41	1.33

Fiscal Year 2001
Net sales	$107,574	$115,184	$128,162	$124,119	$475,039

Gross profit (excluding depreciation and amortization)	8,969	10,479	15,970	14,537	49,955

Net income (loss)	(1,848)	(1,802)	(14,143)	1,305	(16,488)

Basic and diluted earnings (loss) per common share	(0.20)	(0.20)	(1.60)	0.15	(1.84)

Fiscal Year 2000
Net sales	$111,218	$124,864	$126,211	$117,482	$479,775

Gross profit (excluding depreciation and amortization)	11,337	17,368	18,675	9,561	56,941

Net income (loss)	(966)	(1,323)	1,826	(2,455)	(2,918)

Basic and diluted earnings (loss) per common share	(0.10)	(0.14)	0.20	(0.26)	(0.31)

Earnings per share calculations for each quarter are based on the weighted-average shares for that period. As such, the sum of the quarterly amounts may not equal the annual earnings per share. In periods with a net loss, basic and diluted net loss per common share are the same because the effect of an assumed exercise of stock options was anti-dilutive. In certain periods with net income, basic and diluted net income per common share are the same due to the nominal dilutive effect of assumed stock option exercises.

BWAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Successor June 29, 2003	Predecessor September 29, 2002
	($ in thousands)
ASSETS
Current assets
Cash and equivalents	$3,839	$19,490
Accounts receivable, net of allowance for doubtful accounts of $1,304 and $1,769	55,315	51,005
Inventories, net	50,425	44,394
Deferred tax asset	11,452	5,388
Other	2,622	3,085

Total current assets	123,653	123,362

Property, plant and equipment, net	110,931	106,820
Other assets
Goodwill, net (Note 5)	84,330	67,968
Other intangibles, net (Note 5)	70,776	4,191
Deferred financing fees, net of accumulated amortization of $1,703 and $3,002	9,604	3,345
Other	1,776	1,000

Total other assets	166,486	76,504

Total Assets	$401,070	$306,686

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$59,049	$66,333
Accrued salaries and wages	9,122	9,885
Accrued interest	4,293	4,797
Accrued rebates	6,863	6,208
Other	15,300	15,672

Total current liabilities	94,627	102,895

Long-term debt	212,046	100,000
Long-term liabilities
Deferred income taxes	5,554	18,865
Other	11,727	12,278

Total long-term liabilities	17,281	31,143

Commitments and contingencies (Note 9)
Stockholders’ equity
Preferred stock, $.01 par value, shares authorized 5,000,000	—	—
Common stock, $.01 par value, shares authorized 24,000,000; shares issued 1,000 and 9,851,002	—	99
Additional paid-in capital	73,622	36,627
Retained earnings	3,494	48,669

	77,116	85,395

Less: Treasury stock, at cost, shares held 1,142,376	—	(12,747)

Total stockholders’ equity	77,116	72,648

Total Liabilities and Stockholders’ Equity	$401,070	$306,686

The accompanying notes are an integral part of the consolidated financial statements.

BWAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Successor	Predecessor	Successor	Predecessor	Predecessor
	Three Months Ended June 29, 2003	Three Months Ended June 30, 2002	Period from February 7, 2003 to June 29, 2003	Period from September 30, 2002 to February 6, 2003	Nine Months Ended June 30, 2002
	($ in thousands)
Net sales	$145,925	$142,142	$224,814	$186,726	$388,128

Costs, expenses and other:
Cost of products sold (excluding depreciation and amortization)	122,431	120,974	190,589	166,383	338,024
Depreciation and amortization	6,555	5,333	10,076	6,091	15,003
Selling and administrative expense	2,577	3,188	4,413	14,875	10,411
Merger-related transaction costs (Note 2)	—	—	—	2,488	—
Restructuring recovery	—	1,250	—	(460)	1,250
Interest expense, net	5,906	3,115	11,175	11,190	9,728
Management fees	131	—	198	—	—
Other, net	(28)	14	(45)	17	(780)

Total costs, expenses and other	137,572	133,874	216,406	200,584	373,636

Income (loss) before income taxes	8,353	8,268	8,408	(13,858)	14,492
Provision for (benefit from) income taxes	4,880	3,420	4,914	(4,791)	6,159

Net income (loss)	$3,473	$4,848	$3,494	$(9,067)	$8,333

The accompanying notes are an integral part of the consolidated financial statements.

BWAY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Successor	Predecessor
	Period from February 7 To June 29, 2003	Period from September 30, 2002 to February 6, 2003	Nine Months Ended June 30, 2002
	($ in thousands)
Operating activities:
Net income (loss)	$3,494	$(9,067)	$8,333
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	6,579	5,941	12,855
Amortization of goodwill and other intangibles (Note 5)	3,497	150	2,148
Amortization of deferred financing costs	707	359	733
Write-off of deferred financing costs associated with repayment of debt	1,900	1,695	—
Provision for doubtful accounts	149	(614)	325
Restructuring charge	—	(460)	1,250
Loss (gain) on disposition of property, plant and equipment	(29)	24	(412)
Gain on sale of equity securities	—	—	(418)
Deferred income taxes	—	(1,802)	2,652
Changes in assets and liabilities, excluding the impact of acquisition:
Accounts receivable	(6,178)	2,333	(12,269)
Inventories	2,327	(5,643)	1,768
Other assets	14	(570)	661
Accounts payable	(2,341)	(2,920)	2,148
Accrued and other liabilities	(801)	15,624	(259)
Income taxes, net	4,763	(7,185)	4,602

Net cash provided by (used in) operating activities	14,081	(2,135)	24,117

Investing activities:
Capital expenditures	(6,775)	(4,607)	(7,592)
Proceeds from disposition of property, plant and equipment and assets held for sale	—	23	576
Proceeds from sale of equity securities	—	—	418
Transaction costs	(19,868)	—	—
Other	(17)	2	3

Net cash used in investing activities	(26,660)	(4,582)	(6,595)

Financing activities:
Net borrowings under bank revolving credit facility	9,393	2,653	(6,808)
Repayment of long-term debt	(100,000)	—	—
Proceeds from assumption of senior subordinated notes (Note 2)	200,470	—	—
Issuance of common stock	80,000	—	—
Redemption of Predecessor stock and options	(175,885)	—	—
Increase (decrease) in unpresented bank drafts	9,847	(12,417)	(9,651)
Principal payments under capital leases	(22)	(19)	—
Issuance of treasury stock for stock options exercised	—	545	276
Purchases of treasury stock, net	—	—	(389)
Funds placed in escrow related to merger transaction (Note 2)	3,000	(3,000)	—
Financing costs incurred	(10,495)	(425)	—

Net cash provided by (used in) financing activities	16,308	(12,663)	(16,572)

Net increase (decrease) in cash and equivalents	3,729	(19,380)	950
Cash and equivalents, beginning of period	110	19,490	285

Cash and equivalents, end of period	3,839	110	1,235

Supplemental disclosures of cash flow information:
Cash paid (refunded) during the period for:
Interest	$18,350	$5,374	$11,453

Income taxes	$152	$4,197	$(1,094)

Noncash investing and financing activities:
Amounts owed for capital expenditures	$971	$1,122	$295

Acquisition of property, plant and equipment utilizing capital leases	$32	$—	$—

Note receivable received in disposition of assets held for sale	$1,450	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.    GENERAL

As used herein, “BCO Holding” refers to BCO Holding Company, the corporate parent of BWAY Corporation, “BCO Acquisition” refers to BCO Acquisition, Inc., the entity which was merged into BWAY Corporation in connection with the merger and related transactions (Note 2), “BWAY Finance” refers to BWAY Finance Corp., the initial issuer of $200 million 10% Senior Subordinated Notes due 2010, “BWAY” or the “Company” refers to BWAY Corporation and all of its subsidiaries, “BWAY Manufacturing” refers to BWAY Manufacturing, Inc., a wholly-owned subsidiary of BWAY. BWAY Corporation is a wholly-owned subsidiary of BCO Holding.

We have prepared the accompanying consolidated financial statements without audit. Certain information and footnote disclosures, including significant accounting policies, normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The consolidated financial statements as of June 29, 2003 and September 29, 2002 and for the periods presented ending February 6, 2003 and June 29, 2003 include all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for these periods presented ending February 6, 2003 and June 29, 2003 are not indicative of the results that may be expected for the fiscal year and period ending September 28, 2003. As a result of the merger, the financial statements have been presented separately for BWAY’s prior ownership through the merger date (“Predecessor”) and ownership subsequent to the merger (“Successor”). These statements and the accompanying notes should be read in conjunction with our Annual Report on Form 10-K for the year ended September 29, 2002.

The Company operates on a 52/53-week fiscal year ending on the Sunday closest to September 30 of the applicable year. The first three quarterly fiscal periods end on the Sunday closest to December 31, March 31 or June 30 of the applicable quarter.

BWAY is a holding company with no independent operations, although it incurs expenses on behalf of its operating subsidiaries. BWAY has no significant assets other than the common stock of its subsidiaries. BWAY Manufacturing, the Company’s only subsidiary that is not a minor subsidiary, fully and unconditionally guarantees the $200 million 10% Senior Subordinated Notes due 2010 on a senior subordinated basis, subject to release as provided in the indenture for such notes. BWAY Manufacturing is wholly owned by BWAY.

2.    AGREEMENT AND PLAN OF MERGER

The Merger and Related Transactions

On September 30, 2002, BCO Holding, BCO Acquisition and BWAY entered into a merger agreement, which provided for the merger of BCO Acquisition and BWAY, with BWAY continuing as the surviving corporation. On November 27, 2002, BWAY Finance issued $200 million 10% Senior Subordinated Notes due 2010 in a private placement to raise a portion of the financing needed to consummate the merger. The merger was completed on February 7, 2003, at which time BWAY assumed BWAY Finance’s obligations under the $200 million 10% Senior Subordinated Notes due 2010. As a result of the merger and related transactions, the Company is controlled by affiliates of Kelso & Company, L.P. (“Kelso”). Kelso is a private investment firm founded in 1971.

The following transactions occurred in connection with the merger:

•	Approximately 8.2 million shares of BWAY’s common stock were converted into the right to receive $20.00 per share in cash.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

•	All outstanding unvested options to purchase BWAY’s common stock became fully vested, and options to purchase approximately 1.0 million shares of BWAY’s common stock were canceled in exchange for lump sum payments in cash of $20.00 per underlying share, less the applicable option exercise price.

•	Affiliates of Kelso contributed $78.0 million in cash in exchange for 7.8 million shares of common stock of BCO Holding. Another equity investor contributed $2.0 million in cash in exchange for 0.2 million shares of common stock of BCO Holding. Certain stockholders of BWAY, including members of management and the Board of Directors exchanged a total of approximately 0.6 million shares and options to purchase approximately 0.8 million shares of BWAY’s common stock (with an aggregate value of approximately $20.3 million), for a total of approximately 1.2 million shares and options to purchase approximately 1.6 million shares of common stock of BCO Holding. As a result of these transactions, Kelso and its affiliates own approximately 77.7% of BCO Holding’s fully diluted common stock, the other equity investor owns approximately 2.0% of BCO Holding’s fully diluted common stock and such existing stockholders of BWAY own the balance of BCO Holding’s fully diluted common stock, in each case without giving effect to the grant of new stock options under BCO Holding’s new stock incentive plan.

•	BWAY amended and restated its then existing credit facility to allow for the merger and related transactions, and to effect certain other changes and additions.

•	BWAY Finance issued $200 million 10% Senior Subordinated Notes due 2010; upon the completion of BCO Acquisition’s merger with and into BWAY on February 7, 2003, BWAY assumed BWAY Finance’s obligations under the $200 million 10% Senior Subordinated Notes due 2010 and the related indenture, and BWAY’s principal operating subsidiary, BWAY Manufacturing, guaranteed the $200 million 10% Senior Subordinated Notes due 2010.

•	BWAY used the net proceeds from these equity and debt financings to:

•	fund the cash consideration payable to its stockholders and option holders under the merger agreement;

•	repurchase substantially all of its outstanding $100.0 million 10 1/4% senior subordinated notes due 2007 and pay the accrued interest and a bond tender and consent solicitation premium associated with those notes;

•	pay accrued interest under its credit facility as of the closing of the merger; and

•	pay related transaction fees and expenses.

•	BWAY Finance merged with and into BWAY, with BWAY continuing as the surviving corporation of the merger.

Upon completion of the transactions, BWAY became a private company and its common stock was delisted from the New York Stock Exchange.

The merger of BCO Acquisition and BWAY, the investment by affiliates of Kelso and the other equity investor, the investment by certain stockholders and option holders who exchanged shares and options, the amended credit facility, the offering of the $200 million 10% Senior Subordinated Notes due 2010 and the application of the net proceeds therefrom, the repurchase and redemption of BWAY’s outstanding $100.0 million 10 1/4% senior subordinated notes due 2007, the repayment of all outstanding principal and accrued interest at the closing date under BWAY’s credit facility and the merger of BWAY Finance with and into BWAY are collectively referred to herein as the “transactions”.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Financial Advisory Fees

Upon completion of the merger, the Company paid Kelso a fee of approximately $5.0 million in connection with the merger and entered into a financial advisory agreement with Kelso for annual fees of approximately $0.5 million plus reimbursement of Kelso’s reasonable expenses.

Deferred Financing and Transaction Costs

The Company incurred transaction costs and debt issuance costs of approximately $30.4 million, which have been capitalized as either direct costs of the transaction or as deferred financing costs.

In fiscal 2002 and in the period from September 30, 2002 to February 6, 2003, Predecessor expensed approximately $1.5 million and $2.5 million, respectively, in merger-related transaction costs, which related primarily to the fairness opinion from the special committee’s independent financial advisor, legal and other advisory fees and expenses, and special committee retainer and meeting fees and expenses.

The acquisition was funded as follows:

($ in thousands)
Equity contributions:
Kelso and affiliates	$78,000
Continuing investors	20,349
Other equity investor	2,000
10% Senior Subordinated Notes due 2010 assumed from BWAY Finance	200,000
Credit facility borrowings at closing	15,815
Transaction and financing costs paid from operating cash flows and additional credit facility borrowings	16,716

Total purchase price	$332,880

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

The following table summarizes the estimated fair values of the assets and liabilities assumed at February 7, 2003, the date of the merger, as adjusted for subsequent changes in the valuation of certain equipment.

February 7, 2003
($ in thousands)
Cash and other current assets	$121,206
Property, plant and equipment	110,853
Intangible assets subject to amortization:
Tradename	8,590
Customer lists	65,659
Non-compete agreement	24
Deferred financing costs	12,212
Other assets	533
Goodwill	84,330

Total assets acquired	403,407

Current liabilities	(95,714)
Long-term debt	(216,815)
Other long-term liabilities	(17,256)

Total liabilities assumed	(329,785)

Net assets acquired	73,622

The merger was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (“SFAS”) 141, Business Combinations, and Emerging Issues Task Force (“EITF”) Issue 88-16, Basis in Leveraged Buyout Transactions. As such, the acquired assets and assumed liabilities have been recorded at fair market value for the interests acquired and preliminary estimates of assumed liabilities by new investors and at the carryover basis for continuing investors. The acquired assets and assumed liabilities were assigned new book values in the same proportion as the residual interests of the continuing investors and the new interests acquired by the new investors. The sum of the investment made by the new investors and the continuing investors’ proportionate share of the Predecessor book value was reduced by a deemed dividend of $19.4 million, calculated in accordance with EITF 88-16, to determine the value of net assets acquired.

The unaudited pro forma results presented below include the effects of the merger as if it had been consummated at the beginning of the period prior to the acquisition. Pro forma adjustments arise due to the asset revaluation, deferred financing fees incurred and additional debt. The unaudited pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been consummated at the beginning of the period prior to the acquisition.

	Successor	Predecessor	Predecessor	Predecessor	Predecessor
	Three Months Ended June 29, 2003	Three Months Ended June 30, 2002	Period from February 7 to June 29, 2003	Period from September 30, 2002 to February 6, 2003	Nine Months Ended June 30, 2002
		($ in thousands)
Net sales	$145,925	142,142	224,814	186,726	388,128
Net income (loss)	3,473	2,077	3,494	635	(1,667)

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

3.    INVENTORIES

Inventories are carried at the lower of cost or market, with cost determined under the last-in, first-out (LIFO) method of inventory valuation and are summarized as follows:

	Successor June 29, 2003	Predecessor September 29, 2002
	($ in thousands)
Inventories at FIFO cost:
Raw materials	$4,552	$4,451
Work-in-process	32,978	30,606
Finished goods	13,197	10,047

	50,727	45,104
LIFO reserve	(302)	(710)

Inventories, net	$50,425	$44,394

4.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	Successor, June 29, 2003	Predecessor, September 29, 2002
	($ in thousands)
Land	2,552	1,684
Buildings and improvements	9,163	13,016
Machinery and equipment	100,307	143,584
Furniture, fixtures and computer information systems	9,093	25,201
Construction-in-process	13,829	8,504

	134,944	191,989
Less accumulated depreciation	(24,013)	(85,169)

Property, plant and equipment, net	110,931	106,820

5.    GOODWILL AND OTHER INTANGIBLES

Effective September 30, 2002, the Company adopted SFAS 142, Goodwill and Other Intangible Assets, which prescribes the accounting practices for goodwill and other intangible assets. Under this pronouncement, goodwill is no longer amortized to earnings, but instead is reviewed periodically (at least annually) for impairment. The Company completed the initial impairment test, which did not result in an impairment. The Company will annually review for impairment at the end of the eleventh month of its fiscal year (approximately August 30).

The Company amortizes finite-lived, identifiable intangible assets over their remaining useful lives, which range from 4 to 18 years. These finite-lived intangibles are amortized in proportion to the underlying discounted cash flows that were used in determining the valuation associated with the transaction. The portion of these intangibles associated with Predecessor’s carryover basis continues to be amortized on a straight-line basis.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

The following table adjusts net income (loss) for the impact of the implementation of SFAS 142:

	Predecessor Three Months Ended June 30, 2002	Predecessor Period from September 30, 2002 to February 6, 2003	Predecessor Nine Months Ended June 30, 2002
	($ in thousands)
Reported net income (loss)	$4,848	$(9,067)	$8,333
Goodwill amortization, net of tax effect	536	—	1,351

Pro forma net income (loss)	$5,384	$(9,067)	$9,684

The following table sets forth the identifiable intangible assets by major asset class:

	Successor			Predecessor
	June 29, 2003			September 29, 2002
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	($ in thousands)
Amortized intangible assets
Customer lists(1)	$66,370	$(3,837)	$62,533	$7,743	$(3,682)	$4,061
Non-compete agreement(2)	30	(9)	21	150	(20)	130
Tradename(3)	8,590	(368)	8,222	—	—	—

Total	$74,990	$(4,214)	$70,776	$7,893	$(3,702)	$4,191

(1)	Useful lives range between 11 and 18 years.
(2)	Useful life of 4 years.
(3)	Useful life of 10 years.

Expected amortization expense by fiscal year is as follows ($ in thousands):

2003	$2,276
2004	11,910
2005	12,109
2006	9,834
2007	7,838
Thereafter	26,809

$70,776

The following table sets forth changes in goodwill during the first six months of fiscal 2003:

($ in thousands)	Carrying Amount
Goodwill

Balance, September 29, 2002	$67,968
Additions related to merger transaction (Note 2)	16,362

Balance, June 29, 2003	$84,330

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

6.    STOCKHOLDERS’ EQUITY

As a result of the merger and excluding shares and options of Predecessor exchanged by certain continuing investors for BCO Holding common stock, all of the outstanding shares of Predecessor were converted to the right to receive $20.00 cash and each outstanding stock option of Predecessor was converted to the right to receive $20.00 cash reduced by the option price. Additionally, all shares of Company stock held by Predecessor as treasury stock were canceled. The Company issued a certificate for 1,000 shares, $0.01 par value common stock to BCO Holding, the Company’s sole shareholder.

7.    STOCK-BASED COMPENSATION PLAN

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations (“APB 25”). Accordingly, the Company is not required to record compensation expense when the exercise price of stock options granted to employees or directors is equal to or greater than the fair market value of the stock when the option is granted. Compensation expense for employees’ and directors’ stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the exercise price amount an employee or director must pay to acquire the stock. In October 1995, the Financial Accounting Standards Board (“FASB”) issued SFAS 123, Accounting for Stock-Based Compensation, which allows the Company to continue to follow the guidance of APB 25, but requires pro-forma disclosures of net income and earnings as if the Company had adopted the SFAS 123. In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123, which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. SFAS 148 requires prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation and amends APB Opinion 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information.

In February 2000, the Predecessor adopted the Fourth Amendment and Restatement of the 1995 Long-Term Incentive Plan (“Predecessor Incentive Plan”), which increased the aggregate number of shares of common stock authorized for issuance thereunder from 1,825,000 to 2,425,000. Options granted thereunder generally became exercisable in installments of 33% per year on each of the first through third anniversaries of the grant. The Predecessor Incentive Plan authorized grants of stock options to participants from time to time as determined by the Board’s Management Resources, Nominating and Compensation Committee. Options granted under the Predecessor Incentive Plan may have been incentive stock options as described in Section 422 of the Internal Revenue Code, non-qualified stock options, or a combination thereof. As a result of the merger transaction (which, as defined in the Predecessor Incentive Plan, was an event of a change in control), all outstanding options became immediately vested and exercisable.

On February 7, 2003, effective with the closing of the merger, BCO Holding assumed the Predecessor Incentive Plan. Following the assumption, the Predecessor Incentive Plan was renamed Holding 1995 Long-Term Incentive Plan (“Holding Incentive Plan”). Certain members of management that held stock options under the Predecessor Incentive Plan entered into Exchange Agreements with BCO Holding whereby their Predecessor Incentive Plan options to acquire shares in BWAY Corporation were exchanged 2-for-1 for new options under the Holding Incentive Plan with a corresponding decrease in the exercise price (“New Options”) to acquire shares in BCO Holding Company. The New Options were fully vested as of the closing of the merger and were issued with substantially the same terms and conditions in effect immediately before the exchange.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Although the Holding Incentive Plan grants the right to acquire shares in BCO Holding, the Holding Incentive Plan is used to incentivize certain of the Company’s employees, including management, and certain options available under the plan are tied to the Company’s performance. As such, the Holding Incentive Plan is accounted for as if it were a direct plan of the Company. BCO Holding is a non-operating holding company whose sole purpose is to hold the Company’s outstanding stock.

There were no options granted under the Predecessor Incentive Plan from September 30, 2002 to February 6, 2003 and, except for options pursuant to the Exchange Agreements discussed above, there were no options granted under the Holding Incentive Plan for the period February 7, 2003 to June 29, 2003 effective as of June 29, 2003.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Successor	Predecessor	Successor	Predecessor	Predecessor
	Three Months Ended June 29, 2003	Three Months Ended June 30, 2002	Period from February 7, 2003 to June 29, 2003	Period from September 30, 2002 to February 6, 2003	Nine Months Ended June 30, 2002
Expected dividends	0.0%	0.0%	0.0%	0.0%	0.0%
Expected volatility	—	53.6%	—	53.6%	53.6%
Risk-free interest rate	3.6%	5.3%	3.6%	5.3%	5.3%
Expected lives (years)	5.0	4.7	5.0	4.7	4.7

Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value at the grant dates of the awards under those plans in accordance with the provisions of SFAS 123, the Company’s net income (loss) would have been as follows:

	Successor	Predecessor	Successor	Predecessor	Predecessor
($ in thousands)	Three Months Ended June 29, 2003	Three Months Ended June 30, 2002	Period from February 7, 2003 to June 29, 2003	Period from September 30, 2002 to February 6, 2003	Nine Months Ended June 30, 2002
Net income (loss), as reported	$3,473	$4,848	$3,494	$(9,067)	$8,333
Stock-based compensation included in net income (loss), net of tax (1)	—	—	—	8,000	—
Pro forma stock-based compensation under SFAS 123, net of tax	—	(1,026)	—	(1,747)	(3,019)

Pro forma net income (loss)	$3,473	$3,822	$3,494	$(2,814)	$5,314

(1)	The $8.0 million of stock-based compensation, net of tax, recorded in the period from September 30, 2002 to February 6, 2003 related to the settlement of outstanding stock options of the Predecessor associated with the merger transaction.

During the fourth quarter of fiscal 2003, approximately 1.8 million options were effectively granted under the Holding Incentive Plan. These options consisted of certain options that will generally become exercisable in three equal annual installments commencing on the first anniversary of the grant date, certain options that will generally become exercisable in five equal annual installments if the Company achieves certain performance objectives established for the fiscal year or certain cumulative performance objectives at the end of the subsequent fiscal year and certain options that will generally become exercisable if certain targets have been achieved upon a change in control.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    LONG-TERM DEBT

Credit Facility

On February 7, 2003, the Company’s credit facility was amended and restated. The amendment (a) allowed for the transactions, (b) extended the expiration date from May 2005 to February 2008, and (c) modified certain other conditions and covenants. The Company incurred approximately $1.4 million in deferred financing costs related to this amendment, which will be amortized to interest expense over the term of the credit facility.

At June 29, 2003, the borrowing limit under the $90 million Credit Facility was $87.1 million. Based on certain borrowing restrictions, the Company had $64.8 million excess availability at June 29, 2003. The difference between the borrowing limit and excess availability relates to borrowings outstanding and standby letters of credit. At June 29, 2003, rate margins were 1.25% (prime) and 2.75% (LIBOR) and actual borrowing rates were 5.25% (prime) and 4.02% (LIBOR). The Company was in compliance with all restrictive covenants under the Credit Facility as of March 30, 2003.

Senior Subordinated Notes

On November 27, 2002, BWAY Finance completed a private offering of $200.0 million principal amount of 10% Senior Subordinated Notes due 2010. On February 7, 2003, the Company assumed BWAY Finance’s obligations under such notes in connection with the consummation of the merger and the other transactions. In conjunction with the private offering, BWAY Finance entered into a Registration Rights Agreement, which the Company assumed on February 7, 2003 concurrent with the assumption of BWAY Finance’s obligations.

The indenture governing these notes contains covenants that limit the ability of the Company (and some or all of its subsidiaries) to: incur additional debt, pay dividends or distributions on its capital stock or to repurchase its capital stock, make certain investments, create liens on the Company’s assets to secure debt, engage in transactions with affiliates, merge or consolidate with another company and transfer and sell assets. These covenants are subject to a number of important limitations and exceptions.

The Registration Rights Agreement required, among other things, that the Company use its best efforts to file a registration statement with the Securities and Exchange Commission by April 8, 2003 and to cause the registration statement to be declared effective July 7, 2003.

On August 5, 2003, the Company filed Amendment No. 2 to Form S-4 with the Securities and Exchange Commission seeking to register its $200.0 million 10% Senior Subordinated Notes due 2010 under the Securities Act of 1933. As of the date of this report, the registration statement has not been deemed effective. Since the registration statement was not declared effective by July 7, 2003, additional interest of 0.5% per annum began to accrue effective July 8, 2003. In the event the registration statement is not declared effective by October 5, 2003, an additional 0.5% per annum (1.0% total) will begin to accrue. Quarterly interest expense will increase $0.3 million for each 0.5% of additional interest. The additional interest will no longer accrue when the Securities and Exchange Commission declares the registration statement effective.

As part of the transactions, the Company redeemed $99.0 million of the outstanding principal of the 10- 1/4% Senior Subordinated Notes due 2007. In April 2003, the Company redeemed the remaining $1.0 million of these notes at approximately 103.4% of the outstanding principal plus accrued interest through the redemption date. The $1.0 million outstanding at June 29, 2003 is classified in other current liabilities.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Scheduled maturities of long-term debt, including current maturities, as of June 29, 2003 are as follows  ($ in thousands):

2008	$12,046
Thereafter	200,000

$212,046

9.    RESTRUCTURING CHARGE AND EXIT LIABILITY

At February 7, 2003, BWAY’s senior management committed to a plan to exit a manufacturing facility. In conjunction with this decision, the Company established a reorganization reserve of $1.2 million for closing the facility. This reserve includes severance costs of approximately $0.3 million and estimated costs associated with the closure of the facility totaling $0.9 million.

The following tables set forth changes in the restructuring and exit liabilities from September 29, 2002 to June 29, 2003. The nature of the restructuring liability has not changed from that previously reported in the Company’s Annual Report on Form 10-K for the fiscal year ended September 29, 2002. The restructuring and exit liabilities are included in other current liabilities.

	Balance September 29, 2002	Recovery	Expenditures	Balance June 29, 2003
	($ in millions)
Restructuring liability:
Facility closure costs	$2.8	$(0.5)	$(0.9)	$1.4

	Balance February 7, 2003(1)	Expenditures	Balance June 29, 2003
	($ in millions)
Exit liability:
Facility closure costs	$0.9	—	$0.9
Severance	0.3	—	0.3

Total exit liability	$1.2	—	$1.2

(1)	The balance was established as part of purchase accounting.

The Company reversed approximately $0.5 million in the Predecessor financial statements during the second quarter of fiscal 2003 to reflect revised expectations of expected future lease payments for closed facilities.

10.    COMMITMENTS AND CONTINGENCIES

Environmental

The Company is subject to a broad range of federal, state and local environmental, health and safety laws, including those governing discharges to air, soil and water, the handling and disposal of hazardous substances and the investigation and remediation of contamination resulting from the release of hazardous substances. The Company believes that it is in material compliance with all applicable environmental, health and safety laws, though future expenditures may be necessary in order to maintain such compliance, including compliance with air emission control requirements for volatile organic compounds. In addition, the Company uses, stores and

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

disposes of hazardous substances in the course of its operations. Some of the Company’s current and former facilities are involved in environmental investigations and remediations resulting from releases of hazardous substances or the presence of other constituents. While the Company does not believe that any investigation or remediation obligations that it has identified will have a material adverse effect on its operating results or financial condition, there are no assurances that such obligations will not arise in the future.

In 1999, the Company entered into a consent order with Owens-Illinois, Inc. and the Georgia Department of Natural Resources to investigate and remediate contamination detected at its Homerville, Georgia facility. Pursuant to the terms of the consent order, the Company has been conducting removal activities related to certain contaminants released at the facility. Owens-Illinois has been addressing other contaminants released at the facility. The Company negotiated with Owens-Illinois the allocation of costs related to the excavation and removal of buried drums and containers that were discovered at the Homerville facility in December 2001. The Company has accrued its allocable portion of these costs.

In addition, a waste disposal area was uncovered at the Company’s Cincinnati, Ohio facility. In early 2002, Ball Corporation, the prior owner of the facility, agreed to address the waste disposal area to the satisfaction of state and county authorities, pursuant to its indemnification obligations to the Company. While there are certain limitations on Ball’s indemnification, the Company does not believe that it will incur material costs for this issue.

From time to time, the Company receives requests for information or is identified as potentially responsible parties pursuant to the Federal Comprehensive Environmental Response, Compensation and Liability Act or analogous state laws with respect to off-site waste disposal sites utilized by its current or former facilities or its predecessors in interest. The Company does not believe that any of these identified matters will have a material adverse effect on its operating results or financial condition.

Reserves for environmental liabilities are recorded when environmental investigation and remediation obligations are probable and related costs are reasonably estimable. The Company had a reserve of approximately $0.4 million for environmental investigation and remediation obligations as of June 29, 2003 and September 29, 2002; however, there can be no guarantee that future expenditures will not exceed the amount reserved.

Litigation

The Company is involved in legal proceedings from time to time in the ordinary course of business. The Company believes that the outcome of any currently pending proceedings will not have a material adverse effect on the Company’s financial condition or results of operations. At June 29, 2003 and September 29, 2002, the Company had accrued approximately $0.4 million related to pending litigation matters.

Letters of Credit

At June 29, 2003, a bank had issued standby letters of credit on behalf of the Company in the aggregate amount of $3.7 million in favor of the Company’s workers’ compensation insurers and purchasing card vendor.

11.    RECENT ACCOUNTING PRONOUNCEMENTS

In April 2003, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is generally effective for contracts entered into or modified after June 30, 2003 and is not expected to have a material impact on the Company’s financial statements.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. FIN No. 46 is an Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements and addresses consolidation by business enterprises of variable interest entities (“VIEs”). The Interpretation is based on the theory that an enterprise controlling another entity through interests other than voting interests should consolidate the controlled entity. Business enterprises are required under the provisions of the Interpretation to identify VIEs, based on specified characteristics, and then determine whether they should be consolidated. An enterprise that holds a majority of the variable interests is considered the primary beneficiary which would consolidate the VIE. The primary beneficiary of a VIE is also required to include various disclosures in interim and annual financial statements. Additionally, an enterprise that holds a significant variable interest in a VIE, but that is not the primary beneficiary, is also required to make certain disclosures.

The Interpretation is effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003. An entity with variable interests in a VIE created before February 1, 2003 is required to apply the provisions of this Interpretation to that entity by the end of the first interim or annual reporting period beginning after June 15, 2003. The Company has not identified any VIEs and, accordingly, does not expect the application of this Interpretation to have a material effect on its results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The adoption of FIN 45 did not impact the Company’s results of operations or financial position.

12.    SUBSEQUENT EVENTS

On August 25, 2003, the Company acquired substantially all of the assets of SST Industries, a manufacturer of rigid plastic containers for industrial packaging markets. The Company paid approximately $23.2 million in cash for the acquisition, which was financed using borrowings under the Company’s $90.0 million credit facility.

In the fourth quarter of fiscal 2003, the Company was notified by one of the Company’s largest customers that commencing in October 2003 the customer plans to convert a significant portion of its steel packaging requirements to an alternative packaging that the Company does not manufacture, thereby reducing its purchases from the Company. The customer has also notified the Company that it plans to convert the balance of its steel packaging requirements to such alternative packaging in the second quarter of fiscal 2004.

As a result of this conversion, we intend to close our manufacturing facility in Picayune, Mississippi. We will relocate or terminate the workforce and dispose of or transfer certain equipment to other manufacturing facilities. We expect to record a restructuring charge of approximately $0.1 to $0.3 million in the fourth quarter of fiscal 2003 and of approximately $0.4 to $0.6 million in fiscal 2004 as a result of closing the Picayune facility. The restructuring charge will consist of severance and benefits, equipment disposition and other related costs associated with closing the manufacturing facility.

In addition to the restructuring charge, we have shortened the estimated remaining useful lives of certain long-lived assets, primarily equipment, associated with the manufacture of the steel packaging we supply to Folgers. The shortened useful lives will result in approximately $1.5 to $2.0 million in additional depreciation expense in the fourth quarter of fiscal 2003 and approximately $4.5 to $5.5 million in the first half of fiscal 2004.

Prospectus

BWAY Manufacturing, Inc.

Offer to Exchange any and all outstanding 10% Senior

Subordinated Notes due 2010 issued on November 27, 2002

for Registered 10% Senior Subordinated Notes due 2010

November 5, 2003

Dealer Prospectus Delivery Obligation

Until February 3, 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.